

2021

Proxy Statement

FOOT LOCKER, INC.

We heard you speak

We value an open dialogue with our shareholders, and we believe that regular communication is a critical part of our long-term success.

WE ARE PROUD OF OUR LONG-STANDING AND ROBUST SHAREHOLDER ENGAGEMENT PROGRAM. WE ENGAGE PROACTIVELY WITH OUR SHAREHOLDERS, MAINTAINING A TWO-WAY, YEAR-ROUND GOVERNANCE CALENDAR AS SHOWN BELOW:

During 2020, we met individually with shareholders representing approximately 20% of our total shares outstanding, as well as proxy advisory firms, and our engagement program addressed our Board of Directors (the "Board") refreshment and composition, Board evaluation process, boardroom and company culture, executive compensation programs, and Corporate Social Responsibility ("CSR") program.

We have been responsive to shareholder feedback. In recent years, we have taken a number of actions to strengthen our governance and global CSR program and enhance the disclosure of our practices.

Summer

- Board reviews the voting results of the Company's annual shareholders' meeting.
- Board reviews governance trends and key topics from the proxy season and peer company practices.

Fall

- We contact shareholders and proxy advisors to engage in conversations and listen to their concerns and other feedback on our governance and compensation practices.
- Our Lead Independent Director shares engagement feedback with the Board.

Winter

- The Board uses the feedback from our engagement meetings in its review of governance and compensation practices for the coming year.
- We begin drafting the Proxy Statement and consider disclosure improvements based on engagement feedback.

Spring

- We file our Proxy Statement and contact shareholders to answer any questions on the items being voted on at the annual meeting.
- We hold our annual meeting.

Annual Meeting

For additional information, see **Shareholder Engagement** on page 27

Table of Contents

This page is intentionally left blank.



Notice of 2021 Annual Meeting of Shareholders

330 WEST 34TH STREET
NEW YORK, NEW YORK 10001



Date and Time
May 19, 2021 at 9:00 a.m.,
Eastern Daylight Time ("EDT")



Virtual Meeting Site
virtualshareholdermeeting.com/FL2021



Record Date
Shareholders of record as of
March 22, 2021 can vote at
the 2021 Annual Meeting

During this extraordinary time, we must all do our part to stop the spread of COVID-19. While we intended to hold our 2021 Annual Meeting in person, we are sensitive to the public health and travel concerns our shareholders may have and recommendations that public health officials have issued in light of the COVID-19 pandemic. As a result, we are holding our 2021 Annual Meeting virtually, to the extent permitted by applicable law. Please retain the 16-digit control number included on your Notice of Internet Availability of Proxy Materials ("Notice"), proxy card, and voting instruction form that accompanied your proxy materials, as you will need this number to attend the virtual meeting if you wish to participate. All shareholders will be afforded the same rights they would have had at a physical meeting, and our current intention is to revert to a physical meeting in 2022.

In the event a virtual-only meeting is not permitted under New York law, we will notify shareholders in advance of the physical location of the meeting by issuing a press release, which will be available on our corporate website at footlocker.com/corp and proxyvote.com, and filing it as additional proxy material with the U.S. Securities and Exchange Commission ("SEC").

All shares that have been properly voted and not revoked will be voted at the 2021 Annual Meeting. If you sign and return a proxy card but do not give voting instructions, the shares represented by that proxy card will be voted as recommended by the Board. **Your vote is very important to us. Please exercise your right to vote.**

Items of Business

Proposal		Board's Voting Recommendation	Vote Required to Approve
Item 1	Elect ten members to the Board to serve for one-year terms	✔ **FOR** each nominee	Majority of Votes Cast by Shareholders
Item 2	Approve, on an advisory basis, our named executive officers' ("NEOs") compensation	✔ **FOR**	Majority of Votes Cast by Shareholders
Item 3	Ratify the appointment of KPMG LLP as our independent registered public accounting firm for the 2021 fiscal year	✔ **FOR**	Majority of Votes Cast by Shareholders

Transact such other business as may properly come before the 2021 Annual Meeting and at any adjournment or postponement of the meeting

Proxy Voting

You may vote using any of the following methods:

Telephone 	If you are located within the United States or Canada, you may vote your shares by calling 800-690-6903 and following the recorded instructions. Telephone voting is available 24 hours per day and will be accessible until 11:59 p.m. EDT on May 18, 2021. The telephone voting system has easy to follow instructions and allows you to confirm that the system has properly recorded your vote. If you vote by telephone, you do NOT need to return a proxy card or voting instruction form.
Scanning 	You may scan the QR Code provided to you to vote your shares through the internet with your mobile device. Internet voting is available 24 hours per day and will be accessible until 11:59 p.m. EDT on May 18, 2021. You will be able to confirm that the system has properly recorded your vote. If you scan your QR code to vote, you do NOT need to return a proxy card or voting instruction form.
At the Meeting 	You may vote at the 2021 Annual Meeting using the 16-digit control number included on your Notice, proxy card, and voting instruction form that accompanied your proxy materials.
Internet 	You may vote your shares through the internet at proxyvote.com. Internet voting is available 24 hours per day and will be accessible until 11:59 p.m. EDT on May 18, 2021. You will be able to confirm that the system has properly recorded your vote. If you vote via the internet, you do NOT need to return a proxy card or voting instruction form.
Mail 	If you received printed copies of the proxy materials by mail, you may vote by mail. Simply mark your proxy card or voting instruction form, date and sign it, and return it in the postage-paid envelope that we included with your materials.
App 	You may vote your shares by using the ProxyVote app. Download the app from the App Store or Google Play, scan or enter your control number, and vote. App voting is available 24 hours per day and will be accessible until 11:59 p.m. EDT on May 18, 2021. You will be able to confirm that the system has properly recorded your vote. If you vote using the app, you do NOT need to return a proxy card or voting instruction form.

Important Notice Regarding the Availability of Proxy Materials for the 2021 Annual Meeting to be Held on May 19, 2021

The Company's Proxy Statement and 2020 Annual Report on Form 10-K are available at materials.proxyvote.com/344849.

April 9, 2021

SHEILAGH M. CLARKE
Senior Vice President, General Counsel and Secretary



Message from Our Chairman and Chief Executive Officer

Our Response to COVID-19

The strength of Foot Locker, Inc. is in our people, and I'm very proud of the way we've come together in the face of the COVID-19 pandemic—in our stores, offices, distribution centers, and call centers—to support our customers and one another. The health and safety of our customers, team members and their families, and suppliers is our top priority. We are taking all precautionary measures as directed by health authorities and local, state, and national governments. We are actively monitoring global developments, and we will make additional decisions as needed to protect the health and safety of our team as well as the long-term success of our business. Looking ahead, COVID-19 remains a sobering reality causing uncertainty. However, the flip of the calendar into 2021 has renewed our sense of optimism. I'm confident that our learnings and achievements in 2020 will now guide us into the future as a smarter and more agile company, as we unlock new and exciting ways to **inspire and empower youth culture**.

DEAR FELLOW SHAREHOLDERS:

2020 was a remarkable year, not only because of the unique set of challenges it presented—a global pandemic and a growing movement for racial equality—but also because of our ability to bounce back and thrive. Many of our efforts in 2020 made us stronger as an organization, allowing us to achieve success beyond what any of us imagined last March.

We met the challenges of 2020 with resolve and agility as we quickly adapted our business to first weather the storm, and then thrive in the new environment. We put the safety of our customers and team members first by following guidelines from local, state, and federal governments and agencies.

Let me share with you a few highlights related to 2020:

- **Leveraging the Power of Our People.** One of our strategic imperatives—Leveraging the Power of Our People—proved truly exemplary in 2020. Whether it was our corporate team members quickly adjusting to function at a high level in the new work-from-home environment, or our store teams adeptly tackling the huge lift of closing and reopening our store fleet retrofitted for personal protective equipment ("PPE") and social distancing protocols, we demonstrated what can be achieved in the face of adversity when our people—around the world and across the entire organization—band together.

- **Corporate Social Responsibility.** CSR is not a separate mandate for our business; it is embedded in our ability to achieve our four strategic imperatives. By aligning these strategic objectives with our sustainability ambition, we're looking at all aspects of our workforce, operations, products, and partners to identify opportunities for continuous improvement and innovation. During 2020, we committed to investing $200 million over five years to support our Black workforce and communities through our Leading in Education and Economic Development ("LEED") initiative. We also recently published our inaugural Impact Report covering two fiscal years (2019-20), which provides details on our global CSR program, consistent with the Sustainability Accounting Standards Board ("SASB") and Task Force on Climate-related Financial Disclosures ("TCFD") reporting standards, including our CSR initiatives during this period and our performance in certain environmental, social, and governance ("ESG") areas. As we look to fiscal 2021 and beyond, we recognize that this is a journey. We are fully committed to building on our progress and strengthening our vision for a more sustainable world. For additional information regarding our global CSR program and Board oversight, see **Corporate Social Responsibility** beginning on page 29, and our Impact Report on our corporate website at footlocker.com/corp.



- **Digital Transformation.** Pre-COVID-19, we already knew our customer was evolving fast and that digital connectivity was the driving force behind it. COVID-19 accelerated the rate of that change, as customers shifted their buying patterns online in the face of the pandemic. This is where the technology investments we made over the last several years truly paid off. We processed significantly higher digital order volumes while maintaining smooth and engaging shopping experiences across all our digital platforms and rewarding our customers through our young, but rapidly growing, loyalty program, FLX. Our digital business had an exceptional year, generating sales growth of 63.5% to over $2 billion, and representing a record 28% of our total sales. In the coming year, we will continue to invest our capital in digital and data analytics to drive long-term performance.

- **New Organizational Structure.** Global competition has continued to increase, and the bar for customer expectations has been set even higher. To ensure our success going forward, we know we must stay ahead of the curve in sneaker culture and remain deeply connected to youth culture. As such, we established a new organizational structure in 2020 to double down on our customer-focused offense. Led by Andrew Gray in the newly-created role of Chief Commercial Officer, we firmly believe that strengthening our customer connectivity will differentiate us in the marketplace and better position us to meet the opportunities and challenges ahead.

- **Board Refreshment.** I want to thank Maxine Clark who will be retiring from the Board at the 2021 Annual Meeting after serving for eight years. Maxine's extensive retail and brand marketing experience has been an invaluable source of insights, and I can say for the Board and myself that she will be truly missed.

The Notice of 2021 Annual Meeting of Shareholders and Proxy Statement contain details of the business to be conducted at the 2021 Annual Meeting. **Your vote is very important to us, so regardless of whether you attend the meeting, please vote your shares.**

I want to thank every Foot Locker, Inc. team member for their agility in adapting to their new work arrangements, as well as their commitment to the business through this extraordinary year to overcome the many obstacles 2020 threw our way. Our 2020 success also took a team of outstanding and innovative partners, including our world-class vendors, landlords, and many other important suppliers. I thank our partners and look forward to deeper collaborations together. I am also grateful to our Board, whose guidance and ongoing support was invaluable as we navigated the events of 2020. Finally, I want to thank all of our shareholders. We appreciate your investment and I truly appreciate the support you have shown the Company. As we look ahead, we are optimistic about Foot Locker's future.

Sincerely,

RICHARD A. JOHNSON
Chairman and Chief Executive Officer

Learn more about the Board's highlights from 2020 from our Lead Independent Director

» See Page 20



"WE MET THE CHALLENGES OF 2020 WITH RESOLVE AND AGILITY AS WE QUICKLY ADAPTED OUR BUSINESS TO FIRST WEATHER THE STORM, AND THEN THRIVE IN THE NEW ENVIRONMENT."



About Foot Locker, Inc.

Foot Locker, Inc. (NYSE: FL) ("Foot Locker," the "Company," "we," "our," or "us") leads the celebration of sneaker and youth culture around the globe through a portfolio of brands, including Foot Locker, Lady Foot Locker, Kids Foot Locker, Footaction, Champs Sports, Eastbay, and Sidestep, including approximately 3,000 retail stores across North America, Europe, the Middle East, Asia, Australia, and New Zealand, as well as websites and mobile apps.



Learn More About Our Company

You can learn more about the Company by visiting our corporate website at **footlocker.com/corp**. We also encourage you to read our Annual Report on Form 10-K for the fiscal year ended January 30, 2021, available on our corporate website at **footlocker.com/corp**.

Our Strategic Imperatives

We have established strategic imperatives for sustained performance centered around our customers:


ELEVATE THE CUSTOMER EXPERIENCE


INVEST FOR LONG-TERM GROWTH


DRIVE PRODUCTIVITY


LEVERAGE THE POWER OF OUR PEOPLE



Our Fiscal 2020 Performance Highlights

Despite the unprecedented business disruption caused by COVID-19, particularly given the store closures during the first quarter, we drove strong sales volume in 2020 once stores were reopened during the second quarter. Highlights include the following:



FOOT LOCKER, INC.

Sales of
$7.5 billion

$2.3 billion
of liquidity (including $1.7 billion of cash and cash equivalents, the strongest financial position in our history)

63.5%
growth in digital business to over $2 billion, representing 28% of sales

Over
$1 billion
net cash provided by operating activities ($903 million free cash flow on non-GAAP* basis)

$3.08 per share
earned net income ($2.81 per share on non-GAAP* basis)

$159 million
invested in our business to drive future growth through our capital program

$110 million
returned to shareholders between share repurchase program and dividends

*   A reconciliation to U.S. Generally Accepted Accounting Principles ("GAAP") is provided beginning on page 19 of our 2020 Annual Report on Form 10-K.

Our Corporate Social Responsibility Program

We are fully committed to building on our progress and strengthening our vision for a more sustainable world. Our global CSR program is focused on the following four pillars:



1 Leveraging the Power of Our People and Communities

2 Strengthening the Sustainability of Our Supply Chain

3 Managing and Reducing Our Environmental Impacts

4 Operating Ethically and Transparently

We are passionate about making *PROGRESS* in our programs and a sustainable *IMPACT* on the world

To learn more about our global CSR program, see **Corporate Social Responsibility** beginning on page 29 and our Impact Report on our corporate website at footlocker.com/corp.



Voting Roadmap

Proposal		Board's Voting Recommendation
1	**ELECT TEN MEMBERS TO THE BOARD TO SERVE FOR ONE-YEAR TERMS** The Board believes that the ten director nominees possess the necessary qualifications, experiences, and diversity to provide quality advice and counsel to the Company's management and effectively oversee the business and the long-term interests of shareholders.	✔ **FOR** each nominee » Page 7
2	**APPROVE, ON AN ADVISORY BASIS, OUR NEOs' COMPENSATION** The Company seeks a non-binding advisory vote to approve the compensation of its NEOs, as described in the **Compensation Discussion and Analysis ("CD&A")** beginning on page 41 and the **Summary Compensation Table** and related tables beginning on page 62.	✔ **FOR** » Page 40
3	**RATIFY THE APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE 2021 FISCAL YEAR** The Board believes that the retention of KPMG LLP to serve as the Independent Auditors for the 2021 fiscal year is in the best interest of the Company and its shareholders. As a matter of good corporate governance, shareholders are being asked to ratify the Audit Committee's selection of the Independent Auditors.	✔ **FOR** » Page 83

On or about April 9, 2021, we started mailing a Notice to our shareholders.

Proxies are being solicited by the Board to be voted at our 2021 Annual Meeting.





Proposal 1:
Election of Directors

General

There are currently 11 directors on our Board. Maxine Clark will be retiring when her term expires at the conclusion of the 2021 Annual Meeting, and the Board has fixed the number of directors at 10 effective at such time. All current directors other than Ms. Clark are standing for election for a one-year term at this meeting.

We have refreshed our Board over the past five years, as four highly-qualified directors were added to the Board and, as of the 2021 Annual Meeting, four directors will have retired during that time period. We believe that the Board possesses the appropriate mix of diversity in terms of gender, age, ethnicity, skills, business and Board experience, and viewpoints.

Director Nominees

Alan D. Feldman, Richard A. Johnson, Guillermo G. Marmol, Matthew M. McKenna, Darlene Nicosia, Steven Oakland, Ulice Payne, Jr., Kimberly Underhill, Tristan Walker, and Dona D. Young will be considered for election as directors to serve for one-year terms expiring at the 2022 Annual Meeting. Each nominee has been nominated by the Board for election and has consented to serve. If, prior to the 2021 Annual Meeting, any nominee is unable to serve, then the persons designated as proxies for this meeting (Sheilagh M. Clarke and John A. Maurer) will have full discretion to vote for another person to serve as a director in place of that nominee, or the Board may reduce its size.

Director Qualifications

The Nominating and Corporate Governance Committee (the "Governance Committee") reviewed the director skill-set matrix in light of the Company's long-term strategic plan and evaluated the directors' skills, experience, and qualifications under the updated matrix, which is shown on pages 16 through 17.

The Board, acting through the Governance Committee, considers its members, including those directors being nominated for reelection to the Board at the 2021 Annual Meeting, to be highly qualified for service on the Board due to a variety of factors reflected in each director's education, areas of expertise, and experience serving on the boards of directors of other organizations during the past five years. Generally, the Board seeks individuals with broad-based experience and the background, judgment, independence, and integrity to represent the shareholders in overseeing the Company's management in their operation of the business. Within this framework, specific items relevant to the Board's determination for each director are listed in each director's biographical information beginning on page 10. The ages shown are as of April 9, 2021. There are no family relationships among our directors or executive officers.

 **The Board recommends a vote FOR the election of each of the ten identified nominees to the Board.**

Director Nominees at a Glance

Ten directors are standing for election at the 2021 Annual Meeting for one-year terms. Maxine Clark will be retiring from the Board when her term expires at the conclusion of the 2021 Annual Meeting in accordance with the retirement policy for directors. The table below provides summary information about each of the nominees for director. See pages 10 through 14 for additional information about each nominee and pages 34 through 35 for additional information about the Committees of the Board.

Tenure

7
Median



0-5 years	6-15 years	≥16 years
4	4	2

Directors with varied tenure contribute to a range of perspectives and ensure we transition knowledge and experience from longer-serving members to those newer to our Board. We have a good mix of new and longer-tenured directors.

Age

64
Median



36-59	60-69	≥70
3	6	1

Attendance



99%

99% Attendance of Directors at Board and Committee Meetings in 2020

Our director nominees represent a range of backgrounds and experience



Dona D. Young   A G E
Lead Independent Director
Retired Chairman, President and Chief Executive Officer of The Phoenix Companies, Inc.

Age: 67
Director Since: 2001
Other Public Company Board: Aegon N.V.



Tristan Walker   F G
Independent
Founder and Chief Executive Officer of Walker & Company Brands Inc.

Age: 36
Director Since: 2020
Other Public Company Board: Shake Shack Inc.



Kimberly Underhill   C G E
Independent
President, North America Consumer of Kimberly-Clark Corporation

Age: 56
Director Since: 2016



Ulice Payne, Jr.   A G
Independent
President and Managing Member of Addison-Clifton, LLC

Age: 65
Director Since: 2016
Other Public Company Boards: ManpowerGroup Inc. WEC Energy Group, Inc.



Steven Oakland   F G E
Independent
Chief Executive Officer and President of TreeHouse Foods, Inc.

Age: 60
Director Since: 2014
Other Public Company Board: TreeHouse Foods, Inc.

Independence



9

9 out of **10** director nominees are independent. All director nominees are independent, except the CEO

Committees

A Audit   **C** Compensation   **F** Finance   **G** Governance   **E** Executive   ○○○○○ Committee Chair



Refreshment

4 New Directors
Added Over Past
5 Years

As of 2021 Annual Meeting,
4 Directors Will
Have Retired Over
Past 5 Years

Foot Locker Policy:
Retirement Age **72**

Richard A. Johnson Ⓔ
Chairman, President and Chief Executive
Officer of Foot Locker, Inc.

Age: 63
Director Since: 2014
Other Public Company Board: H&R Block Inc.



Alan D. Feldman   **C F**
Independent
Retired Chairman, President and
Chief Executive Officer of Midas, Inc.

Age: 69
Director Since: 2005

Other Public Company Board:
John Bean Technologies Corporation



Guillermo G. Marmol   Ⓐ **C E**
Independent
President of Marmol & Associates

Age: 68
Director Since: 2011



Matthew M. McKenna   **A** Ⓕ **E**
Independent
General Partner of Open Prairie
Rural Opportunities, L.P.; Executive in
Residence of Georgetown University,
McDonough School of Business

Age: 70
Director Since: 2006



Darlene Nicosia   **A C**
Independent
President, Canada and Northeast U.S.,
North America Operating Unit,
The Coca-Cola Company

Age: 53
Director Since: 2020



Our Board consists of individuals from a diverse range of backgrounds— in terms of gender, age, ethnicity, skills, and business and Board experience—with an equally diverse range of perspectives. What we share is a common desire to support management in achieving the Company's purpose to inspire and empower youth culture.

Diversity



60%

The majority of the director
nominees are women or
ethnically diverse

Our Governance Committee
is focused on ensuring continued
diversity on the Board during
refreshment activities by requiring
that candidate pools include
diverse individuals meeting the
recruitment criteria.



Women	African American	Hispanic
3	2	1

Richard A. Johnson



**Chairman and
Chief Executive Officer**
Age: 63
Director since: 2014

Committee:
E

Skills and Qualifications:



Professional Experience

Foot Locker, Inc.
- Chairman, since May 2016
- President and Chief Executive Officer, since December 2014

Director Qualifications

Mr. Johnson has extensive experience as a retail company executive, including 24 years at the Company. He serves as our Chairman, President and Chief Executive Officer. Mr. Johnson has led almost all of the Company's major businesses in the United States, International, and Direct-to-Customer and has extensive knowledge of all facets of the Company's business. He has played an integral role in developing and executing the Company's strategic plans.

Other Directorships

Mr. Johnson has been a director of H&R Block Inc. since September 2015, serving on its Audit and Compensation committees, and was previously a director of Maidenform Brands, Inc. from January 2013 to October 2013. Mr. Johnson is also a director of the Retail Industry Leaders Association and the Footwear Distributors and Retailers of America and serves on the University of Wisconsin—Eau Claire National Leadership Council.

Dona D. Young



Lead Independent Director
Age: 67
Director since: 2001

Committees:
A G E

Skills and Qualifications:



Professional Experience

Independent consultant (specializing in corporate social responsibility, corporate governance, and CEO coaching and counseling)

The Phoenix Companies, Inc. (an insurance and asset management company)
- Chairman, President and Chief Executive Officer, April 2003 to April 2009

Director Qualifications

Mrs. Young has significant governance, legal, and financial experience. Her prior service as General Counsel, and later Chief Executive Officer, of The Phoenix Companies, Inc. exposed her to a number of areas, including mergers and acquisitions, risk management, and financial reporting. Mrs. Young's leadership skills and broad corporate governance experience concerning board composition and succession planning are useful in her service as Lead Independent Director and a member of both the Governance Committee and the Audit Committee. Mrs. Young was named to the National Association of Corporate Directors ("NACD") Directorship 100 for 2015, and she has been an NACD Board Leadership Fellow since 2013. Mrs. Young is NACD Directorship Certified™, completed the NACD Cyber-Risk Oversight Program, and earned a CERT Certificate in Cybersecurity Oversight conferred by Carnegie Mellon University. She was also a 2012 Advanced Leadership Fellow at Harvard University.

Other Directorships

Mrs. Young serves as a member of the Supervisory Board, Risk Committee Chair, and a member of the Nominating and Governance Committee and Audit Committee of Aegon N.V. (multinational life insurance, pension, and asset management company). She is a director and member of the Audit Committee, Nominating and Governance Committee, and Compensation and Workforce Committee of USAA, a director, member of the Compensation Committee, and Chair of the Nominating and Governance Committee of the NACD, an advisory board member of Spahn & Rose Lumber Co., and a director and member of the Audit Committee and Nominating and Governance Committee of Save the Children International, and Save the Children Association, as well as a member of the Audit Committee of Save the Children U.S. (each a non-profit organization). She is also a trustee of Saint James School in Saint James, Maryland.



Chief Executive • Broad-Based Business • Digital and Channel Connectivity • Public Service • Information Security • International • Retail, Brand Marketing, and Social Media • Strategic Investments • Strategic Planning and Analysis • Supply Chain • Technology and Systems • Youth Culture / Target Market • Accounting or Financial • Business Development / Mergers and Acquisitions • Environmental, Social, and Governance • Risk Management

A Audit   **C** Compensation   **F** Finance   **G** Governance   **E** Executive   ○○○○○ Committee Chair



Alan D. Feldman



Independent Director
Age: 69
Director since: 2005

Committees:
C F

Skills and Qualifications:


Professional Experience

Midas, Inc. (automotive repair and maintenance services)
- Chairman, President and Chief Executive Officer, May 2006 to April 2012
- President and Chief Executive Officer, January 2003 to April 2006

Director Qualifications

Mr. Feldman is a recognized business leader with a broad base of experience in franchised retail operations, brand management, and customer relations. He previously served as Chairman, President and Chief Executive Officer of Midas, Inc. Mr. Feldman previously served as an executive of PepsiCo, Inc., Pizza Hut, Inc., and McDonald's Corporation. Mr. Feldman's leadership skills, retail knowledge, financial expertise, and executive experience provide particularly useful background for his service as a member of the Finance and Strategic Planning Committee (the "Finance Committee") and the Compensation and Management Resources Committee (the "Compensation Committee").

Other Directorships

Mr. Feldman has been a director of John Bean Technologies Corporation since July 2008, and he has served as the Chair of the Foundation Board of the University of Illinois since September 2012. Mr. Feldman was a director of GNC Holdings, Inc. from June 2013 to June 2020.

Guillermo G. Marmol



Independent Director
Age: 68
Director since: 2011

Committees:
A C E

Skills and Qualifications:


Professional Experience

Marmol & Associates (consulting firm that provides advisory services and investment capital to early stage technology companies)
- President, since March 2007 and from October 2000 to May 2003

Director Qualifications

Mr. Marmol has a significant background in information technology and systems, which is highly important to the Company as we continue to invest in our technology and systems and build a more powerful digital business to connect with our customers. Through his long tenure as a management consultant focusing on strategic analysis and business processes, as well as his prior roles as Division Vice President of Electronic Data Systems Corporation (global technology services company) from June 2003 to February 2007 and Director and Chief Executive Officer of Luminant Worldwide Corporation (internet professional services company) from July 1998 to October 2000, he brings valuable knowledge and expertise to his service on the Board, as Audit Committee Chair, and as a member on the Compensation Committee.

Other Directorships

Mr. Marmol is a director and Audit Committee member of Morae Global Corporation. He is Chair of the Board of Trustees of the Center for a Free Cuba. Mr. Marmol was a director of Vitamin Shoppe, Inc. from February 2016 to December 2019.



Chief Executive   Broad-Based Business   Digital and Channel Connectivity   Public Service   Information Security
International   Retail, Brand Marketing, and Social Media   Strategic Investments   Strategic Planning and Analysis   Supply Chain
Technology and Systems   Youth Culture / Target Market   Accounting or Financial   Business Development / Mergers and Acquisitions
Environmental, Social, and Governance   Risk Management

A Audit   **C** Compensation   **F** Finance   **G** Governance   **E** Executive   ○○○○○ Committee Chair

Matthew M. McKenna



Independent Director
Age: 70
Director since: 2006

Committees:
A Ⓕ E

Skills and Qualifications:



Professional Experience

Open Prairie Rural Opportunities Fund, L.P.
(private equity fund)
• General Partner, since April 2018

Georgetown University's McDonough School
of Business
• Executive in Residence, since February 2017

U.S. Secretary of Agriculture
• Senior Advisor, July 2013 to January 2017

Fordham University School of Law
• Adjunct Professor

Director Qualifications

Mr. McKenna has extensive financial, tax, and legal expertise, having served as a partner at an international law firm in New York City, Senior Vice President of Finance of PepsiCo, Inc. from August 2001 to December 2007, and a general partner of a private equity fund, which is useful for his service as Finance Committee Chair and as a member of the Audit Committee. The Board has determined that Mr. McKenna qualifies as an "audit committee financial expert," as defined by the rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, Mr. McKenna has government experience, as he previously served as Senior Advisor to the U.S. Secretary of Agriculture. He also brings the perspective of the non-profit sector from his previous positions as President and Chief Executive Officer of Keep America Beautiful, Inc. from January 2008 to June 2013 and Chairman of Ignatian Volunteer Corps., as well as his current positions as Executive in Residence of Georgetown University and adjunct professor at Fordham University.

Other Directorships

Mr. McKenna serves as a director and member of the Audit Committee of Green Dot Bioplastics LLC (bioscience social enterprise and full-service bioplastics company), and a director of Anacostia Impact Fund.

Darlene Nicosia



Independent Director
Age: 53
Director since: 2020

Committees:
A C

Skills and Qualifications:



Professional Experience

The Coca-Cola Company (non-alcoholic
beverage company)
• President, Canada and Northeast U.S., North
America Operating Unit, since January 2021
• President of the Canada Business Unit,
January 2019 to January 2021
• Vice President, Commercial Product Supply,
May 2016 to January 2019
• Vice President and Chief Procurement Officer,
March 2015 to May 2016

Director Qualifications

Ms. Nicosia brings to our Board a broad-based global business background gained through her experience in the consumer products industry. Currently Ms. Nicosia serves as President, Canada and Northeast U.S., North America Operating Unit for The Coca-Cola Company, where she is responsible for building some of the world's biggest brands in partnership with retailers and suppliers. Ms. Nicosia brings deep knowledge of global supply chain management, having served as Vice President, Global Product Supply, and Chief Procurement Officer at The Coca-Cola Company, and previous supply chain experience at both Kraft Heinz Company, and PepsiCo, Inc. Throughout her career, Ms. Nicosia has led sustainability initiatives, navigating complex regulatory environments and shifting consumer preferences. Her extensive understanding of general management, supply chain, marketing operations, customer and commercial, and business transformation is an asset to our Board.

Other Directorships

Ms. Nicosia is a member of the Advisory Board of the Georgia Institute of Technology, Scheller College of Business, a member of the Canadian Beverage Association, and a member of the Food, Health and Consumer Products of Canada Association.

 Chief Executive	 Broad-Based Business	 Digital and Channel Connectivity	 Public Service	 Information Security
 International	 Retail, Brand Marketing, and Social Media	 Strategic Investments	 Strategic Planning and Analysis	 Supply Chain
 Technology and Systems	 Youth Culture / Target Market	 Accounting or Financial	 Business Development / Mergers and Acquisitions	
 Environmental, Social, and Governance	 Risk Management			

A Audit   **C** Compensation   **F** Finance   **G** Governance   **E** Executive   ○○●○○ Committee Chair



Steven Oakland



Independent Director
Age: 60
Director since: 2014

Committees:
F G E

Skills and Qualifications:



Professional Experience

TreeHouse Foods, Inc. (manufacturer of packaged foods and beverages)
• Chief Executive Officer and President, since March 2018

The J.M. Smucker Company (manufacturer of packaged foods and beverages)
• Vice Chair and President, U.S. Food and Beverage, May 2016 to March 2018
• President, Coffee and Foodservice, April 2015 to April 2016

Director Qualifications

Mr. Oakland brings to our Board a broad-based business background and extensive experience in domestic and international consumer products operations, with particular strength in customer engagement, marketing, brand-building, and strategic planning. Mr. Oakland is actively involved in management resources issues and governance matters as the chief executive officer of a public company, providing him with relevant expertise as a member of the Finance Committee and Governance Committee Chair. Mr. Oakland also has risk management, business development, and mergers and acquisitions experience.

Other Directorships

Mr. Oakland serves on the boards of TreeHouse Foods, Inc., MTD Products, Inc., and Foster Farms.

Ulice Payne, Jr.



Independent Director
Age: 65
Director since: 2016

Committees:
A G

Skills and Qualifications:



Professional Experience

Addison-Clifton, LLC (global trade compliance advisory services provider)
• President and Managing Member, since May 2004

Director Qualifications

Mr. Payne brings to our Board significant managerial, operational, financial, public service, and global experience as a result of the many senior positions he has held, including as President and Managing Member of Addison-Clifton, LLC since May 2004, President and Chief Executive Officer of the Milwaukee Brewers Baseball Club from September 2002 to December 2003, Managing Partner of Foley & Lardner, LLP from 2001 to 2002, Partner of Foley & Lardner, LLP from February 1998 to September 2002, and the Wisconsin Commissioner of Securities from February 1985 to December 1987. As Foot Locker is a global company, the Board also benefits from his broad experience in, and knowledge of, international business and global trade compliance. In addition, Mr. Payne's past and present experience on the boards of several public corporations includes service as a member of either the Audit or Finance committee at each of these companies, which is beneficial to the Board.

Other Directorships

Mr. Payne serves as a director and member of the Audit Committee and Nominating and Governance Committee of ManpowerGroup, Inc., a director and member of the Finance Committee and Compensation Committee Chair of WEC Energy Group, Inc., and he also sits on the board of the Wisconsin Conservatory of Music. He previously served as a director of The Northwestern Mutual Life Insurance Company from January 2005 to May 2018.



Chief Executive   Broad-Based Business   Digital and Channel Connectivity   Public Service   Information Security

International   Retail, Brand Marketing, and Social Media   Strategic Investments   Strategic Planning and Analysis   Supply Chain

Technology and Systems   Youth Culture / Target Market   Accounting or Financial   Business Development / Mergers and Acquisitions

Environmental, Social, and Governance   Risk Management

A Audit   **C** Compensation   **F** Finance   **G** Governance   **E** Executive   ○○●○○ Committee Chair

Kimberly Underhill



Independent Director
Age: 56
Director since: 2016

Committees:
Ⓒ G E

Skills and Qualifications:



Professional Experience

Kimberly-Clark Corporation (manufacturer of branded personal care, consumer tissue, and professional healthcare products)
- President, North America Consumer, since May 2018
- Global President of Kimberly-Clark Professional, April 2014 to May 2018

Director Qualifications

Ms. Underhill brings to our Board a broad-based business background and extensive experience in domestic and international consumer products operations, with particular strength in marketing, brand-building, strategic planning, and international business development. Additionally, Ms. Underhill is actively involved in management resources issues as a senior executive of a public company, which provides relevant expertise to both our Compensation Committee, of which she is Chair, and Governance Committee, of which she is a member. Through her senior executive position at Kimberly-Clark, Ms. Underhill also has significant international and business development experience.

Other Directorships

Ms. Underhill is a director of Kimberly-Clark de Mexico, S.A.B. de C.V., a director and Compensation Committee Chair of the Network of Executive Women (women's leadership organization serving retail and consumer goods industries), a director and member of the Compensation Committee of ThedaCare Board of Trustees, and a director of the Food Marketing Institute.

Tristan Walker



Independent Director
Age: 36
Director since: 2020

Committees:
F G

Skills and Qualifications:



Professional Experience

Walker & Company Brands Inc. (manufacturer of health and beauty products for people of color), a subsidiary of the Procter & Gamble Company
- Founder and Chief Executive Officer, since April 2013

Director Qualifications

Mr. Walker is the Founder and Chief Executive Officer of Walker & Company Brands. Prior to his founding Walker & Company Brands, Mr. Walker was an Entrepreneur in Residence at Andreessen Horowitz (venture capital firm) from June 2012 to April 2013 and oversaw strategic partnerships and monetization as Director of Business Development at Foursquare from August 2009 to June 2012. Mr. Walker's brand marketing and technology experience are deeply connected to the mission of designing solutions for consumers while bridging the gap between technology product innovation and youth culture. Mr. Walker understands how to utilize innovation and technology to drive change and deliver growth. His work at the intersection of technology and the consumer experience makes a great addition to our Board.

Other Directorships

Mr. Walker serves as a director of Shake Shack, Inc. and a trustee of Children's Healthcare of Atlanta. He co-founded and served as Chairman of the Board of CODE2040 until January 2020, which matches high-performing Black and Latino software engineering students and graduates with technology firms and start-ups.



Chief Executive   Broad-Based Business   Digital and Channel Connectivity   Public Service   Information Security

International   Retail, Brand Marketing, and Social Media   Strategic Investments   Strategic Planning and Analysis   Supply Chain

Technology and Systems   Youth Culture / Target Market   Accounting or Financial   Business Development / Mergers and Acquisitions

Environmental, Social, and Governance   Risk Management

A Audit   **C** Compensation   **F** Finance   **G** Governance   **E** Executive   ○○○○○ Committee Chair



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Summary of Director Qualifications and Experience and Demographic Background

We believe that our slate of director nominees possesses the appropriate mix of diversity in terms of gender, age, ethnicity, skills, business and Board experience, and viewpoints. We have refreshed our Board over the past five years, as four highly-qualified directors were added to the Board and, as of the 2021 Annual Meeting, four directors will have retired during that time period.



Knowledge, Skills, and Experience

	Johnson	Young	Feldman	Marmol	McKenna	Nicosia	Oakland	Payne	Underhill	Walker
Leadership										
Chief Executive experience is important because directors who have served as CEOs of public or substantial privately-held or non-profit companies have experience working, communicating, and engaging with a variety of important stakeholder groups, including shareholders, bondholders, and investment analysts	●	●	●		●		●			●
Strategy										
Broad-Based Business expertise provides a depth of experience to leverage in evaluating issues, and making business judgments	●	●	●	●	●	●	●			
Digital and Channel Connectivity experience is important to the Company as we build a more powerful digital experience for our customers	●		●							●
Public Service experience is relevant to the Company as it is affected by government actions					●		●			
Information Security experience is relevant given the importance of protecting both the Company's and our customers' information		●	●							
International experience is important in understanding and reviewing our business and strategy outside of the United States, particularly in Europe and Asia	●	●			●	●				
Retail, Brand Marketing, and Social Media experience gives directors an understanding of assessing, developing, and implementing our marketing and customer engagement strategies	●		●		●		●			
Strategic Investments experience is important in evaluating our financial statements and investment strategy	●	●			●					
Strategic Planning and Analysis experience provides a practical understanding of assessing, developing, and implementing the metrics of our long-term financial objectives and strategic priorities	●	●	●	●	●	●	●			
Supply Chain experience is important to understand the omni-channel commerce distribution model with multiple fulfilment points to serve the customer	●				●		●			
Technology and Systems experience is important given the importance of technology to the retail marketplace, our internal operations, and our customer engagement initiatives	●		●							
Youth Culture / Target Market experience is important to understand our business and strategy as our brands keenly focus on their target customers, particularly youth culture	●				●		●			









Each director is individually qualified to make unique and substantial contributions. Collectively, our directors' diverse viewpoints and independent-mindedness enhance the quality and effectiveness of Board deliberations and decision making. This blend of qualifications, attributes, and tenure results in highly-effective leadership.

	Johnson	Young	Feldman	Marmol	McKenna	Nicosia	Oakland	Payne	Underhill	Walker
Governance										
Accounting or Financial expertise gained from experience as a CEO, audit professional, or finance executive is important because it assists our directors in understanding and overseeing our financial reporting and internal controls	●	●	●	●	●	●	●	●	●	●
Business Development / Mergers and Acquisitions experience is important because it helps in assessing potential growth opportunities	●	●	●	●	●		●	●	●	●
Environmental, Social, and Governance experience is important because it supports our goals of strong Board and management accountability, transparency, and protection of shareholder interests, including corporate social responsibility	●	●			●	●	●	●	●	●
Risk Management experience is helpful to the Board's role in overseeing strategic, financial, and execution risks and exposures; any major litigation and other matters that may present material risk to our operations, plans, prospects, or reputation (including those related to human capital management, supply chain, and environmental sustainability); significant acquisitions and divestitures; and senior management succession planning	●	●	●	●	●		●			
Demographic Background										
Board Tenure (Year Joined)	'14	'01	'05	'11	'06	'20	'14	'16	'16	'20
Year	7	20	16	10	15	1	7	5	5	1
Gender										
Male	●		●	●	●		●	●		●
Female		●				●			●	
Age (at April 9, 2021)										
Years old	63	67	69	68	70	53	60	65	56	36
Race/Ethnicity										
African American/Black								●		●
Hispanic				●						
Caucasian/White	●	●	●		●	●	●		●	
Number of Other Public Company Boards	1	1	1	–	–	–	1	2	–	1



Corporate Governance

Our Board of Directors

Our By-Laws provide for a Board consisting of between 7 and 13 directors. The exact number of directors is determined from time to time by the entire Board. There are currently 11 directors on our Board. Maxine Clark will be retiring when her term expires at the conclusion of the 2021 Annual Meeting, and the Board has fixed the number of directors at 10 effective at such time.

Directors' Independence

A director is not considered independent under New York Stock Exchange ("NYSE") rules if they have a material relationship with the Company that would impair their independence. In addition to the independence criteria established by the NYSE, the Board has adopted categorical standards to assist it in making its independence determinations regarding individual directors. These categorical standards are contained in the Corporate Governance Guidelines, which are posted on our corporate website at footlocker.com/corp.

The Board has determined that the following categories of relationships are immaterial for purposes of determining whether a director is independent under the NYSE listing standards:

Categorical Relationship	Description
Investment Relationships with the Company	A director and any family member may own equities or other securities of the Company.
Relationships with Other Business Entities	A director and any family member may be a director, employee (other than an executive officer), or beneficial owner of less than 10% of the shares of a business entity with which the Company does business, provided that the aggregate amount involved in a fiscal year does not exceed the greater of $1 million or 2% of either that entity's or the Company's annual consolidated gross revenue.
Relationships with Not-for-Profit Entities	A director and any family member may be a director or employee (other than an executive officer or the equivalent) of a not-for-profit organization to which the Company (including the Foot Locker Foundation) makes contributions, provided that the aggregate amount of the Company's contributions in any fiscal year do not exceed the greater of $1 million or 2% of the not-for-profit entity's total annual receipts.

We individually inquire of each of our directors and executive officers about any transactions in which the Company and any of these related persons or their immediate family members are participants. We also make inquiries within the Company's records for information on any of these kinds of transactions. Once we gather the information, we then review all relationships and transactions of which we are aware in which the Company and any of our directors, executive officers, their immediate family members or five-percent shareholders are participants to determine, based on the facts and circumstances, whether the related persons have a direct or indirect material interest. The General Counsel's office coordinates the related person transaction review process. The Governance Committee reviews any reported transactions involving directors and their immediate family members in making its recommendation to the Board on the independence of the directors. In approving, ratifying, or rejecting a related person transaction, the Governance Committee considers such information as it deems important to determine whether the transaction is on reasonable and competitive terms and is fair to the Company. The Company's written policies and procedures for related person transactions are included within both the Corporate Governance Guidelines and the Code of Business Conduct. There were no related person transactions in 2020.

The Board, upon the recommendation of the Governance Committee, has determined that the following directors are independent under NYSE rules because they have no material relationship with the Company that would impair their independence:



Maxine **Clark** Age 72 Director since 2013	Alan D. **Feldman** Age 69 Director since 2005	Guillermo G. **Marmol** Age 68 Director since 2011	Matthew M. **McKenna** Age 70 Director since 2006	Darlene **Nicosia** Age 53 Director since 2020
Steven **Oakland** Age 60 Director since 2014	Ulice **Payne, Jr.** Age 65 Director since 2016	Kimberly **Underhill** Age 56 Director since 2016	Tristan **Walker** Age 36 Director since 2020	Dona D. **Young** Age 67 Director since 2001

Board Independence



10 Directors

All Directors are independent, except the CEO

In making its independence determination, the Board reviewed recommendations of the Governance Committee and considered Mrs. Young and Mr. Payne's relationships as directors of companies with which we do business. The Board has determined that these relationships meet the categorical standard for Relationships with Other Business Entities and are immaterial with respect to determining independence.

The Board has determined that all members of the Audit Committee, the Compensation Committee, the Finance Committee, and the Governance Committee are independent as defined under the NYSE listing standards and the director independence standards adopted by the Board.

Board Leadership Structure

Our Board evaluates, from time to time as appropriate, whether the same person should serve as Chairman and Chief Executive Officer, or whether the positions should be held by different persons, in light of all relevant facts and circumstances and what it considers to be in the best interests of the Company and our shareholders. Since May 2016, the positions of Chairman and Chief Executive Officer have been held by Mr. Johnson, with Mrs. Young serving as Lead Independent Director. The Board has utilized various leadership structures since 2010, as shown below:



January 2010
Positions combined, with a Lead Independent Director

December 2014
Positions separated, with the former Chairman and Chief Executive Officer serving as Executive Chairman, and a Lead Independent Director

May 2015
Positions separated, with an independent director serving as Non-Executive Chairman

May 2016
Positions combined, with a Lead Independent Director

The Board believes that, based on the Company's current facts and circumstances, its Board leadership structure is appropriate.

Lead Independent Director

The Board believes that, particularly because the positions of Chairman and Chief Executive Officer are held by the same person, the appointment of a lead independent director is appropriate.

The Lead Independent Director's responsibilities include:

- presiding at executive sessions of the independent directors, and Board meetings at which the Chairman is absent;

- attending meetings of each of the Board committees;

- encouraging and facilitating active participation by, and communication among, all directors;

- serving as the liaison between the independent directors and the Chairman;

- approving Board meeting agendas and schedules after conferring with the Chairman and other members of the Board, as appropriate, and adding agenda items in her discretion;

- having the authority to call meetings of the independent directors;

- leading the Board's annual performance evaluation of the Chief Executive Officer;

- advising the Chairman and the committee chairs in fulfilling their designated roles and responsibilities; and

- performing such other functions as the Board or other directors may request.

The Board periodically considers the rotation of the Lead Independent Director, taking into account experience, continuity of leadership, and the best interests of the Company.

Mrs. Young currently serves as the Lead Independent Director. The Board believes that Mrs. Young is well suited to serve as Lead Independent Director, given her business, financial, and governance background, as well as her experience serving on our Board.

Note from our Lead Independent Director

Foot Locker, Inc. is resilient. The Company's success in addressing the extraordinary challenges during 2020—COVID-19 and social unrest—are testaments to this resiliency. Management and the Board were tested in multiple ways during 2020 and their discipline, breadth, diversity, and partnership proved to be important assets.

On behalf of the Board, I am pleased to share with you some highlights of the governance work we have done to successfully navigate the challenges presented during 2020:

- **Stewardship through Challenges.** The Board believes deeply that it must be fit for its purpose and provide strategic value to the Company. This dynamic has been highlighted during the COVID-19 pandemic and the social unrest during 2020. The Board didn't skip a beat as its focus quickly pivoted toward protecting the communities we serve, keeping our team members safe, and maintaining financial stability for our shareholders. We also onboarded two new directors during the pandemic, whose skills and experiences proved to be highly relevant and contributory during 2020. This underscores our long-term focus on continuous Board refreshment and ensuring the Board is fit for its purpose given our strategic direction. Also, because the positions of Chairman and Chief Executive Officer are combined, the role of the Lead Independent Director is critical. As Lead Independent Director, I meet regularly with the Chief Executive Officer and members of his leadership team, visit stores and facilities to the extent possible given health and safety protocols in light of COVID-19, and participate in selected Company events. The committee chairs also regularly engage with management regarding the work of their committees.

- **Shareholder Engagement.** As a Board, one of our priorities is listening to, and considering the views of, our shareholders. We accomplish this through a robust outreach and engagement program, which was particularly important during 2020. These meetings provide an important platform to receive feedback from investors. This engagement program promotes transparency between the Board and our shareholders and helps build informed and productive relationships. As Lead Independent Director, I participate in these meetings on behalf of the Board and share the feedback gained from these meetings with the full Board and the Governance Committee, as well as compensation-specific feedback with the Compensation Committee. As a result of the feedback, enhancements have been made to this Proxy Statement to further improve transparency. For additional information, see **Shareholder Engagement** on page 27.

- **Corporate Social Responsibility.** The Board is actively engaged in the oversight of the Company's global CSR program and this message is a key topic during each shareholder engagement meeting. The Governance Committee oversees our global CSR program, and the Board receives updates from the Governance Committee Chair throughout the year. The Audit Committee and the Compensation Committee also consider the relevant oversight responsibilities of their respective committees in the context of the CSR program. Our commitment to CSR is fundamental to our business and corporate philosophy and serves as the foundation of our long-term success. The Board lives these values and leads by example. For example, in 2020, my fellow directors participated in fireside chats and other meetings with our team members to share their personal experiences and thoughts on leading with purpose during times of change. These important discussions have created opportunities to listen, learn, and address issues of equity, diversity and inclusion, and breaking down barriers within the workplace and the communities we serve, which were on display in 2020. For additional information regarding our global CSR program and Board oversight, see **Corporate Social Responsibility** beginning on page 29, and our Impact Report on our corporate website at footlocker.com/corp.

The Board is impressed with how the Company navigated this extraordinary year to overcome the many obstacles 2020 threw its way. This success was because of the dedication and expertise of its people. I would, therefore, like to say a big "thank you" on behalf of the Board to the Company's entire team across all functions, all banners and geographies. The Board looks forward to working with management in the year ahead as we continue to work through the disruption and implications presented by this global pandemic to help them meet their targets and achieve the Company's purpose to **inspire and empower youth culture**.



"Foot Locker, Inc.'s success in addressing the extraordinary challenges during 2020—COVID-19 and social unrest—are testaments to the Company's resiliency."

DONA D. YOUNG
Lead Independent Director



Director On-Boarding

We have an on-boarding program for new directors that is intended to educate a new director on the Company and the Board's practices. During the first year of a director's service, the newly-elected director meets with the Company's Chief Executive Officer, Chief Financial Officer, Chief Human Resources Officer, General Counsel, and other members of senior management, to review the Company's business operations, financial matters, strategy, investor relations, risk management, corporate governance, composition of the Board and its committees, succession and development plans, and global CSR program. Additionally, they visit our stores near the Company's New York headquarters, and elsewhere, with senior management for an introduction to store operations. During this first year, new directors periodically meet with the Lead Independent Director and with the committee chairs for an immersion into the work of the committees. As part of the on-boarding process, we assign a Board mentor to each new director in addition to the Lead Independent Director making herself available to new directors as part of the on-boarding process.

The second phase of the on-boarding program commences approximately 18 months after a director joins the Board and is specifically tailored to the individual director, taking into consideration their experience as a director of other public companies, the committees of our Board on which they serve, and areas of our business and strategy that the director would like to explore more thoroughly with management. For example, during this second phase of the program, directors participate in enhanced discussions in the areas of customer data, retail accounting and operations, and risk management, and meet with key talent. Regular check-ins with the Lead Independent Director continue throughout the on-boarding program.

Director Continuing Education

Director education is an ongoing process, which begins when a director joins our Board. We host quarterly Board and Committee presentations and education sessions to inform and keep directors appropriately apprised of key developments concerning the following topics so that they can effectively carry out their oversight responsibilities:

					
Retail	**Board**	**Audit**	**Compensation**	**Finance**	**Governance**

We also encourage all directors to attend other continuing education programs to maintain their expertise and provide feedback to the other directors on these programs. We reimburse directors for reasonable expenses incurred in attending continuing education programs. In 2020, our directors attended a variety of virtual continuing education programs, conferences, and events hosted by universities, trade groups, law firms, accounting firms, and other advisory service firms on a variety of topics, including the following:

				
Accounting and Finance	**Audit**	**Brand Marketing**	**Compensation**	**COVID-19 Response and the Future of Work**
				
Cybersecurity and Data	**Digital**	**ESG**	**Governance**	**International**
				
Labor and Employment	**Lead Director Role**	**Mergers and Acquisitions**	**Public Company Reporting**	**Retail Disruption**
				
Risk Management	**Social Media**	**Strategy**	**Supply Chain**	**Technology and Systems**

Mandatory Resignation or Retirement

The Board has established a policy whereby a non-employee director is required to advise the Governance Committee Chair of any change to their principal employment. If requested by the Chair, after consultation with the members of the Committee, the director will submit a letter of resignation to the Committee Chair, and the Committee would then meet to consider whether to accept or reject the resignation.

The Corporate Governance Guidelines also require that directors retire from the Board at the annual meeting of shareholders following the director's 72nd birthday.

Corporate Governance Guidelines

The Board has responsibility for establishing broad corporate policies, reviewing significant developments affecting the Company, overseeing the business strategy, and monitoring the general performance of the Company.

The Board has adopted Corporate Governance Guidelines. The Board periodically reviews the guidelines and revises them, as appropriate. The Corporate Governance Guidelines are available on the corporate governance section of our corporate website at footlocker.com/corp. You may also obtain a printed copy of the guidelines by writing to the Secretary at the Company's headquarters.

Board Attendance

The Board held 14 meetings during 2020. All of our directors attended at least 96% of the aggregate of all Board and committee meetings for the committees on which they served in 2020.

The Board holds regularly scheduled executive sessions of independent directors in conjunction with each Board meeting. Mrs. Young, as Lead Independent Director, presides at these executive sessions.

Directors are expected to attend annual meetings of shareholders. The annual meeting is normally scheduled on the same day as a quarterly Board meeting. In 2020, all of the directors attended the annual meeting, which was held virtually given the health and safety concerns surrounding the COVID-19 pandemic.

Retention of Outside Advisors

The Board and all of its committees have authority to retain outside advisors and consultants that they consider necessary or appropriate in carrying out their respective responsibilities. The independent accountants are retained by, and report directly to, the Audit Committee. In addition, the Audit Committee is responsible for overseeing the qualifications, performance, and compensation of the internal auditors, which the Company has partially outsourced. Similarly, the consultant retained by the Compensation Committee to assist in evaluating senior executive compensation reports directly to that committee.

Board Evaluations

Each year, the Board and its committees engage in a robust evaluation process consistent with the Board's goal of continuous improvement. The Governance Committee oversees the evaluation process and reviews the procedures, which may vary from year to year, in advance of each year's evaluation. The process is designed to elicit candid feedback regarding the areas in which the Board and its committees could improve their effectiveness and utilizes surveys, individual interviews, and action planning.

In addition, the Board conducts a 360-degree peer evaluation approximately every three years, with the next process launching in 2021. This process is facilitated by an independent third party. Each director completes an evaluation and individual interview with the third party. The Lead Independent Director receives a summary of each director's evaluation and meets separately with each director to discuss the results of the individual evaluations, and the Governance Committee Chair receives a summary of the Lead Independent Director's evaluation and meets with the Lead Independent Director to discuss the results of her evaluation.



Stock Ownership Guidelines

The Board has adopted Stock Ownership Guidelines applicable to the Board, the Chief Executive Officer, and other covered executives. The Guidelines are as follows:

Covered Position	Stock Ownership Guidelines	
Non-employee Director	**4x** Annual Retainer Fee (both Cash and Equity)	👟👟👟👟
Chief Executive Officer	**6x** Annual Base Salary Rate	👟👟👟👟👟👟
Executive Vice President	**3x** Annual Base Salary Rate	👟👟👟
Senior Vice President; Senior Vice President and General Manager	**2x** Annual Base Salary Rate	👟👟
Corporate Vice President; Vice President and General Manager	**0.5x** Annual Base Salary Rate	👟

Shares of unvested restricted stock units ("RSUs"), and deferred stock units ("DSUs") are counted towards ownership for purposes of the Stock Ownership Guidelines. Performance RSUs ("PSUs") are counted once earned. Stock options and shares held through the Foot Locker 401(k) Plan are disregarded in calculating ownership.

Directors, the Chief Executive Officer, and other covered executives are required to be in compliance within five years of becoming subject to these guidelines. In the event of any increase in the required ownership level, whether as a result of an increase in the annual retainer fee or base salary or an increase in the required ownership multiple, the target date for compliance with the increased ownership guideline is five years after the effective date of such increase.

All directors, the Chief Executive Officer, and other covered executives who were required to be in compliance with the guidelines as of the end of the 2020 fiscal year are in compliance. The Company measures compliance with the guidelines at the end of the prior fiscal year based on the market value of the Company's stock at that time.

If a director, the Chief Executive Officer, or other covered executive fails to be in compliance with the guidelines as of the end of the prior fiscal year, they must hold the net shares obtained through future stock option exercises and RSU vestings, after payment of applicable taxes, until again regaining compliance with the guidelines. In order to take into consideration fluctuations in the Company's stock price, any person who has been in compliance with the guidelines as of the end of at least one of the two preceding fiscal years and who has not subsequently sold shares will not be subject to this holding requirement. For non-employee directors, the Governance Committee will consider a director's failure to comply with the Stock Ownership Guidelines when considering that director for reelection.



POLITICAL CONTRIBUTIONS

Our Code of Business Conduct prohibits making contributions on behalf of the Company to political parties, political action committees, political candidates, or holders of public office. The Company is a member of several trade associations which, as part of their overall activities, may engage in advocacy activities with regard to issues important to the retail industry or the business community generally.

Our Board's Oversight of Our Business

Oversight of the Company's business strategy and strategic planning is a key responsibility of the Board, including work embedded in the Board committees. The Board believes that overseeing and monitoring strategy is a continuous process and takes a multilayered approach in exercising its duties. The Board's oversight and management's execution of business strategy are viewed with a long-term mindset and a focus on assessing both opportunities for, and potential risks to, the Company. In addition to financial and operational performance, non-financial measures, including sustainability goals, are discussed regularly by the Board and Board committees.

The Board believes deeply that it must be fit for its purpose and provide strategic value to the Company. This dynamic has been highlighted during the COVID-19 pandemic, and the social unrest during 2020, as the Board's focus quickly pivoted toward protecting the communities we serve, keeping our team members safe, and maintaining financial stability for our shareholders. See **2020 Year in Focus** beginning on page 42 for a discussion of the Board's efforts during the ongoing COVID-19 pandemic, as well as the social unrest during 2020.

While the Board and its committees oversee strategic planning, management is charged with developing and executing the business strategy. To monitor performance against the Company's strategic goals, the Board receives regular updates and actively engages in dialogue with management. These boardroom discussions are enhanced with "hands-on" experiences, such as store and facility visits, which provide directors an opportunity to see strategy execution first hand.

Human Capital Management Oversight

The Board believes that the strength of the Company's workforce is one of the significant contributors to our success as a global brand that leads with purpose. The Board made human capital management a priority though its Compensation Committee, which oversees the Company's strategies and initiatives on diversity and inclusion, employee well-being, compensation and benefits program, and engagement. For additional information on the Company's human capital management strategies and initiatives, see our 2020 Annual Report on Form 10-K.

Corporate Social Responsibility Oversight

The Board is actively engaged in the oversight of the Company's global CSR program. In exercising its authority, the Board recognizes that the long-term interests of our shareholders are best advanced when considering other stakeholders and interested parties, including customers, team members, business partners, and the communities in which we operate. The Governance Committee oversees our global CSR program, and the Board receives updates from the Governance Committee Chair throughout the year. The Audit Committee and the Compensation Committee also consider the relevant oversight responsibilities of their respective committees in the context of the CSR program.

Inspired by engagement with shareholders, the Company published its inaugural Impact Report covering two fiscal years (2019-20). The Impact Report provides details on our global CSR program, consistent with SASB and TCFD reporting standards. Our global CSR program is focused on:



1 Leveraging the Power of Our People and Communities

2 Strengthening the Sustainability of Our Supply Chain

3 Managing and Reducing Our Environmental Impacts

4 Operating Ethically and Transparently

For additional information regarding our global CSR program and Board oversight, see **Corporate Social Responsibility** beginning on page 29, and our Impact Report on our corporate website at footlocker.com/corp.

Global Environmental and Climate Change Statement

The Company has adopted a Global Environmental and Climate Change Statement that sets out certain sustainability and environmental commitments and priorities, including reducing greenhouse gases that may have an adverse effect on Climate Change. The Statement also sets forth certain responsibilities of its suppliers. The Statement is available on the corporate governance section of our corporate website at footlocker.com/corp. You may also obtain a printed copy of the guidelines by writing to the Secretary at the Company's headquarters.

Global Human Rights Statement

The Company has adopted a Global Human Rights Statement that sets out certain commitments, including maintaining a work environment that respects and supports the provision of basic human rights to all of its team members around the world, regardless of the country in which they work, to the full extent permitted by law. The Statement also sets forth certain responsibilities of its suppliers. The Statement is available on the corporate governance section of our corporate website at footlocker.com/corp. You may also obtain a printed copy of the guidelines by writing to the Secretary at the Company's headquarters.

Global Occupational Health and Safety Statement

The Company has adopted a Global Occupational Health and Safety Statement that sets out certain commitments, including operating in a safe and responsible manner to protect the health and safety of its team members, partners, and customers. The Statement also sets forth certain responsibilities of its suppliers. The Statement is available on the corporate governance section of our corporate website at footlocker.com/corp. You may also obtain a printed copy of the guidelines by writing to the Secretary at the Company's headquarters.

Risk Oversight

The Board has oversight responsibilities regarding risks that could affect the Company. Oversight for some of these risks is assigned to the committees—largely the Audit Committee—based on the individual risk.

The Audit Committee has established procedures for reviewing the Company's risks. These procedures include regular risk monitoring by management to update current risks and identify potential new and emerging risks, quarterly risk reviews by management with the Audit Committee, and an annual risk report to the full Board. In addition, the Audit Committee receives regular briefings from our Chief Information Security Officer, Chief Financial Officer, Chief Accounting Officer, General Counsel, Vice President of Internal Audit, and outside experts on cybersecurity risks and cyber risk oversight. During these meetings, the Audit Committee and management discuss these risks, risk management activities and efforts, best practices, lessons learned from incidents at other companies, the effectiveness of our security measures, and other related matters. The Audit Committee Chair reports on the committee's meetings, considerations, and actions to the full Board at the next Board meeting following each committee meeting.

The Compensation Committee considers risk in relation to the Company's compensation policies and practices. The Compensation Committee's independent compensation consultant provides an annual report to the committee on risk relative to the Company's compensation programs.

The Company believes that this process for risk oversight is appropriate in light of the Company's business, size, and active senior management participation, including by the Chief Executive Officer, in managing risk and holding regular discussions on risk with the Audit Committee, the Compensation Committee, and the Board.



CYBERSECURITY

We are subject to technology risks including failures, security breaches, and cybersecurity risks that could harm our business, damage our reputation, and increase our costs in an effort to protect against such risks. Our cybersecurity program includes the following elements:

- Technology: We employ a layered "defense, detect, and respond" strategy.
- Benchmarking and external engagement: We benchmark our security practices against other organizations and are active in the information security community.
- Third-party assessments: We engage a range of outside experts to regularly assess our organizational security programs, processes, and capabilities.
- Internal assessments: We regularly test and improve our information systems through security risk and compliance review, user access campaigns, and other strategies.



PRIVACY

Our Privacy Policy and Privacy Statement govern our treatment of customer data. Our policies provide explanations of the types of customer personal information we collect, how we use and share that information and the measures we take to protect the security of that information. Our policies provide multiple points of contact through which our customers may initiate inquiries and raise concerns to us regarding our collection, sharing, and use of their personal data. Our privacy policies and practices in the European Union were updated in 2018 in response to the EU Global Data Protection Regulation (GDPR) requirements. Similarly, our privacy statements and practices in the United States were updated in response to the California Consumer Privacy Act (CCPA), which came into force in January 2020.

Code of Business Conduct

The Company has adopted a Code of Business Conduct for directors, officers, and other team members. The Company periodically reviews the Code of Business Conduct and revises it, as appropriate. A copy of the Code of Business Conduct is available on the corporate governance section of our corporate website at footlocker.com/corp. You may obtain a printed copy of the Code of Business Conduct by writing to the Secretary at the Company's headquarters.

Any waivers of the Code of Business Conduct for directors and executive officers must be approved by the Audit Committee. The Company promptly discloses amendments to the Code of Business Conduct and any waivers of the Code of Business Conduct for directors and executive officers on the corporate governance section of our corporate website at footlocker.com/corp.

Global Sourcing Guidelines

The Company has adopted Global Sourcing Guidelines that set out standards applicable to the production of all products sold in our stores. The Company periodically reviews the guidelines and revises them, as appropriate. The Global Sourcing Guidelines are available on the corporate governance section of our corporate website at footlocker.com/corp. You may also obtain a printed copy of the guidelines by writing to the Secretary at the Company's headquarters.

Succession Planning

The Board engages in an effective planning process to identify, evaluate, and select potential successors to the Chief Executive Officer and other members of senior management. The Chief Executive Officer reviews senior management succession planning with the Board. Each director has complete and open access to any member of management. Members of management, including those several levels below senior management, are invited regularly to make presentations at Board and committee meetings and meet with directors in informal settings to allow the directors to form a more complete understanding of the executives' skills and character.

Shareholder Engagement

Our relationship with our shareholders is an important part of our success and we have a long tradition of engaging with our shareholders and obtaining their perspectives. The Board believes that it is important to foster long-term relationships with shareholders and understand shareholder perspectives. We value an open dialogue with our shareholders, and we believe that regular communication is a critical part of our long-term success. Through these activities, we discuss and receive input, provide additional information, and address questions on our corporate governance, our executive compensation programs, and other topics of interest to our shareholders, such as our global CSR program. We also closely monitor policy statements and areas of focus for shareholders. These engagement efforts allow us to better understand our shareholders' priorities and perspectives and provide us with useful input concerning our compensation and corporate governance practices.

We are committed to:

- Accountability. Drive and support leading corporate governance and board practices to ensure oversight, accountability, and good decision making.

- Transparency. Maintain high levels of transparency on a range of financial, governance, and CSR issues to build trust and sustain two-way dialogue that supports our business success.

- Engagement. Proactively engage with shareholders and stakeholder groups in dialogue on a range of topics to identify emerging trends and issues to inform our thinking and approach.

This shareholder engagement program complements the ongoing dialogue throughout the year among our shareholders and our Chief Executive Officer, Chief Financial Officer, and Investor Relations team on financial and strategic performance. Our engagement program is designed to reach out to our shareholders and hear their perspectives about issues that are important to them, both generally and with regard to the Company, and gather feedback. We believe that this engagement program promotes transparency between the Board and our shareholders and builds informed and productive relationships.

As we continued our shareholder engagement program again in 2020, beginning in the fall, our Lead Independent Director and General Counsel met individually with shareholders representing approximately 20% of our total shares outstanding, as well as proxy advisory firms, and discussed topics such as our board refreshment and composition, our board evaluation process, our boardroom and company culture, our executive compensation programs, and our global CSR program. The Lead Independent Director shared the feedback gained from these meetings with the full Board and the Governance Committee, as well as compensation-specific feedback with the Compensation Committee. We actively engage with our shareholders on a year-round basis.

We have been responsive to shareholder feedback. In recent years, we have taken a number of actions to strengthen our governance and global CSR program and enhance the disclosure of our practices. For example, the Board voluntarily adopted proxy access, amended our By-Laws to implement a majority voting standard in uncontested director elections, and added a director skill-set matrix to this Proxy Statement to describe each director's qualifications. The Company also enhanced its CSR disclosure by preparing an Impact Report and publishing it on our corporate website at footlocker.com/corp. These examples evidence our continued commitment to remain responsive on a variety of shareholder concerns.

Please continue to share your thoughts or concerns at any time. The Board has established a process to facilitate communication by shareholders with the Board, described below.



Summer
- Board reviews the voting results of the Company's annual shareholders' meeting.
- Board reviews governance trends and key topics from the proxy season and peer company practices.

Fall
- We contact shareholders and proxy advisors to engage in conversations and listen to their concerns and other feedback on our governance and compensation practices.
- Our Lead Independent Director shares engagement feedback with the Board.

Winter
- The Board uses the feedback from our engagement meetings in its review of governance and compensation practices for the coming year.
- We begin drafting the Proxy Statement and consider disclosure improvements based on the engagement feedback.

Spring
- We file our Proxy Statement and contact shareholders to answer any questions on the items being voted on at the annual meeting.
- We hold our annual meeting.

Annual Meeting

Communications with the Board

Shareholders and other interested parties who wish to communicate directly with the independent directors of the Board should send a letter to the Board, c/o Secretary, Foot Locker, Inc., 330 West 34th Street, New York, New York 10001.

The Secretary will promptly send a copy of the communication to the Lead Independent Director, who may direct the Secretary to send a copy of the communication to the other independent directors and may determine whether a meeting of the independent directors should be called to review the communication.

A copy of the Procedures for Communications with the Board is available on the corporate governance section of our corporate website at footlocker.com/corp. You may obtain a printed copy of the procedures by writing to the Secretary at the Company's headquarters.

Majority Voting in the Election of Directors

Directors must be elected by a majority of the votes cast in elections for which the number of nominees for election does not exceed the number of directors to be elected. A plurality vote standard applies to contested elections where the number of nominees exceeds the number of directors to be elected. Our Corporate Governance Guidelines provide that any incumbent director who does not receive a majority of the votes cast in an uncontested election is required to tender their resignation for consideration by the Governance Committee. The Governance Committee will make a recommendation to the Board whether to accept or reject the resignation, or whether other action should be taken. The director who tenders his or her resignation will not participate in the Committee's or the Board's decision. In determining its recommendation to the Board, the Governance Committee will consider all factors that it deems relevant. Following such determination, the Company will promptly publicly disclose the Board's decision, including, if applicable, the reasons for rejecting the tendered resignation.

Proxy Access

Under our proxy access by-law, a shareholder, or a group of up to 20 shareholders, owning at least 3% of the Company's outstanding common stock, par value $0.01 per share ("Common Stock") continuously for at least three years as of the date of the notice of nomination, may nominate and include in the Company's proxy materials director nominees constituting up to two individuals or 20% of the Board, whichever is greater (subject to certain limitations set forth in the By-Laws), provided that the shareholder(s) and nominee(s) satisfy the requirements specified in the By-Laws.

Rights Plan

In December 2020, the Board adopted a short-term shareholder rights plan intended to protect the interests of all of the Company's shareholders by reducing the likelihood that any person would gain control of the Company through open market accumulation or other tactics without appropriately compensating the Company's shareholders for such control. The rights plan provides that the rights will only become exercisable if a person acquires beneficial ownership of 20% or more of the Common Stock. Under the terms of the rights agreement, the rights expire on December 7, 2021.





Corporate Social Responsibility

Our commitment to Corporate Social Responsibility—built on a strong foundation of transparency, governance, and ethics—creates value for Foot Locker, Inc. and our stakeholders. Our stakeholders increasingly want to know that the company they are buying from, investing in, working for, or doing business with, is not only delivering strong financial returns, but also acting responsibly. They look to companies like ours to be good corporate citizens that value their team members, give back to the communities they serve in meaningful ways, and actively address the environmental impact of their operations.

The way in which we achieve our **purpose** is just as important as the outcome itself–which is why, over the past three years, we have been on a purposeful journey to improve the environmental and social impacts of our business, measure the impact we are making, and communicate with our stakeholders.

Our global CSR program is focused on the following four pillars:

1	2	3	4
Leveraging the Power of Our People and Communities	**Strengthening the Sustainability of Our Supply Chain**	**Managing and Reducing Our Environmental Impacts**	**Operating Ethically and Transparently**

CSR is not a separate mandate for Foot Locker, Inc.; it is embedded in our ability to achieve our strategic imperatives.

Our global CSR program is part of the fabric of who we are and reflects our core values.

Integrity	Leadership	Excellence	Service	Team Work	Innovation	Community
Act honestly, ethically, and honorably.	Respect, inspire, develop and empower.	Strive to be the best in everything we do.	Satisfy our customers every time.	Collaborate, trust, support, commit.	Be a student of the business to initiate and foster new ideas.	Embrace diversity; act responsibly for our customers, associates, investors and communities.

Working collaboratively with our vendor partners, we look to integrate sustainability into our everyday actions.



Helping to fight climate change and reduce our carbon footprint

The Governance Committee oversees our global CSR program and the Board receives updates from the Governance Committee Chair throughout the year.

We have been recognized for our global CSR program:





2018

Winner of
NACD NXT
Recognition Award for
Board Diversity





2018

Ranked
**No. 4 Forbes' 50 Most
Engaged Customer List**





2019

Top 50
Top-Rated Workplace



FORTUNE

**2019
2018
2017
2016**

Fortune Magazine
**100 Best Workplaces
for Diversity**



**2019
2018
2017**

Named
**Best Workplaces
for Diversity**



**2019
2018
2017**

Named
**Best Workplaces
in Retail**



**2019
2018
2017**

Named
**Best Workplaces in
New York**



2020

Named
**Best Workplaces
in Chicago**

These six key elements
guide our CSR program:



We strive for continuous improvement

PERFORMANCE IMPROVEMENT

IDENTIFY PRIORITY ESG ISSUES

METRICS AND GOALS

FOOT LOCKER, INC.
CSR PROGRAM

STRATEGIC ALIGNMENT

POLICIES AND INITIATIVES

BOARD OVERSIGHT

We recognize that this is a journey. We view reporting as an ongoing process and expect our public disclosures to continue to evolve. We are fully committed to building on our progress and strengthening our vision for a more sustainable world. This year, we arrived at an important milestone in our journey as we published our inaugural Impact Report covering two fiscal years (2019-20), which provides details on our global CSR program, consistent with the SASB and TCFD reporting standards, including our priority initiatives during this period and our performance on key ESG topics. To learn more about our global CSR program, please see our Impact Report on our corporate website at footlocker.com/corp.



Our Purpose

To inspire and empower
YOUTH CULTURE

Our Mission

To fuel a shared passion for
self-expression

Our Vision

To create unrivaled experiences for
our consumers

Our Position

To be at the heart of the sport and
sneaker communities



Board of Directors

The Board has delegated certain duties to committees, which assist the Board in carrying out its responsibilities. There are five standing committees of the Board. Each independent director serves on at least two committees.

The Board has adopted charters for each of the Audit Committee, the Compensation Committee, the Finance Committee, and the Governance Committee. Copies of the charters for these committees are available on the corporate governance section of our corporate website at footlocker.com/corp. You may also obtain printed copies of these charters by writing to the Secretary at the Company's headquarters.

As a general principle, the Board believes that the periodic rotation of committee assignments on a staggered basis is desirable and provides an opportunity to foster diverse perspective and develop breadth of knowledge within the Board. In May 2020, Mr. Oakland rotated off the Compensation Committee to the Finance Committee, Mr. Marmol rotated off the Finance Committee to the Compensation Committee, and Ms. Underhill rotated off the Finance Committee to the Governance Committee.

> Our Board consists of individuals from a diverse range of backgrounds—in terms of gender, age, ethnicity, skills, and business and Board experience—with an equally diverse range of perspectives. What our Board shares is a common desire to support management in achieving the Company's purpose to **inspire and empower youth culture.**



The key oversight responsibilities of the committees, the current committee memberships, and the number of meetings held during 2020 are as follows:

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Committees of the Board

AUDIT



Chair
Guillermo G. Marmol

Other Members
McKenna, Nicosia, Payne, Young

9 meetings in 2020

Key Oversight Responsibilities

- appoints the independent auditors
- approves the independent auditors' compensation
- assists the Board in fulfilling its oversight responsibilities in the following areas:
  - accounting policies and practices
  - the integrity of the Company's financial statements
  - compliance with legal and regulatory requirements
  - the Company's risk assessment and risk management policies
  - cybersecurity
  - the qualifications, independence, and performance of the independent auditors
  - the qualifications, performance, and compensation of the internal auditors
  - reviews and monitors compliance with the Code of Business Conduct
- establishes procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, and auditing matters

This committee consists of five independent directors, as independence is defined under the SEC and NYSE rules applicable to audit committee members. All of the members meet the expertise requirements under the NYSE rules. The Board has determined that Mr. McKenna qualifies as an "audit committee financial expert," as defined by the rules under the Exchange Act, through his relevant experience as a former senior financial executive of a large multinational corporation.

The **Audit Committee Report** appears on page 85.

COMPENSATION



Chair
Kimberly Underhill

Other Members
Clark, Feldman, Marmol, Nicosia

6 meetings in 2020

Key Oversight Responsibilities

- determines the compensation of the Chief Executive Officer
- reviews and approves all compensation for the Company's executive management group, which consists of the executive officers and corporate officers
- responsible for decisions regarding equity compensation for other team members
- assesses risk in relation to the Company's compensation policies and practices
- administers the Company's various compensation plans, including the incentive plans, the equity-based compensation plans, and the 2013 Foot Locker Employees Stock Purchase Plan (the "ESPP")
- (committee members are ineligible to participate in these compensation plans, except the Company's 2007 Stock Incentive Plan (the "Stock Incentive Plan"))
- reviews and makes recommendations to the Board concerning executive development and succession
- reviews non-employee directors' compensation and makes recommendations to the Board concerning the form and amount of non-employee directors' compensation

This committee consists of five independent directors, as independence is defined under the NYSE rules applicable to compensation committee members.

See the **Compensation Discussion and Analysis** beginning on page 41 for a discussion of the Compensation Committee's procedures for determining compensation, and the **Compensation Committee Report** on page 60.

FINANCE



Chair
Matthew M. McKenna

Other Members
Clark, Feldman,
Oakland, Walker

5 meetings in 2020

Key Oversight Responsibilities

- reviews the Company's financial plans and objectives
- reviews and makes recommendations to the Board regarding the Company's annual operating budget and two-year plans
- reviews the Company's allocation of capital, annual capital budget, and policies related to capital and other expenditures
- reviews and makes recommendations to the Board regarding the Company's uses of cash, including capital expenditures, stock and bond repurchases, and dividend payments
- reviews and makes recommendations to the Board regarding the Company's cash requirements and sources of cash, including debt or equity issuances, revolving credit facilities, or other debt instruments or facilities
- reviews the Company's insurance and self-insurance reserves

- reviews the Company's derivatives policy and its use of derivatives
- reviews and makes recommendations to the Board regarding proposed mergers, combinations, acquisitions, offers to purchase the Company's shares or significant assets, divestitures, and strategic investments
- reviews the Company's Corporate Development Approval process
- reviews reports from the Retirement Plan Committee regarding the asset allocation and investment performance of the Company's North America pension funds

GOVERNANCE



Chair
Steven Oakland

Other Members
Payne, Underhill, Walker, Young   **4** meetings in 2020

Key Oversight Responsibilities

- oversees corporate governance matters affecting the Company, including developing and recommending criteria and policies relating to director service and tenure
- establishes criteria for Board candidates
- retains a third-party search firm from time to time to identify potential director candidates
- selects new director nominees to recommend to the Board
- considers the re-nomination of existing directors after it conducts an annual review of each director's qualifications, experience, and independence

- reviews membership on the Board committees and, after consultation with the Chief Executive Officer and the Lead Independent Director, makes recommendations to the Board annually regarding committee members and committee chair assignments
- oversees the annual self-assessment process for the Board and committees
- reviews trends and governance with regard to non-employee directors' compensation
- oversees global CSR program and public reporting

Shareholders who wish to recommend candidates for Board membership may contact the Governance Committee in the manner described on page 28 under **Communications with the Board**. Shareholder nominations must be made according to the procedures required under, and within the timeframe described in, the By-Laws and under **Deadlines and Procedures for Nominations and Shareholder Proposals** on page 88. Shareholder-recommended candidates and shareholder nominees whose nominations comply with these procedures will be evaluated by the Governance Committee in the same manner as the Company's nominees.

EXECUTIVE



Chair
Richard A. Johnson

Other Members
Marmol, McKenna, Oakland,
Underhill, Young

3 meetings in 2020

Key Oversight Responsibilities

- shares all of the powers of the Board during intervals between Board meetings, except for certain matters reserved to the Board

Director Compensation

This discussion relates to the compensation we pay to non-employee directors. We do not pay additional compensation for service on the Board or any committee to any director who is also a Company employee.

Key Principles of Director Compensation Program

The Company compensates its non-employee directors for their service according to the following principles:

Category	Description
Pay Position	The targeted pay position for our outside directors' compensation program is the median of the retail and general industry market reference points.
Peer Groups	When establishing reference points for market comparisons of our outside directors' compensation program, we consider the retail peer group used for our executive compensation purposes and general industry data for similarly-sized companies. See **Benchmarking Approach** on page 57 for more information on our peer group.
Pay Evaluation Perspective	When assessing the competitive position of our outside directors' compensation program, the primary focus is on total targeted compensation opportunity.
Pay Mix	Our outside directors' compensation program consists of a balance of cash and equity, with an emphasis on equity over cash. See **Components of Director Compensation Program** beginning on page 37 for further information.
Differentiation	The outside directors' compensation provides additional compensation for leadership positions on the Board, including lead independent director and committee chair roles. See **Components of Director Compensation Program** beginning on page 37 for further information.
Stock Ownership	Significant stock ownership guidelines established for outside directors encourage better alignment with shareholders' interests, with compliance measured at least annually, as described further in **Stock Ownership Guidelines** beginning on page 23.
Deferral Opportunities	Outside directors are provided with the opportunity to defer compensation by making additional investments in our Common Stock on an elective basis. See **Deferral Opportunities** on page 37 for further information.
Total Compensation Limits	Meaningful limits on outside directors' compensation have been established to ensure consistency with sound governance practices. See **Components of Director Compensation Program** beginning on page 37 for further information.
Regular Review	The Governance Committee conducts regular reviews of governance practices and trends in directors' compensation to ensure consistency of our program with sound governance practices and makes recommendations, as appropriate, to the Board. The Compensation Committee conducts regular reviews of our outside directors' compensation program and makes recommendations to the Board regarding the amount and form of directors' compensation each year.



Components of Director Compensation Program

Our non-employee directors are paid an annual retainer fee and meeting fees for attendance at each Board and committee meeting. The Lead Independent Director and the committee chairs are each paid additional retainer fees for service in these capacities. We do not pay additional compensation to any director who is also a Company team member for service on the Board or any committee.

Below is a summary of the fees paid to the non-employee directors in 2020:

Fee	Amount
Annual Retainer*	$150,000 payable 50% in cash and 50% in Common Stock. We calculate the number of shares paid to the directors for their annual retainer by dividing their retainer fee by the closing price of a share of Common Stock on the last business day preceding the July stock payment date.
Committee Chair Retainers*	$25,000: Audit Committee Chair
	$25,000: Compensation Committee Chair
	$15,000: Finance Committee Chair
	$15,000: Governance Committee Chair
	The committee chair retainers are paid in the same form as the annual retainer.
Lead Independent Director Retainer*	$50,000 payable in cash.
Meeting Fees*	$2,000, payable in cash, for attendance at each Board and Committee meeting.
RSUs	RSUs valued at $70,007 awarded to continuing directors following the 2020 Annual Meeting. In May 2020, each director received an award of 2,472 RSUs. The number of RSUs granted was calculated by dividing $70,000 by the closing price of a share of Common Stock on the grant date ($28.32). The RSUs will vest in May 2021, one year following the grant date, provided that the director continues to serve on the Board through the vesting date. Each RSU represents the right to receive one share of Common Stock on the vesting date. No dividends are paid or accrued on the RSU awards.

*   Due to the business disruption caused by COVID-19, the Board suspended the cash elements of their director compensation from May 3, 2020 through August 31, 2020. This reduced compensation was not made up when it was reinstated in September 2020.

Non-employee directors' compensation, inclusive of cash and equity, is capped at $600,000 per fiscal year for each non-employee director. We reimburse non-employee directors for reasonable expenses incurred in attending Board and committee meetings, other meetings with management, and continuing education programs, including their transportation, hotel accommodations, and meals. Directors are eligible to receive the same discount on purchases of merchandise from our stores, catalogs, and websites that is available to team members.

Deferral Opportunities

Non-employee directors may elect to receive all or a portion of the cash component of their annual retainer fee, including committee chair retainers, in the form of DSUs or to have these amounts placed in an interest account. Directors may also elect to receive all or part of the stock component of their annual retainer fee in the form of DSUs. A DSU is an accounting equivalent of one share of Common Stock. The interest account is a hypothetical investment account bearing interest at the rate of 120% of the applicable federal long-term rate, compounded annually, and set as of the first day of each plan year. For all compensation periods through and including 2020, three of our current directors, and Ms. Turpin, who retired in May 2020, have previously elected to defer all or a portion of one or more of their annual retainers into DSUs, and none of the current directors have elected to place any amount of their annual retainer fees into an interest account.

Governance

The Governance Committee and Compensation Committee jointly oversee our non-employee director compensation program, and conduct annual reviews and make recommendations for adjustments, as appropriate, to the Board. The Governance Committee reviews trends and governance with regard to non-employee directors' compensation. Following consultation with the Governance Committee, the Compensation Committee reviews non-employee directors' compensation and makes recommendations to the Board concerning the form and amount of non-employee directors' compensation.

Board of Directors

In connection with the review conducted in fiscal year 2020, the outside consultant on director compensation retained by the Compensation Committee assessed the compensation paid to our non-employee directors against non-employee director compensation trends and data from our company peer group, including overall trends and governance principles, market competitiveness of our program, and the mix of cash and equity provided under our program. No changes were made to the non-employee director compensation program as a result of the review conducted in 2020 because the program was competitive with the Company's peer group median and non-employee director compensation was not expected to increase in the near term given the impact of the COVID-19 pandemic on business results. Other aspects of the program, including the mix of cash and equity, were found to be aligned with industry norms and best practices.

Fiscal 2020 Director Compensation

The amounts paid to each non-employee director for fiscal 2020, including amounts deferred under the Stock Incentive Plan, and the RSUs granted to each director are reported in the tables below:

(a)	(b)	(c)	(d)
Name	Fees Earned or Paid in Cash* ($)	Stock Awards ($)[1]	Total ($)
Clark	90,250	145,007	235,257
Feldman	90,250	165,672	255,922
Marmol	109,645	157,487	267,132
McKenna	109,891	152,501	262,392
Nicosia	92,020	138,737	230,757
Oakland	103,875	154,514	258,389
Payne	94,250	145,007	239,257
Turpin[2]	28,520	49,999	78,519
Underhill	103,645	157,487	261,132
Walker	84,020	138,737	222,757
Young	121,000	211,940	332,940

* Due to the business disruption caused by COVID-19, the Board suspended the cash elements of their director compensation from May 3, 2020 through August 31, 2020. This reduced compensation was not made up when it was reinstated in September 2020.

Notes to Director Compensation Table

[1] Column (c) reflects the following three items:

(A) the grant date fair value determined in accordance with FASB ASC 718 for the portion of a director's annual retainer fees (including committee chair retainer fees) for fiscal year 2020 paid in shares of Common Stock (including any portions deferred in the form of DSUs under the Stock Incentive Plan) ($29.16 per share representing the closing price of a share of Common Stock on June 30, 2020). Such shares of Common Stock are fully vested on grant, regardless of whether deferred into DSUs.

(B) the grant date fair value determined in accordance with FASB ASC 718 for RSUs granted in fiscal year 2020 ($28.32 per share representing the closing price of a share of Common Stock on the grant date). The RSUs will vest in May 2021. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(C) the grant date fair value, determined in accordance with FASB ASC 718, for dividend equivalents paid on DSUs and credited in the form of additional DSUs, made to Messrs. Feldman and Oakland and Mmes. Turpin and Young ($23.83 per share for DSUs granted on May 1, 2020, $36.88 per share for DSUs granted on October 30, 2020, and $43.82 per share for DSUs granted on January 29, 2021, representing the closing price of a share of stock on the quarterly payment date). Such additional DSUs are fully vested on grant.

The following table sets forth the grant date fair value of the above stock awards granted to our directors in fiscal year 2020:

Name	Stock Fees ($)	RSUs ($)	DSUs ($)	Total ($)
Clark	75,000	70,007	—	145,007
Feldman	75,000	70,007	20,665	165,672
Marmol	87,480	70,007	—	157,487
McKenna	82,494	70,007	—	152,501
Nicosia	68,730	70,007	—	138,737
Oakland	82,500	70,007	2,007	154,514
Payne	75,000	70,007	—	145,007
Turpin[2]	31,230	—	18,769	49,999
Underhill	87,480	70,007	—	157,487
Walker	68,730	70,007	—	138,737
Young	93,750	70,007	48,183	211,940



For additional information on the valuation assumptions, refer to Note 20 to the Company's financial statements in our 2020 Annual Report on Form 10-K.

As of the end of fiscal year 2020, the number of RSUs and DSUs held by our directors was as follows:

Name	RSUs (#)	DSUs (#)
Clark	2,472	—
Feldman	2,472	30,000
Marmol	2,472	—
McKenna	2,472	—
Nicosia	2,472	—
Oakland	2,472	4,529
Payne	2,472	—
Turpin[2]	—	17,475*
Underhill	2,472	—
Walker	2,472	—
Young	2,472	71,794

[2] Ms. Turpin served as a director of the Company during 2020 until her retirement from the Board in May 2020. In connection with her retirement, Ms. Turpin received payment of 30,235 DSUs on June 1, 2020 of the 47,710 DSUs she held in connection with her prior elections.

Directors and Officers Indemnification and Insurance

The Company has entered into indemnification agreements with its directors and officers, as approved by shareholders at the 1987 Annual Meeting.

We have purchased directors and officers liability and corporation reimbursement insurance from a group of insurers comprising ACE American Insurance Co. (Chubb), Zurich American Insurance Co., North American Specialty Insurance Co. (SwissRe), Continental Casualty Company (CNA), Freedom Specialty Insurance Co. (Nationwide), Arch Insurance Co., Argonaut Insurance Co. (ARGO RE), Beazley Insurance Company, Inc., QBE Insurance Corporation, Berkley Insurance Co., Chubb Bermuda Ins Ltd. (Chubb), Markel American Insurance Company, National Union (AIG) and Endurance American Insurance Co. (Sampo International). These policies insure the Company and all of its wholly-owned subsidiaries. They also insure all of the directors and officers of the Company and its covered subsidiaries. The policies were written for a term of 12 months, from October 12, 2020 until October 12, 2021. The total annual premium for these policies, including fees and taxes, is $1,496,256. Directors and officers of the Company, as well as all other team members with fiduciary responsibilities under the Employee Retirement Income Security Act of 1974, as amended, are insured under policies issued by a group of insurers comprising Zurich American Insurance Co., Continental Casualty Company (CNA), Beazley Insurance Company, Inc., ACE American Insurance Co. (Chubb), and Endurance American Insurance Co. (Sampo International) which have a total premium, including fees and taxes, of $406,000 for the 12-month period ending October 12, 2021.



Proposal 2: Advisory Approval of Executive Compensation

The Board is asking our shareholders to approve, on a non-binding, advisory basis, the compensation of our NEOs, as described beginning on page 41. We currently hold our "Say-on-Pay" vote every year. Shareholders have an opportunity to cast an advisory vote on the frequency of Say-on-Pay votes at least every six years. The next advisory vote on the frequency of the Say-on-Pay vote is expected to occur at the 2022 Annual Meeting.

As described in detail under the CD&A beginning on page 41, our compensation program is designed to attract, motivate and retain talented executives responsible for leading our strategic priorities and, in turn, deliver value to our shareholders. Our executive compensation program ties pay closely to performance. A significant portion of the compensation provided to the NEOs is based upon the Company's performance or the performance of our share price, and we believe this compensation structure closely aligns the interests of our NEOs with the interests of our shareholders. The more senior an executive's position, the greater portion of their compensation is tied to performance.

At the 2020 Annual Meeting, nearly 95% of the votes cast on the advisory vote to approve the compensation of our NEOs were voted in favor of the proposal. The Compensation Committee believes this affirms our shareholders' support for the Company's approach to executive compensation. We believe you should read the CD&A and the compensation tables beginning on page 41 in determining whether to approve this proposal.

The Board recommends approval of the following resolution:

"RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of our NEOs, as disclosed in the Company's Proxy Statement for the 2021 Annual Meeting pursuant to the SEC's compensation disclosure rules, including the CD&A, the 2020 Summary Compensation Table, and the other related tables and disclosures."

 **The Board recommends a vote FOR Proposal 2.**



Executive Compensation

Compensation Discussion and Analysis

This CD&A describes our compensation philosophy and objectives, provides context for compensation decisions for our NEOs, and describes how our 2020 compensation is linked to performance against the goals that were established for the annual and long-term incentive compensation programs. For 2020, our NEOs were as follows:

Richard A. Johnson
Chairman, President and Chief Executive Officer

Lauren B. Peters*
Executive Vice President and Chief Financial Officer

Vijay Talwar
Executive Vice President and CEO—EMEA

W. Scott Martin
Executive Vice President and CEO—Asia Pacific and Chief Strategy and Development Officer

Andrew I. Gray
Executive Vice President and Chief Commercial Officer

* On November 30, 2020, Ms. Peters announced her intention to retire as Executive Vice President and Chief Financial Officer. Ms. Peters will continue to serve as Chief Financial Officer until her successor assumes the role, and she will remain an employee of the Company until her expected retirement on May 1, 2021.

We made several strategic organizational changes in 2020 designed to foster greater agility and speed-to-act as the Company continues to advance its key strategic imperatives. Mr. Gray assumed the new role of Executive Vice President and Chief Commercial Officer, effective July 22, 2020, to lead the Company's efforts to elevate the customer experience across the globe, including product, brand, digital, customer connectivity, global market planning, and store development (he previously served as Vice President and Chief Merchandising Officer). Mr. Martin assumed the role of Executive Vice President and Chief Executive Officer—Asia Pacific, effective July 22, 2020, in addition to his responsibilities as Chief Strategy and Development Officer, in light of Lewis Kimble's retirement. Stephen D. Jacobs, also an NEO, served as Executive Vice President and Chief Executive Officer—North America until July 22, 2020, and departed from the Company on August 31, 2020. Franklin R. Bracken assumed the role of Executive Vice President and Chief Executive Officer—North America in light of Mr. Jacobs's departure.

Table of Contents

2020 Year in Focus

2020 started with great promise—a strong global economic outlook and the expectation of delivering continued progress against our strategic imperatives. Then COVID-19 emerged. Within weeks of the new fiscal year, the global pandemic began to impact our business, first in Asia Pacific and with our supply chain and then, by late February, in EMEA. In mid-March, we began temporarily closing all of our brick-and-mortar stores across all of our brands around the globe in response to government restrictions and the concern for the health and safety of our team members and customers. At that time, it was uncertain how long our stores would remain closed and, virtually overnight, we transitioned from a predominantly brick-and-mortar to a completely digital business. Management also had a new challenge in managing a completely remote workforce with many unknowns ahead.

After an extended period of store closures with a phased reopening beginning in late April, as the economies around the globe began a slow reopening process, a social justice challenge arose at the end of May. Some of the social unrest that ensued led to the damage of some of our stores. The social unrest struck at the hearts and souls of our customers and our team members. This movement became a rallying cry for the Company and, in June, we announced our LEED initiative, the Company's commitment to invest $200 million over five years towards enhancing the lives of our team members and our customers in the Black community through economic development and education.

Leading Through Challenges

Recognizing the unprecedented business disruption caused by COVID-19 and social unrest during 2020, management and the Compensation Committee remained focused on our three primary stakeholder groups:


Community


Team Members


Shareholders

Early on, the Compensation Committee recognized that the events unfolding during 2020 were unpredictable and reacted quickly based on the information it had available at the time. Beginning with the Committee's meeting in March, it decided that, due to the uncertainty ahead, it was prudent to postpone setting targets for the Annual Incentive Plan and the Long-Term Incentive Plan ("LTIP") rather than resetting targets in flight. The Committee, recognizing that circumstances were fluid, held an increased number of meetings during 2020, allowing it to react thoughtfully and appropriately to events as they were transpiring in the business. In mid-April, at one of two special Committee meetings, management recommended, and the Committee approved, a variety of actions to address the sudden reduction in sales, resulting in large part from the ongoing government restrictions leading to store closures, including reducing executive salaries beginning in May as follows:

- Chief Executive Officer salary reduction of 40%;
- Executive Vice Presidents and Senior Vice Presidents salary reduction of 20%; and,
- Corporate Vice Presidents and General Manager-level roles salary reduction of 10%.

Additionally, except for promotions, no one in senior management received a merit or cost of living increase for 2020. Other team members did receive merit increases, albeit effective in August instead of the typical May annual cadence. The Board also suspended the cash elements of non-employee director compensation beginning in May. These reduced salaries and director compensation were not made up when prior compensation levels were later reinstated in September.

The Company also deferred 2019 bonus payments indefinitely. 2019 bonuses were paid later in July for all Corporate Vice Presidents and General Manager-level roles, and in August for the Chief Executive Officer and all Executive Vice Presidents and Senior Vice Presidents.

By May, certain parts of the world began to slowly reopen their economies. At the Compensation Committee meeting in May, management began the discussion about setting an Annual Incentive Plan for 2020, with the goals of stabilizing the business and positioning it to emerge in a position of strength in 2021. With these goals in mind, management recommended using sales as a financial metric in 2020, instead of profit. The Compensation Committee met with Management, the Company's compensation consultant, and the Compensation Committee's independent compensation consultant to review the executive compensation environment, including recent developments and trends in executive compensation relative to the Company's executive compensation program, and the pay-for-performance correlation in the program and the changes to the program recommended by the management and the consultants. Sales were viewed as the best financial metric to ensure we ended 2020 with a fresh inventory position. This cadence aligned with revenue increases tied to the reopening of our stores and the acceleration of digital sales. We believe this decision benefited our team members, the communities we serve, and our shareholders because it focused the Company on reopening stores, putting our team members back to work, and driving sales.

Customer focus also remained a key component of the Annual Incentive Plan with Net Promoter Score ("NPS") confirmed as the metric to evaluate the customer experience. This benefitted the communities we serve because NPS allowed us to keep our finger on the pulse of our customers and to focus on the overall customer experience. After carefully reviewing these changes, in June, the Committee approved the 2020 Annual Incentive Plan with sales and NPS goals. We believe the 2020 Annual Incentive Plan reinforced our focus on sales and the customer experience, which was appropriate for this unprecedented year.

In November, following management's strategic review sessions and preparation of preliminary financial plans, the Committee approved the 2020-21 LTIP performance targets based on Net Income and Return on Invested Capital ("ROIC"), which reflect the same metrics historically used in the LTIP.

2020 Performance Highlights

Management proactively addressed the many challenges of 2020 with resolve and agility, while learning how to thrive in the new environment. Management put the safety of our customers and team members first by following guidelines from local, state, and federal governments and agencies, ensuring the safety of our customers and team members around the globe.

Despite the unprecedented business disruption caused by COVID-19, particularly given the store closures during the first quarter, we drove strong sales volume in 2020 once stores were reopened during the second quarter. Highlights include the following:



FOOT LOCKER, INC.

Sales of
$7.5 billion

$2.3 billion
of liquidity (including $1.7 billion of cash and cash equivalents, the strongest financial position in our history)

63.5%
growth in digital business to over $2 billion, representing 28% of sales

Over
$1 billion
net cash provided by operating activities ($903 million free cash flow on non-GAAP* basis)

$3.08 per share
earned net income ($2.81 per share on non-GAAP* basis)

$159 million
invested in our business to drive future growth through our capital program

$110 million
returned to shareholders between share repurchase program and dividends

*   A reconciliation to GAAP is provided beginning on page 19 of our 2020 Annual Report on Form 10-K.

Executive Compensation

In addition, below are some highlights of the actions we took in 2020 to serve our three primary stakeholder groups.



Community

- *Safety:* Many of our stores are located in communities that were disproportionately impacted by both COVID-19 and social unrest. As we began our reopening plans, it was critical to ensure not only a safe shopping experience, but also one with continued alignment to our **Purpose**. We launched updated global customer experience selling behaviors. This strategy proved successful as our customer sentiment data reflects that more than 85% of our customers rated us a 5 out of 5 in their overall satisfaction with our ability to create a safe environment in which to shop.

- *Digital Transformation:* Prior to COVID-19, we knew our customer was evolving quickly and that digital connectivity was driving change, but the pandemic accelerated the rate of that change as customers shifted their buying patterns online. This is where the technology investments we made over the last several years truly paid off. We processed significantly higher digital order volumes while maintaining smooth and engaging shopping experiences across all our digital platforms and rewarding our customers through our new, but rapidly growing loyalty program, FLX. Our digital

business had an exceptional year, generating sales growth of 63.5% to over $2 billion, and representing a record 28% of our total sales. In the coming year, we will continue to invest our capital in digital and data analytics to drive long-term performance.

- *Enhancing the Customer Experience:* BOSS (buy on-line ship from store) and BOPIS (buy online pick up in store) efforts accelerated throughout the year. As we managed through local restrictions, the team developed a game plan that allowed us to ship BOSS orders from most stores, for most of the year. We had 700 doors with dedicated BOPIS pick-up areas for the holidays, and we tested a drive through pick-up option.

- *Community-based Power Stores:* While we reduced capital expenditures during the year to focus on cash preservation, we continued to invest in community-based Power Stores in Compton, California; Singapore; Vancouver, Canada; and other cities to better serve the communities where we do business.

- *Corporate Social Responsibility:* The events of 2020 elevated our CSR ambitions. During 2020, we committed $200 million over five years to support our Black workforce and communities through our LEED initiative. We also recently published our inaugural Impact Report to provide our stakeholders with details on our global CSR strategy and program, including our priority initiatives. We are fully committed to building on our progress and strengthening our vision for a more sustainable world. To learn more about our CSR program, please see the Fiscal Years 2019-20 Impact Report on our corporate website at footlocker.com/corp.



Team Members

- *Leveraging the Power of Our People:* Looking at 2020 through the lens of our four strategic imperatives, the one imperative that proved truly exemplary despite the difficult backdrop was Leveraging the Power of Our People. Our corporate team members quickly adjusted to function at a high level in the new work-from-home environment. Our supply chain and call center teams maintained a strong focus to meet our customers' needs. Our store teams adeptly tackled the huge lift of closing and reopening our large store fleet retrofitted for PPE and social distancing protocols

while maintaining focus on the customer experience. We demonstrated what can be achieved in the face of adversity when our people—around the world and across the entire organization—unite together.

- *Workforce Retention:* Management—guided by our company values—continued to pay team members for six weeks after we closed our stores until we made the difficult decision to implement an employee furlough program (or its equivalent under applicable local law) that applied to a majority of the Company's store team members in the United States and Canada, and certain of its store team members in Australia and supply chain team members in the United States. We continued to pay our store team members for this extended period of time because we believed it was the right thing to do and would enhance the retention of our top talent. The Company began bringing back furloughed team members when operations could safely and responsibly resume in accordance with national, state, and local guidance related to the then-evolving COVID-19 pandemic. Furloughed team members continued to receive health and other benefits in accordance with the terms of the respective plans, and, subject to local regulations, were also eligible for unemployment benefits. Since then, 100% of our furloughed team members have had the opportunity to return to work.

- *Recognition:* The Committee also approved retention and recognition RSU grants for team members below the senior management level for added employment retention or to those who demonstrated extraordinary leadership during 2020.

- *Flexibility and Empathy:* Continuing to keep the workforce engaged and productive while working remotely, and for many having to balance home office needs, home schooling, job loss, and caring for family members, required leaders to be even more flexible and empathic with their teams. We

implemented a number of wellbeing actions to provide team members with much-needed services, such as counseling; healthy living resources; referrals for child/elder care resources; financial wellbeing resources; emotional health resources; virtual physical therapy; a companywide paid day off for reflection; listening sessions for team members; a paid community service day; and a series of learning sessions to address current needs and topics.

- *Workforce Engagement Success:* We conducted an engagement survey in late 2020 in which 85% of our global workforce (store and non-store team members) participated. Despite the challenges our team members faced personally and professionally, 80% of participants rated their experience at the Company favorably, a 5% increase over the prior year.



Shareholders

- *Positive Business Results:* Once economies started to reopen in the second quarter, we experienced significant growth, quarter over quarter, in sales. Despite the ongoing pandemic and the social unrest, second quarter sales and comparable-store sales increased 17.1% and 18.6%, respectively, and third quarter sales and comparable-store sales increased by 9% and 7.7%, respectively. Also, the profitability we generated in the third and fourth quarters was significantly higher than what we expected in June. These results speak to the resiliency of our business. Additionally, our inventories are well-positioned, setting the Company up to operate from a greater position of strength in 2021.

- *Stock Performance:* Despite this backdrop, our shareholders saw a significant increase in their investments over the 2020 fiscal year. Our stock started fiscal 2020 at $37.97 per share and closed at $43.82 per share at the end of the fiscal year, representing a 13.4% gain in one fiscal year, and our stock price has continued to climb.

- *Cash Preservation:* The Company temporarily reduced capital expenditures, suspended its quarterly dividend program, and suspended its share repurchase program to increase its cash position and provide additional flexibility during the year. The Board reinstated the quarterly dividend to shareholders at its meeting in August and the Company began opportunistically but cautiously repurchasing shares later in the year.

- *Liquidity:* Our balance sheet strength remains our foundation. Our quick and diligent efforts to preserve cash provided adequate liquidity to successfully navigate the most challenging period of the year. As a result, we were able to quickly borrow $330 million under our revolving credit facility, which we fully repaid shortly thereafter. In July, we also amended our credit facility and increased it to $600 million with a 5-year maturity to provide even greater flexibility. We exited fiscal 2020 with nearly $1.7 billion in cash and minimal debt—positioning the Company for further investments in the business to fuel growth and protect against any continued uncertainty.

Our performance in 2020 aligned with our targeted focus on key stakeholder groups and the Company's longer term business strategy, resulting in strong sales volume in 2020 particularly given the business disruption caused by COVID-19. Our 2020 compensation program, as outlined in detail in the following pages, tied to these key objectives demonstrating our strong connection between pay and performance.

Say-on-Pay Shareholder Vote



95%
Support

At our 2020 Annual Meeting, nearly 95% of shareholders voting on the advisory vote on executive compensation supported the executive compensation program. The Compensation Committee considered the results of the 2020 Say-on-Pay vote and our shareholders' support of our executive compensation program in reviewing the program for 2021. In light of this support, the Compensation Committee decided to retain the general program design, subject to certain modifications described above because of the COVID-19 pandemic. In the future, the Compensation Committee will continue to assess the executive compensation program against changing business conditions and shareholder feedback. Our Say-on-Pay vote is currently held on an annual basis, consistent with the preference expressed by a majority of our shareholders. See page 27 for more details on our shareholder engagement program.

Compensation Program Design and Structure

Components of Executive Compensation Program

One goal of the Compensation Committee is to align the compensation program with our business strategy and our shareholders' interests. In order to achieve these objectives, our executive compensation program includes a mix of annual and long-term compensation, as well as a mix of cash and equity compensation. The centerpiece of our program is our pay-for-performance philosophy that aligns pay outcomes to the achievement of our annual operating plan and long-term strategy, and thus creation of shareholder value. This is especially true at senior levels of the Company where most of the compensation of our NEOs is tied to Company operating performance, as well as the performance of our stock. As shown in the charts below, for 2020, 88% of the CEO's target compensation mix, and 70%, on average, of the other NEOs' target compensation mix, was provided in the form of performance-based compensation.

CEO's 2020 TARGET COMPENSATION MIX



■ Salary ■ Annual Incentive ■ Long-Term Incentive
■ Performance-Based Compensation

AVERAGE OF OTHER NEO's 2020 TARGET COMPENSATION MIX



■ Salary ■ Annual Incentive ■ Long-Term Incentive
■ Performance-Based Compensation

The key components of our executive compensation program are described in the following chart:

	Compensation Component	Description and Purpose
ANNUAL	**Base Salary**	Supports the objective of attracting and retaining talented executives with annual fixed compensation.
		Provides executives with market-competitive fixed compensation appropriate to their position, experience, and responsibilities.
	Annual Incentive Plan	Links annual cash compensation to attainment of short-term performance goals based on sales and NPS.
LONG-TERM	**Long-Term Incentive Program:**	Comprised of the performance-based LTIP, stock options, time-based RSUs, and the one-time Accelerate Future Growth ("AFG") award. These long-term incentives and awards, which are linked to multi-year performance goals and the Company's stock price, provide an incentive to work towards achievement of long-term strategic objectives. Long-term incentives support executive retention.
	LTIP	Links compensation to attainment of long-term performance goals and service requirement, supporting executive retention. Earned awards are payable in equity based on two-year performance goals for net income (70%) and ROIC (30%), with an additional one-year vesting period for earned awards.
	Stock Options	Provides the opportunity to purchase stock at the exercise price over a ten-year period from the grant date, subject to applicable vesting and exercisability conditions.
		Links realized compensation over long-term appreciation in stock price and represent value to executives only if the stock price increases.
	RSUs	Aligns time-based RSUs with executives' and shareholders' interests with value that fluctuates based on stock price performance. RSUs support executive retention.
	AFG Award	Incentivizes accelerated growth over a three-year period (2018-20) with this one-time AFG award made in 2018 to build on our strength and grow our business in a disruptive retail environment. This award is 100% performance based for the CEO and 75% performance based for the other NEOs.
OTHER	**Retirement Benefits**	Provides pension and retirement savings benefits, which align with the objective of attracting and retaining talented executives.
	Perquisites	Offers reasonable perquisites similar to our peer companies, which also aid in attracting and retaining talented executives.

(Left vertical label: PERFORMANCE-BASED COMPENSATION)

Base Salary

Due to the business impact of COVID-19, the Company implemented a variety of actions to address the sudden reduction in sales, including reducing executive salaries from May 3, 2020 through August 31, 2020 as follows:

- Chief Executive Officer salary reduction of 40%;
- Executive Vice Presidents and Senior Vice Presidents salary reduction of 20%; and
- Corporate Vice Presidents and General Manager-level roles salary reduction of 10%.

These reduced salaries were not made up when they were reinstated in September 2020. As part of its annual review of compensation, the Compensation Committee did not approve any merit or cost of living base salary increases for the NEOs in 2020, reflecting the Committee's desire to promote accountability given the business impact of the widespread COVID-19 pandemic. However, the Committee approved an increase in Messrs. Martin and Gray's annual base salaries, effective July 22, 2020, in connection with their promotions.

Name	2019 Base Salary Rate ($)	2020 Base Salary Rate ($)	Base Salary Rate Increase (%)
Johnson	1,150,000	1,150,000	—
Peters	700,000	700,000	—
Talwar	650,000	650,000	—
Martin	550,000	600,000	9.0
Gray	450,000	600,000	33.3

Annual Incentive Plan

> **We have a history of setting very challenging performance goals. Incentive payouts are earned only when we achieve or exceed our goals.**

Consistent with our pay-for-performance culture, the Compensation Committee established rigorous sales and NPS targets for 2020 to further incentivize the execution of our customer experience initiatives. The targets the Compensation Committee established were based on the Company achieving sales of $6,523 million (which accounts for 80% of the payout) and NPS (which accounts for 20% of the payout). We drove strong sales in 2020, particularly given the business disruption caused by COVID-19. As a result, Mr. Johnson and Ms. Peters earned annual incentive payouts of 167.3% of their respective target awards for 2020.

Weighting	Performance Metric	Threshold	Target	Maximum	Payout as a Percentage of Target (%)
80%	**Financial Performance** (in millions) Sales	$5,870	$6,523	$7,769 / $7,175	**200**
20%	**Net Promoter Score** Store Post-Purchase, Digital Post-Purchase, and Post-Fulfillment	Detractors 36.7% / -100-60%	Passives 70-80%	Promoters 90-100%	**36.7**
			Total Annual Incentive Payout		**167.3**

The Compensation Committee established sales as one of the performance targets in connection with the Annual Incentive Plan in 2020. In 2020, we temporarily closed all of our brick-and-mortar stores across all of our brands around the globe in response to government restrictions and the concern for the health and safety of our team members and customers. Also, during the year, we temporarily closed certain stores related to social unrest. The Annual Incentive Plan sales metric is calculated on an internal basis of reporting and, therefore, does not include adjustments necessary for presentation in accordance with GAAP, including determining sales using actual foreign exchange rates and revenue associated with shipping and handling activities ($82 million). Annual Incentive Plan sales also provide for the adjustment of sales from stores closed in connection with the COVID-19 pandemic and the social unrest ($303 million) from such performance target to annualize sales based on sales for the time such stores were open because the Compensation Committee considers this to be unusual and non-recurring.

Financial Performance

SALES

The Compensation Committee did not establish Annual Incentive Plan targets until June. Once the targets were established, no changes were made to the in-flight performance cycle. In June, the Compensation Committee established the 2020 sales target of $6,523 million based upon the business plan and budget reviewed each year by our Finance Committee and approved by the Board. This occurred after the Company experienced the confluence of a 43% decline in sales during the first quarter of 2020 due to widespread store closings, the ramp up of our digital capabilities, and the impact of social unrest, and also began to understand the expected recovery. Our strong Annual Incentive Plan sales in 2020 ($7,769 million) allowed us to refresh our inventory and return to profitability in the third quarter of 2020 and position us for strong results in 2021.

As a division executive, Mr. Talwar's annual incentive award was based on Company sales (weighted 20%), division sales (weighted 60%), and division NPS (weighted 20%). Mr. Talwar earned an annual incentive payout of 160.0% of his target award.

During 2020, Mr. Gray served as Vice President and Chief Merchandising Officer until July 22, 2020, and then as Executive Vice President and Chief Commercial Officer, so his annual incentive award was prorated between corporate and division results and individual performance. Mr. Gray earned an annual incentive payout of 175.4% of his target award.





During 2020, Mr. Martin served as Senior Vice President and Chief Strategy and Development Officer until July 22, 2020, and then as Executive Vice President and Chief Executive Officer—Asia Pacific and Chief Strategy and Development Officer, so his annual incentive award was prorated between corporate and division performance. Mr. Martin earned an annual incentive payout of 138.0% of his target award.

Mr. Jacobs's employment with the Company terminated prior to the end of 2020; he was, therefore, ineligible to receive an annual incentive payout.

In 2020, the North America, EMEA, and Asia Pacific divisions comprised the store and direct-to-customer operations of the following banners, respectively:

North America

Foot Locker U.S.
Foot Locker Canada
Lady Foot Locker
kids Foot Locker
FOOTACTION
CHAMPS SPORTS
Eastbay

EMEA

Foot Locker EMEA
SIDESTEP

Asia Pacific

Foot Locker Asia
Foot Locker Pacific

For competitive reasons, we do not disclose the sales targets for the North America, EMEA, or Asia Pacific divisions, as we do not publicly disclose results of these divisions on a separate basis, and we consider it competitively harmful to make that information public. Our objective is to set challenging performance goals for our executives throughout the Company. We believe that achieving these challenging performance goals for these divisions is demanding.

NPS

The Compensation Committee established NPS targets for the NEOs. NPS is a metric used to measure customer experience and predict future business growth. NPS is calculated using the answers to questions posed to customers scored on a 0-10 scale. Respondents are grouped as follows:

- Promoters (score 9-10) are loyal enthusiasts who will keep buying and refer others, fueling growth.
- Passives (score 7-8) are satisfied but unenthusiastic customers who are vulnerable to competitive offerings.
- Detractors (score 0-6) are unhappy customers who can damage the brand and impede growth through negative word-of-mouth.

Subtracting the percentage of Detractors from the percentage of Promoters yields the NPS, which can range from a low of -100% (if every customer is a Detractor) to a high of 100% (if every customer is a Promoter). The Compensation Committee established three touchpoints for measuring NPS by each geographic region, each of which is assessed as a stand-alone performance to allow for balanced focus on each area of opportunity to improve an "omni-" customer experience: Store Post-Purchase, Digital Post-Purchase, and Post-Fulfillment. The survey responses are aggregated by region (North America, EMEA, and Asia Pacific) and are scored individually by touchpoint. Each customer touchpoint has its own threshold, target, and maximum, but they ultimately roll up into one payout percentage. The evaluation of full-year NPS utilizes the Company's global performance management rating scale, in which performance can range from 25% to 200% based on the relative achievement of the metrics. Due to the business impact of COVID-19, largely driven by carrier delays and significantly increased volumes at our Customer Care Centers, NPS results were negatively impacted. As described above, payout percentages associated with ratings for the metrics were averaged and resulted in an overall corporate payout percentage of 36.7%.

Additional Information

The annual incentive plan for the NEOs makes incentive payments based upon the Company or relevant division's results, without individual performance adjustments. However, executives who receive a "not meeting performance" rating in their annual performance review are ineligible to receive an annual incentive payment. All annual incentive targets and calculations are based on the results of continuing operations through the end of the 2020 fiscal year.

The payment of performance-based annual cash bonuses is calculated as a percentage of the base salary rate of the executive during the year. The maximum payout under this plan is 200% of target, with a maximum payout in any year for any participant capped at $6 million.

Bonus payouts are calculated on the basis of straight-line interpolation between the threshold (90%), target (100%), and maximum (110%) points. If the Company does not achieve threshold performance, then no annual bonus is earned or paid.

	Target as a Percentage of Base Salary Rate (%)	Actual 2020 Payout as a Percentage of Target (%)	Actual 2020 Payout ($)
Johnson	200	167.3	3,847,900
Peters	75	167.3	878,325
Talwar	75	160.0	780,000
Martin	65*	167.3	280,974
	75*	112.5	268,424
Gray	55**	184.5	214,519
	75**	167.3	399,176

*   65% target award through July 22, 2020; 75% target award in connection with Mr. Martin's promotion.

** 55% target award through July 22, 2020; 75% target award in connection with Mr. Gray's promotion.

All participants, including the NEOs, are required to be employed on the payment date to receive payment.

Prior to the Compensation Committee determining whether bonus targets have been achieved, the Company's independent registered public accounting firm, at the request, and for the restricted use, of the Compensation Committee, reviews the bonus calculations to ensure that the payout is calculated in accordance with the plan.

Annual Incentive payments are formula-driven based upon Company performance, and our 2020 program for the NEOs does not provide for discretionary adjustments based upon individual performance. The Compensation Committee did not exercise discretion in the amounts payable to the NEOs or any other executive officers under this incentive program.

LTI Program

Consistent with our pay-for-performance culture, the Compensation Committee established rigorous Adjusted Net Income and ROIC targets at the beginning of 2019 for the 2019-20 performance period and set a "performance floor" for each performance measure. The targets the Compensation Committee established were based on the Company achieving two-year average annual net income of $580 million (which accounts for 70% of the payout) and ROIC of 13.3% (which accounts for 30% of the payout). The Company achieved two-year average annual net income of $413 million and ROIC of 10.7% for this performance period. As a result, no payout was earned for this performance period and the awards were forfeited in 2020 without payment.



LTIP

The LTIP is designed to reward executives for achieving multi-year performance targets. The LTIP is formula-driven, with targets established by the Compensation Committee based upon financial targets included in the business plan reviewed each year by our Finance Committee and approved by the Board. The LTIP pays out based upon the Company's results, without individual performance adjustments. Key design features of the LTIP are:

100% Equity	100% of earned payouts of the LTIP award are made in equity in the form of PSUs payable under the Stock Incentive Plan for all of the NEOs.
Two-Year Performance Period and Additional One-Year Vesting Period	The performance period is two years; however, while shares earned are calculated following the end of the two-year performance period, settlement of shares require continued employment and are subject to forfeiture, as well as stock price fluctuations, for another year—that is, settlement of shares does not occur until the end of a three-year period.
Net Income and ROIC Targets	The performance targets are based on Adjusted Net Income (70%) and ROIC (30%) that are contained in the business and financial plan reviewed by the Finance Committee and approved by the Board for the performance period.
Target Awards are a Percentage of Base Salary Rate	The target awards are expressed as a percentage of initial base salary—that is, the base salary paid to the executive following any salary adjustments that may take place on May 1 of the first year of the performance period, adjusted only for promotion-related salary increases.

The target LTIP awards for the 2020-21 performance period for the NEOs are listed in the following table:

Name	Target Award as a Percentage of Base Salary Rate (%)
Johnson	325
Peters	100
Talwar	75
Martin	75
Gray	75

LTIP (2019-20)

The targets, along with the adjusted actual performance for the period, and the calculation of ROIC are shown in the table below:

Weighting	Performance Metric	Threshold	Target	Maximum	Payout as a Percentage of Target (%)
70%	**Average Annual Adjusted Net Income** (in millions)	$413 / $493	$580	$696	0
30%	**Two-Year Average ROIC**	10.7% / 11.7%	13.3%	15.4%	0
			Total LTIP Payout		0

The Compensation Committee establishes certain performance targets in connection with the Company's long-term incentive program. The long-term incentive program provides for the exclusion of certain items from such performance targets that the Compensation Committee considers to be unusual or non-recurring. These items, if they occur, are excluded when calculating the long-term incentive program results, however such unusual or non-recurring items may not be material for purposes of the non-GAAP measures presented in the 2020 Annual Report on Form 10-K. In addition, certain items may not be adjusted for purposes of the long-term incentive program, as they do not exceed a pre-established adjustment threshold, although they are adjusted for financial reporting purposes in the 2020 Annual Report on Form 10-K consistent with past practices.

Executive Compensation

Average Annual Adjusted Net Income Calculation for LTIP. Please note the following reconciliation:

	2020	2019	Average
After-tax income:	($ in millions)		
Net income	$ 323	$491	
After-tax adjustments excluded from GAAP:			
Impairment and other charges, net of income tax benefit of $24 and $16 million, respectively[1]	93	49	
Other income, net[1]	(140)	(4)	
U.S. tax reform[1]	25	2	
Tax expense (benefit) related to tax law rate changes[1]	(5)	(2)	
Income tax valuation allowances[1]	—	2	
Adjusted net income (non-GAAP)	$ 296	$538	
Disregarded items for the LTIP			
U.S. tax reform	—	(2)	
Tax expense (benefit) related to tax law rate changes	—	2	
Income tax valuation allowances	—	(2)	
Disregarded items for the LTIP, not part of non-GAAP adjustments[2]	(2)	(5)	
Adjusted net income (LTIP)	$ 294	$531	$413

[1] See page 20 of our 2020 Annual Report on Form 10-K for a description of this item.

[2] The LTIP provides for the exclusion of certain items that the Compensation Committee considers unusual or non-recurring. The disregarded items permitted under the LTIP include adjustments relating to unplanned matters, certain litigation charges, and the excess tax benefits or deficiencies arising from stock option exercises.

ROIC Calculation for LTIP. Return on Invested Capital, or ROIC, is a non-GAAP financial measure. Please note the following reconciliation:

	2020	2019	Average
	($ in millions)		
Pre-tax income:			
Income before income taxes	$ 494	$ 672	
Pre-tax adjustments excluded from GAAP:			
Impairment and other charges[1]	117	65	
Other income, net[1]	(190)	(4)	
Adjusted income before income taxes (non-GAAP)	$ 421	$ 733	
Disregarded items for the LTIP, not part of non-GAAP adjustments[2]	2	(4)	
Interest income, net	(7)	11	
Adjusted EBIT (LTIP)	$ 430	$ 718	
+ Interest component of straight-line rent expense[1]	158	173	
Adjusted net operating profit	588	891	
- Adjusted income tax expense[1]	(168)	(240)	
= Adjusted return after taxes	$ 420	$ 651	$ 536
Average total assets[3]	$ 6,816	$ 5,205	
- Average cash and cash equivalents	(1,294)	(899)	
- Average non-interest-bearing current liabilities	(819)	(720)	
- Average merchandise inventories	(1,066)	(1,239)	
+ Average estimated asset base of capitalized operating leases[4]	—	1,442	
+ 13-month average merchandise inventories	1,243	1,361	
= Average invested capital	$ 4,880	$ 5,150	$5,015
ROIC %	8.6%	12.6%	10.7%

[1] See page 21 of our 2020 Annual Report on Form 10-K for a description of these items.

[2] The LTIP provides for the exclusion of certain items that the Compensation Committee considers unusual or non-recurring. The disregarded items permitted under the LTIP include adjustments related to unplanned matters, certain litigation charges, and the excess tax benefits or deficiencies arising from stock option exercises.

(3) Represents average total assets for 2020 and 2019 of $7,043 million and $6,589 million, respectively.

(4) For 2019, the determination of the capitalized operating leases and the adjustments to income were calculated on a lease-by-lease basis and represented the best estimate of the asset base that would be recorded for operating leases as if they had been classified as capital or as if the property were purchased. No such adjustments are required for 2020. See page 21 of our 2020 Annual Report on Form 10-K for a detailed discussion.

Prior to the Compensation Committee determining whether bonus targets have been achieved, the Company's independent registered public accounting firm, at the request, and for the restricted use, of the Compensation Committee, reviews the bonus calculations to ensure that the payout is calculated in accordance with the plan.

LTIP payments are formula-driven based upon Company performance, and our 2020 program for the NEOs does not provide for discretionary adjustments based upon individual performance. The Compensation Committee did not exercise discretion in the amounts payable to the NEOs or any other executive officers under this incentive program.

LTIP (2020-21)

In 2020, the Compensation Committee established LTIP performance targets for the 2020-21 performance period, which are also based on two-year average annual Adjusted Net Income (70%) and ROIC (30%). For competitive reasons, since this performance period is still ongoing, we have not disclosed the targets established for the period. The Compensation Committee will determine whether payouts have been earned following the end of the Company's 2021 fiscal year, and we will provide specific information on the targets and results after the completion of the performance period. If awards are earned for the current 2020-21 performance period, payment will be made to participating executives in 2023, following the completion of a one-year vesting period.

Stock Options and RSUs

The Compensation Committee granted time-based equity awards to the NEOs in 2020, splitting the total value of the award between stock options and time-based RSUs in order to enhance the retentive value of the LTI awards. In deciding to grant these awards and determining the value of the awards, the Compensation Committee considered each executive's performance, position, and career potential and the competitive market for equivalent talent. See the **Grants of Plan-Based Awards Table** beginning on page 66 for additional information on awards granted in 2020.

The values shown in the **Grants of Plan-Based Awards Table** for the stock option grants in 2020 are based on a Black-Scholes value of $5.03 per share on the grant date. The amounts shown in the table do not necessarily reflect the actual value that may be realized by the NEOs. The option exercise price is equal to the closing price of the Common Stock on the grant date. Stock options normally vest at the rate of one-third of the total grant per year over the first three years of the ten-year option term, subject to continuous service through each vesting date and accelerated vesting in certain limited circumstances. Time-based RSUs cliff vest generally after a period of three years. The Compensation Committee does not normally consider an executive's gains from prior stock awards in granting new awards. The Compensation Committee determines the number of options granted based on a fixed value, using the Black-Scholes value on the grant date.

AFG

In 2018, the Compensation Committee, after considering the significant disruption occurring in the retail industry and the strategic work that would be necessary by the executives to accelerate the Company's long-term growth, made one-time additional long-term incentive awards, or AFG awards, to the NEOs and other senior executives. The AFG is designed to reward executives for achieving multi-year performance targets.

The AFG is formula-driven, with targets established by the Compensation Committee based upon financial targets included in the 2018-19 financial plan and the forecast reviewed by our Finance Committee and approved by the Board. The percentage of achievement of the performance goals at the end of the performance period was applied to the target number of PSUs granted to the executive to determine the actual number of PSUs that were earned. The AFG is based upon the Company's results, without individual performance adjustments. Key design features of the AFG are:

Performance-Based	For Mr. Johnson, 100% of the AFG award is PSUs; for the other NEOs, 75% of the AFG award is PSUs and 25% is time-based RSUs.
Three-Year Performance Period	The performance period is three years, and settlement of shares requires continued employment until shares are earned following the end of the three-year performance period and are subject to forfeiture.
Total Revenue Growth, Digital Revenue Growth, and EBIT Margin Targets	The performance targets are based on Total Revenue Growth (⅓), Digital Revenue Growth (⅓), and EBIT Margin (⅓) that are contained in the business and financial plan reviewed by the Finance Committee and approved by the Board for the performance period.

Executive Compensation

The target AFG awards and actual payouts for the NEOs are listed in the following table:

	Target Performance-Based Component (#)	Actual Performance-Based Component (#)
Johnson	108,862	72,611
Peters	16,330	10,892
Talwar	12,247	8,169
Martin	8,165	5,446
Gray	2,450	1,634

Consistent with our pay-for-performance culture, the Compensation Committee established rigorous Total Revenue Growth, Digital Revenue Growth, and EBIT Margin targets at the beginning of 2018 for the 2018-20 performance period and set a "performance floor" for each performance measure. The targets the Compensation Committee established were based on the Company achieving three-year Total Revenue Growth of $766 million, or 10% (which accounts for ⅓ of the payout), Digital Revenue Growth of $212 million, or 20% (which accounts for ⅓ of the payout), and average EBIT Margin of 9.5% (which accounts for ⅓ of the payout). For the performance period, the Company experienced total revenue decline of $108 million, digital revenue growth of $1,035 million, and average EBIT margin of 7.8%, which resulted in earned AFG payouts of 66.7% of their respective target awards. For Mr. Johnson, 100% of the AFG award is PSUs; for the other NEOs, 75% of the AFG award is PSUs and 25% is time-based RSUs, and the PSUs were settled in 2021. The percentage of achievement of the performance goals at the end of the performance period was applied to the target number of PSUs granted to the executive to determine the actual number of PSUs earned. The targets, along with the adjusted actual performance for the period, are shown in the table below:

Weighting	Performance Metric	Threshold	Target	Maximum	Payout as a Percentage of Target (%)
1/3	Total Revenue Growth (in millions)	-$108 -1.4% $479 6.25%	$766 10%	$1,149 15%	0
1/3	Digital Revenue Growth (in millions)	$132 12.5%	$212 20%	$1,035 97.6% $318 30%	200
1/3	EBIT Margin (in millions)	7.8% 9.2%	9.5%	9.7%	0
			Total AFG Payout		**66.7**

Retirement Plan and Excess Cash Balance Plan

The NEOs participate in the Retirement Plan and the Excess Cash Balance Plan. These plans, as well as the method of calculating benefits payable under these plans, are described beginning on page 75.

401(k) Plan and Excess Savings Plan

The NEOs participate in the 401(k) Plan and the Excess Savings Plan. These plans, as well as the method of calculating contributions under these plans, are described on page 77.

Supplemental Executive Retirement Plan

The Company maintains a Supplemental Executive Retirement Plan ("SERP") for certain senior officers of the Company and other key employees, including the NEOs who met the eligibility requirements prior to the plan being frozen for new participants (including rehires) after December 31, 2018. See page 76 for additional information regarding the SERP.

International Assignment Compensation

We provide team members on long-term international assignments with additional benefits and allowances that are designed to minimize any financial detriment or gain to the team member from an international assignment. None of the NEOs, other than Messrs. Talwar and Gray, received any compensation under the International Assignment Policy ("IAP") during 2020.

Perquisites

We provide the NEOs with certain perquisites, which the Compensation Committee believes to be reasonable and consistent with its overall objective of attracting and retaining talented executives. The Company provides the NEOs with an automobile reimbursement, medical expense reimbursement, supplemental long-term disability insurance, and financial planning. In addition, the Company reimburses Mr. Johnson for reasonable expenses of using car service for transportation in the New York metropolitan area. We also provide for continuation of medical and dental insurance benefits following retirement to participants who vested in the SERP prior to the start of the 2014 fiscal year when the benefit became closed to new participants. We do not provide a gross-up to executives for the income tax liability they incur due to their receipt of these perquisites.

Employment Agreements

As more fully described on pages 64 through 65, we have employment agreements with each of our NEOs, except Mr. Gray. Other than the agreement with Mr. Johnson as CEO, the agreements are substantially in the same form.

Procedures for Determining Compensation

Setting Compensation, Establishing Goals, and Evaluating Performance

As reflected in the following timeline, the Compensation Committee oversees a rigorous and comprehensive compensation approval, goal setting, and performance review process:

Annual Review and Approvals (Typically January - April)

- The Compensation Committee reviews any feedback from shareholder engagement meetings regarding the compensation program.
- At its February meeting, the Compensation Committee discusses further refined planning and preliminary recommendations for the following fiscal year's compensation program.
- At its March meeting, final recommendations are presented, and the Compensation Committee approves the executive compensation design, components, and equity awards for each executive. The Compensation Committee meets privately with the independent consultant to review and approve the CEO's compensation.
- Due to the business impact of COVID-19, in 2020, the Compensation Committee established the annual bonus performance goals at its June meeting, and the applicable LTIP goals at its November meeting, to consider adjustments for stores that were closed in accordance with direction from national, state, and local governments.



Compensation Planning (May - November)



- During its meetings over this period, the Compensation Committee has preliminary discussions with management and the Committee's compensation consultant regarding the compensation program design for the following year, including reviewing compensation trends, peer group composition, a competitive analysis of individual executives' compensation relative to market, preliminary pay recommendations and performance evaluations, and the current incentive payout forecast. The Compensation Committee provides feedback and direction regarding the program design for the next fiscal year.
- The Compensation Committee meets privately with the independent consultant regarding the CEO's compensation.



Additional Reviews (During Year)

- The Compensation Committee meets at other times during the year with management and privately with the independent consultant to review performance against the established performance goals, discuss developments and emerging trends, and review specific issues related to executive compensation or other issues related to management resources. The Compensation Committee also has responsibility for annually reviewing the compensation paid to non-employee directors and making recommendations to the full Board regarding the directors' compensation program.

Each year, in advance of making compensation decisions for the upcoming year, the Compensation Committee meets with management and reviews the Company's overall executive compensation program in light of the Company's long-term strategy and financial objectives reviewed by the Finance Committee and approved by the Board. The Compensation Committee meets with management, the Company's compensation consultant, and the Compensation Committee's independent compensation consultant to review the executive compensation environment, including recent developments and trends in executive compensation relative to the Company's executive compensation program, and a historical view of the pay-for-performance correlation in the program and any changes to the program being recommended by management or either of the consultants.

After the financial results for the prior year have been finalized and audited, the Compensation Committee meets to review and approve Annual Incentive Plan and LTIP payments for the prior year and to review and approve compensation arrangements, including base salaries, stock awards, and incentive plan targets, for the upcoming year. The Compensation Committee meets privately with its independent compensation consultant for the purpose of establishing the compensation of the CEO, including establishing target awards under the Annual Incentive Plan and the LTIP, and making stock awards to him under the Stock Incentive Plan. Except in the case of promotions or other unusual circumstances, such as the business disruption caused by COVID-19, the Compensation Committee generally considers granting stock awards only at this meeting, which is normally held within a few weeks following the issuance of the Company's full-year earnings release for the prior year.

Benchmarking Approach

We have established benchmarks for compensation, including cash and equity, for each NEO. These benchmarks are reviewed annually and are based upon compensation for comparable positions in a peer group consisting of (i) companies having revenues of approximately 0.5 to 2 times the Company's revenue and market capitalization of approximately 0.25 to 4 times the Company's market capitalization; and (ii) select sub-industries within the consumer discretionary sector most comparable to the Company's business—apparel retail; apparel, accessories, and luxury goods; footwear; home furnishing retail; internet and direct marketing retail; and specialty stores. We also use the peer group data to assess the competitiveness of total direct compensation awarded to our senior executives and as a data point in designing compensation plans, benefits, and perquisites.

The Compensation Committee determined that the following companies, which comprised the peer group for 2020 compensation decisions, was the appropriate peer group for executive compensation purposes based upon the nature of their businesses, revenues, and the pool from which they recruit their executives.

American Eagle Outfitters, Inc.	Bed Bath & Beyond Inc.	Burlington Stores, Inc.
Dick's Sporting Goods, Inc.	Expedia, Inc.	The Gap, Inc.
Hanesbrands Inc.	L Brands, Inc.	The Michaels Companies, Inc.
PVH Corp.	Qurate Retail, Inc.	Ralph Lauren Corporation
Sally Beauty Holdings, Inc.	Signet Jewelers Ltd.	Skechers USA, Inc.
Tapestry, Inc.	Tiffany & Co.	Tractor Supply Company
Ulta Beauty, Inc.	Under Armour, Inc.	Urban Outfitters, Inc.
Wayfair Inc.	Williams Sonoma, Inc.	

One goal of the Compensation Committee is to provide competitive total compensation opportunities for the NEOs that vary with Company performance. The Compensation Committee uses the peer group benchmark information as a reference point in evaluating executive compensation, assessing the competitiveness of total direct compensation awarded to our senior executives, and designing compensation plans, benefits, and perquisites; it does not, however, attempt to match the compensation of each executive position in the Company precisely with that of an equivalent position in the peer group. In general, the Compensation Committee looks to position an executive's total compensation at the median of comparable positions at peer companies, consistent with the Company's revenue in relation to peer companies. The Compensation Committee also considers other factors, including performance, responsibility, experience, tenure, internal equity, and market positioning, when determining compensation.

During 2020, the Compensation Committee reviewed the peer group and determined that no changes to the peer group were appropriate for 2021 compensation decisions.

Use of Compensation Consultants

The Compensation Committee has retained Compensation Advisory Partners ("CAP"), a nationally-recognized compensation consultant that is independent and performs no work for management, as its advisor. CAP reports directly to the Compensation Committee, meets with the Compensation Committee privately without management present, and regularly communicates privately with the Compensation Committee Chair. CAP also meets with the Governance Committee regarding non-employee directors' compensation and reports on related governance and trends. The Compensation Committee has assessed the independence of CAP based on standards promulgated by the SEC and concluded that no conflict of interest exists that would prevent it from serving as an independent consultant to the Compensation Committee. Each year, CAP reviews a report on risk in relation to the Company's compensation policies and practices, provides a pay-for-performance analysis of our executive compensation program, and reviews the CEO's compensation. In addition, each year CAP reviews and makes recommendations regarding the compensation program for non-employee directors, and the Compensation Committee considers the consultant's report on the program. In 2020, management utilized the services of ClearBridge Compensation Group, a nationally-recognized compensation consultant, to provide advice on the executive compensation program and plan design.

Management Involvement in Developing the Compensation Program

Management is involved in various aspects of developing the executive compensation program. Our Chief Human Resources Officer, Vice President-Total Rewards, and staff in the Human Resources Department work with our CEO to develop compensation recommendations for all corporate and executive officers other than the CEO. The CEO or the Chief Human Resources Officer reviews these proposals with the Compensation Committee Chair, and may make changes to the recommendations based upon her input, before the recommendations are presented to the Compensation Committee for review. As part of her responsibilities, the Lead Independent Director also attends all Compensation Committee meetings and advises the Compensation Committee Chair in fulfilling her designated role and responsibilities. Our General Counsel also attends meetings of the Compensation Committee and participates in some of these discussions and preparations.

Additional Information

Key Compensation Governance Policies

WHAT WE DO

- ✔ Align executive pay closely with Company's performance and strategy
- ✔ Set rigorous and objective performance goals
- ✔ Maintain a clawback policy
- ✔ Impose and monitor meaningful stock ownership guidelines
- ✔ Require a one-year time-based vesting period for earned LTIP payouts following attainment of performance goals
- ✔ Include double-trigger change in control provisions in employment agreements and equity awards
- ✔ Mitigate undue risk in compensation programs
- ✔ Provide reasonable perquisites
- ✔ Retain independent compensation consultant to advise the Compensation Committee
- ✔ Hold annual "Say-on-Pay" advisory vote
- ✔ Conduct shareholder outreach to regularly obtain feedback on compensation and other topics

WHAT WE DO NOT DO

- ✖ No tax gross-up for any compensation, benefit, perquisite, or change in control payments (other than the IAP and relocation program that is available to all employees)
- ✖ No changes to in-flight performance cycles
- ✖ No hedging or pledging of the Company's stock
- ✖ No repricing of stock options without shareholder approval
- ✖ No stock options granted below fair market value
- ✖ No dividends or dividend equivalents on RSUs or PSUs
- ✖ No excessive severance benefits

Clawback Policy

We have adopted a clawback policy that provides for the recovery of incentive compensation paid in cash or equity if the Compensation Committee determines that the participant (1) engaged in fraud or gross misconduct which results in an accounting adjustment, whether or not the adjustment results in a restatement of our financial statements, or (2) committed a significant legal or compliance violation of the Company's Code of Business Conduct or other policies. The Compensation Committee is closely monitoring the proposed SEC rules regarding recoupment of incentive-based compensation and will amend the policy if necessary when the final rules are adopted.

Stock Ownership Guidelines

We have meaningful stock ownership guidelines for our senior executives. At the end of 2020, all of the NEOs met or exceeded their applicable ownership guidelines. These guidelines are described on page 23.

Compensation Plans and Risk

We believe that our compensation program encourages our NEOs to take action to improve the Company's performance without encouraging them to take undue risk. The performance-based Annual Incentive Plan, LTIP elements, and AFG awards of the program are paid based upon performance as compared to the Company's annual, two-year, and three-year financial plans, respectively, which are prepared each year by management, reviewed by the Finance Committee, and approved by the Board. No incentive awards are earned or paid unless the applicable performance goals are achieved. We believe that, on balance, the plans are reasonably achievable under normal business conditions. This encourages our executives to manage the business well without pressuring them to take undue risks in order to obtain a payout.

Our equity-based compensation for the NEOs is designed with a similar goal in mind. We believe that our equity grants are reasonable in relation to overall compensation. Stock options normally vest ratably over a three-year period and have a 10-year term, and time-based RSUs cliff vest generally after a period of three years, thereby each reducing the risk that an executive will take short-term action to inflate the price of the Company's stock for a brief period.

LTIP payouts are calculated at the conclusion of a two-year performance period, but are not actually paid to the participant until after an additional year of vesting has been satisfied. In addition to serving as a retention vehicle, this also requires that the executive continue to have the value of the stock portion of their award at risk, dependent on fluctuations in stock price, for an additional year. It also allows a year to pass in which any issues concerning the Company's operating or financial performance may come to light before payments are made.

In addition, there are certain other factors related to our compensation programs for the NEOs that we believe help reduce the likelihood that our compensation programs will encourage our executives to take undue risk, as described below.

Factor	Description
ROIC as LTIP Measurement	As a retail company, we believe that one of the potential risks we have is that management will attempt to achieve profit targets without taking into account the capital used, particularly working capital invested in inventory and operating leases. We have, therefore, designed our LTIP for senior management, including the NEOs, to take into account ROIC as well as net income in determining whether an annual incentive payout will be paid.
No Bonus Payments to Executives with Poor Performance Ratings	We have designed our plans so that executives who receive a "Not Meeting Performance" rating under the Company's annual performance appraisal process are not eligible to receive an annual incentive payout. This helps prevent an individual executive from taking any action inconsistent with the business plan or otherwise exposing the Company to undue risk.
Incentive Targets	Annual Incentive Plan targets are based on the financial plan that is reviewed by the Finance Committee and approved by the Board.
Incentive Payments Proportional to Base Salary Rate	We believe that our annual incentive payouts are not outsized in relation to base salary rate. Mr. Johnson, as CEO, has the opportunity to earn at target 200% of his base salary rate in annual incentive payouts and 325% of his base salary rate in LTIP. Comparable percentages for the other NEOs are currently 75% for annual incentive payouts and 75% to 100% for the LTIP.
Annual Incentive Payout Caps	Annual incentive payouts to executives are capped and do not include excessive leverage.
Mix of Components	We use a mix of annual and long-term incentive components, as well as a mix between the use of cash and equity.

Delegation of Authority

The Compensation Committee currently has delegated authority to its Chair to approve, between committee meetings, time-based RSU awards up to 7,500 RSUs per individual award and stock option awards up to 25,000 shares per individual award, in both cases only to executives who are not corporate or executive officers of the Company, or general managers. It is expected that the Chair would use this authority to approve awards made during the course of the year in connection with promotions, new hires, or special retention purposes. Options are priced at fair market value on the date the Chair signs the approval, which is the grant date for awards made under this delegation authority. Similarly, the value of RSU awards is based on the fair market value on the date the Chair signs the approval. The Chair used this authority twice during 2020. The Compensation Committee has not delegated authority to management to make stock option, RSU, or other equity-based awards.

Accounting and Tax Considerations of Executive Compensation

While we review both the accounting and tax effects of various components of compensation, these effects are not a significant factor in the Compensation Committee's allocation of compensation among the different components. The Compensation Committee believes that in certain instances it is in the best interests of the Company and our shareholders to have the flexibility to pay compensation that is not tax deductible so that we may provide compensation consistent with our program and objectives.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the CD&A with management and, based on that review and discussion, has recommended to the Board that the CD&A be included in this Proxy Statement.

Members of the Compensation Committee



Kimberly **Underhill** — Chair

Maxine **Clark** — Member

Alan D. **Feldman** — Member

Guillermo G. **Marmol** — Member

Darlene **Nicosia** — Member

Compensation Committee Interlocks and Insider Participation

Ms. Clark, Mr. Feldman, Mr. Marmol, Ms. Nicosia, and Ms. Underhill served on the Compensation Committee during 2020. In addition, Ms. Turpin served on the Committee during 2020 prior to her retirement in May 2020. None of the committee members was an officer or employee of the Company or any of its subsidiaries, and there were no interlocks with other companies within the meaning of the SEC's proxy rules.

Compensation and Risk

The Company has completed a risk-related review and assessment of our compensation program and concluded that our executive compensation is not reasonably likely to result in a material adverse effect on the Company. As part of this review, the independent compensation consultant to the Compensation Committee reviewed risk in relation to the Company's compensation policies and practices with the Company's human resources executives directly involved in compensation matters. The consultant reviewed the compensation policies and practices in effect for corporate and division team members through the manager level, store managers, and store team members, and reviewed the features we have built into the compensation programs to discourage excessive risk taking by team members, including a balance between different elements of compensation, differing time periods for different elements, consistent Company-wide programs, plan performance targets based on the corporate budgeting process, and stock ownership guidelines.

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Summary Compensation Table

(a)		(b)	(c)	(d)
Name and Principal Position		**Year**	**Salary ($)**[1]	**Stock Awards ($)**[2][3]
Richard A. Johnson		2020	996,667	4,937,518
Chairman, President and		2019	1,137,500	4,937,521
Chief Executive Officer		2018	1,100,000	8,875,069
Lauren B. Peters		2020	653,333	673,111
Executive Vice President and		2019	693,750	950,053
Chief Financial Officer		2018	675,000	1,925,101
Vijay Talwar		2020	606,667	737,544
Executive Vice President and		2019	650,000	737,575
Chief Executive Officer—EMEA				
W. Scott Martin		2020	538,659	641,277
Executive Vice President, Chief Executive		2019	518,750	612,563
Officer—Asia Pacific and Chief Strategy and		2018	425,000	958,228
Development Officer				
Andrew I. Gray		2020	512,663	419,349
Executive Vice President and				
Chief Commercial Officer				
Stephen D. Jacobs[7]		2020	452,083	375,019
Former Executive Vice President and		2019	868,750	1,250,058
Chief Executive Officer—North America		2018	850,000	2,600,048

Notes to Summary Compensation Table

[1] The amounts in columns (c) and (f) reflect the annual base salaries and non-equity incentive plan compensation, respectively, earned by our NEOs for the designated years. For 2020, these combined amounts represented the following percentages of the NEOs' total compensation: Mr. Johnson (40.6%), Ms. Peters (52.4%), Mr. Talwar (49.9%), Mr. Martin (51.2%), Mr. Gray (60.9%), and Mr. Jacobs (13.7%). Information on the NEOs' employment agreements appears beginning on page 64.

[2] The amounts reflected in columns (d) and (e) reflect the stock and option awards granted in the designated years. The amounts represent the aggregate grant date fair value of the awards granted in each respective year calculated in accordance with stock-based compensation accounting rules. A discussion of the assumptions used in computing the award values may be found in Note 20 to our financial statements in our 2020 Annual Report on Form 10-K. As provided under the SEC's rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. See the **Grants of Plan-Based Awards Table** beginning on page 66 for additional information on awards granted in 2020. The amounts shown in the table do not necessarily reflect the actual value that may be recognized by the NEOs.

[3] The amounts in column (d) include the grant date fair value of PSUs granted for the long-term performance measurement periods of 2020-21, 2019-20, 2018-19, and 2018-20, valued at grant date based upon the probable outcome of meeting the performance conditions, which is based on the target performance level. The amounts are consistent with the estimates of the aggregate compensation cost to be recognized over the service period determined at the grant date under stock-based compensation accounting rules, and exclude the effect of estimated forfeitures. Assuming the maximum performance level, the grant date fair value of the PSUs granted for the long-term performance measurement period of 2020-21 would be $7,475,016 for Mr. Johnson; $1,400,020 for Ms. Peters; $975,007 for Mr. Talwar; $882,441 for Mr. Martin; and $794,357 for Mr. Gray. This column also includes time-based RSU awards, where applicable. See the **Grants of Plan-Based Awards Table** beginning on page 66 for additional information on the awards granted in 2020.

[4] The amounts in column (f) reflect the cash incentive bonuses earned under the Annual Incentive Plan for the designated years, which amounts are paid to the NEO in the following year (subject to the NEO's employment on such payment date). The table below reflects the cash amounts paid to the NEOs in each designated year.

Name	Paid in 2018 Annual Incentive Plan Cash Payment for 2017 ($)	Paid in 2019 Annual Incentive Plan Cash Payment for 2018 ($)	Paid in 2020 Annual Incentive Plan Cash Payment for 2019 ($)	To Be Paid in 2021 Annual Incentive Plan Cash Payment for 2020 ($)
Johnson	—	1,859,000	1,378,650	3,847,900
Peters	—	427,781	315,309	878,325
Talwar	N/A	N/A	—	780,000
Martin	—	233,431	204,336	549,398
Gray	N/A	N/A	N/A	613,695
Jacobs	—	1,336,200	520,381	N/A

(e)	(f)	(g)	(h)	(i)
Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)
1,200,002	3,847,900	880,582	78,651	11,941,320
1,200,004	1,378,650	521,588	46,942	9,222,205
1,124,999	1,859,000	380,307	307,799	13,647,174
250,002	878,325	384,221	81,301	2,920,293
250,006	315,309	298,364	18,455	2,525,937
250,001	427,781	182,072	13,404	3,473,359
250,002	780,000	170,661	231,294	2,776,168
250,006	—	68,966	9,914	1,647,495
200,000	549,398	133,364	64,429	2,127,127
200,015	204,336	63,354	24,622	1,560,286
112,509	233,431	62,179	23,980	1,753,148
75,002	613,695	60,216	167,955	1,848,880
375,000	—	—	2,096,566	3,298,668
375,009	520,381	369,531	31,584	3,415,313
250,001	1,336,200	246,502	23,980	5,306,731

[5] The amounts in column (g) represent the annual change in pension value during each of our last three fiscal years. See page 74 for more information on 2020 pension benefits.

[6] The amounts in column (h) represent perquisites and other compensation attributable to the NEOs for 2020, valued at the incremental cost to the Company of providing them, which represents the actual cost, as reflected in the table below.

Name	Auto. Allow. ($)	Car Service Reimb. ($)	Med. Expense Reimb. ($)[A]	Accrual for Post-Ret. Med. ($)	Supp. LTD Ins. Prem. ($)	Univ. Life Ins. Prem. ($)	Financial Planning ($)[B]	401(k) Match and Excess Savings Plan ($)[C]	Relo. ($)[D]	Foreign Earnings ($)[E]	Expatriate Tax Payments ($)[E]	Vacation Payout ($)	Accrued Severance Benefits ($)	Total ($)
Johnson	14,309	3,518	8,292	22,640	6,696	4,221	9,000	9,975	—	—	—	—	—	78,651
Peters	9,997	—	2,695	56,632	—	2,002	—	9,975	—	—	—	—	—	81,301
Talwar	—	—	2,213	—	4,881	2,914	10,055	21,233	34,186	123,142	66,856	—	—	231,294
Martin	25,582	—	7,758	—	5,230	—	—	25,859	—	—	—	—	—	64,429
Gray	5,552	—	599	—	641	—	12,406	9,975	34,461	16,000	122,782	—	—	167,955
Jacobs[F]	29,323	—	2,443	279,800	—	—	—	—	—	—	—	35,000	1,750,000	2,096,566

[A] The amounts shown under Medical Expense Reimbursement reflect amounts reimbursed in 2020, which may also include reimbursements of amounts submitted in 2020 for expenses incurred in 2019.

[B] The amounts shown under Financial Planning reflect the total amounts paid, including fees.

[C] The amounts shown under 401(k) Match and Excess Savings Plan reflect the Company's matching contributions under the Foot Locker 401(k) Plan and Excess Savings Plan made to the NEO's accounts.

[D] For Messrs. Talwar and Gray, the amounts shown under Relocation reflect continuing expatriate relocation expenses for 2020 in connection with their relocations for roles as Executive Vice President and Chief Executive Officer—EMEA in Vianen, The Netherlands in 2019, and Vice President and General Manager of U.S. Foot Locker and Lady Foot Locker in New York, New York in 2016, respectively. The amounts shown under Relocation reflect amounts reimbursed in 2020, which may also include reimbursements of amounts submitted in 2020 for expenses incurred in 2019.

(E) For Messrs. Talwar and Gray, the amounts shown under Foreign Earnings and Expatriate Tax Payments reflect expatriate compensation for 2020 in connection with their roles as Executive Vice President and Chief Executive Officer—EMEA in Vianen, The Netherlands, and Executive Vice President and Chief Commercial Officer in New York, New York, respectively. Under Foreign Earnings, the amounts shown include expatriate benefits and allowances for certain goods and services differential, housing, education, automobile costs, and tax preparation assistance in connection with their international assignments. Messrs. Talwar and Gray received the majority of these benefits under the IAP, which applies to employees on international assignment and is designed to minimize any financial detriment or gain to the employee on assignment. Under Expatriate Tax Payments, the amounts shown include tax equalization payments, and U.S. and foreign tax payments net of hypothetical tax deductions, in connection with their international assignments. These payments were made under the IAP and are designed to facilitate these assignments by holding these team members responsible for the tax liabilities they would have incurred had they remained in their home countries.

(F) The amounts shown for Mr. Jacobs include the perquisites attributable to him for 2020 prior to the termination of his employment. Additional information on termination payments for Mr. Jacobs is provided beginning on page 78 under **Potential Payments Upon Termination or Change in Control**.

(7) Mr. Jacobs ceased to serve as Executive Vice President and Chief Executive Officer—North America effective July 22, 2020, and departed from the Company effective August 31, 2020, under circumstances the Compensation Committee determined constituted a termination without cause under the Company's employment agreement with Mr. Jacobs thereby requiring the Company to pay Mr. Jacobs severance benefits according to the terms of his employment agreement.

The Company has established a trust for certain benefit plans, arrangements, and agreements, including the SERP, the Foot Locker Excess Cash Balance Plan, the Excess Savings Plan, the executive employment agreements, and other benefit plans, agreements or arrangements that may be covered at a later date (collectively, the "Benefit Obligations"). Upon the occurrence of a Potential Change in Control of the Company (as defined in the trust agreement), the Company is required to fund the trust with an amount sufficient to pay the total amount of the Benefit Obligations. Following the occurrence, and during the pendency, of a Potential Change in Control, the trustee would be required to make payments of Benefit Obligations to the extent these payments are not made by the Company.

Employment Agreements

We have employment agreements with each of the NEOs, other than Messrs. Gray and Jacobs, and we describe the material terms of each of these agreements below. Information on estimated potential payments and benefits upon termination of the agreements is described under **Potential Payments Upon Termination or Change in Control** beginning on page 78.

Johnson

Position. We have an employment agreement with Mr. Johnson in connection with his position as Chief Executive Officer.

Term. The term of this agreement ends on January 31, 2022. The agreement contains an "evergreen" renewal provision that provides for additional one-year renewals of the employment term, unless either party gives notice of non-renewal one year prior to the end of the then-current term.

Base Salary and Bonus. During the term of the agreement, the Company shall pay Mr. Johnson an annual base salary of not less than $1,000,000. Mr. Johnson's 2020 base salary rate was $1,150,000. As Chief Executive Officer, for 2020, Mr. Johnson's annual bonus at target under the Annual Incentive Plan was 200% of his base salary, and his annual bonus at target under the LTIP was 325% of his base salary at the start of the performance period.

Benefit Plans and Perquisites. Mr. Johnson is entitled to participate in all incentive and equity plans offered to senior executives, as well as benefits, including retirement plans, company-paid life insurance, long-term disability coverage, and reimbursement for certain medical, transportation, and financial planning expenses, and any other plans subsequently offered to our senior executives.

Non-Compete Provision. Mr. Johnson's agreement provides that he may not compete with the Company or solicit our team members for two years following the termination of his employment agreement.

Certain Defined Terms. Mr. Johnson's agreement includes definitions of certain terms such as "Cause" (i.e., dismissal), "Good Reason" (i.e., resignation), "Change in Control" (e.g., the acquisition of 35% or more of the Company's outstanding stock), and "Disability."



Peters, Talwar, and Martin

Position/Term/Base Salary. We have substantially identical employment agreements with these executives in their current positions, as follows:

Name	Position	Term End Date	Base Salary Rate ($)
Peters	Executive Vice President and Chief Financial Officer	1/31/2022	700,000
Talwar	Executive Vice President and Chief Executive Officer—EMEA	1/31/2022	650,000
Martin	Executive Vice President, Chief Executive Officer—Asia Pacific and Chief Strategy and Development Officer	1/31/2022	600,000

The terms of the agreements will automatically be extended for another year unless notice of non-renewal is given by the October 31 prior to the then-current expiration of the term. We pay these executives annual base salaries at rates not less than their salaries at the start of their agreements. The executives' base salary rates for 2020 are shown in the table above.

Benefit Plans and Perquisites. These executives are entitled to participate in all incentive and equity plans offered to senior executives in effect at the start of their agreements, as well as benefits, including retirement plans, company-paid life insurance, long-term disability coverage, and reimbursement for certain medical and financial planning expenses, and any other plans subsequently offered to our senior executives.

Non-Compete Provision. The executives' agreements provide that they may not compete with the Company or solicit our team members for two years following the termination of their employment agreements.

Certain Defined Terms. The executives' agreements include definitions of certain terms such as "Cause" (i.e., dismissal), "Good Reason" (i.e., resignation), "Change in Control" (e.g., the acquisition of 35% or more of the Company's outstanding stock), and "Disability."

Gray

Position/Base Salary. While we do not have an employment agreement with Mr. Gray, he is entitled to substantially the same benefits, and subject to substantially the same provisions, as Ms. Peters and Messrs. Talwar and Martin under his offer letter, as follows:

Name	Position	Base Salary Rate ($)
Gray	Executive Vice President and Chief Commercial Officer	600,000

Benefit Plans and Perquisites. Mr. Gray is entitled to participate in all incentive and equity plans offered to senior executives, as well as benefits, including retirement plans, company-paid life insurance, long-term disability coverage, and reimbursement for certain medical and financial planning expenses, and any other plans subsequently offered to our senior executives.

Non-Compete Provision. Mr. Gray may not compete with the Company or solicit our team members for two years following the termination of his employment.

Certain Defined Terms. Mr. Gray's offer letter includes definitions of certain terms such as "Cause" (i.e., dismissal), "Good Reason" (i.e., resignation), "Change in Control" (e.g., the acquisition of 35% or more of the Company's outstanding stock), and "Disability."

Jacobs

Position/Term/Base Salary. We had an employment agreement with Mr. Jacobs as Executive Vice President and Chief Executive Officer—North America substantially in the same form as the agreements described above for Ms. Peters and Messrs. Talwar and Martin. Mr. Jacobs ceased to serve as Executive Vice President and Chief Executive Officer—North America effective July 22, 2020, and departed from the Company effective August 31, 2020, under circumstances the Compensation Committee determined constituted a termination without cause, at which time his employment agreement terminated. Certain obligations under this agreement continue post-termination, such as Mr. Jacobs's non-competition obligation.

Name	Position	Term End Date	Base Salary Rate ($)
Jacobs	Former Executive Vice President and Chief Executive Officer—North America	8/31/2021	875,000

Grants of Plan-Based Awards Table

The following table shows the awards made to the NEOs in 2020 under the Annual Incentive Plan and the LTIP, as well as the RSU and stock option awards under the Stock Incentive Plan:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[5]
Johnson	06/13/20[1]	498,334	1,993,334	3,986,668							
	11/17/20[2]				23,348	93,391	186,782				3,737,508
	03/25/20[3]								238,746	21.60	1,200,002
	03/25/20[4]							55,556			1,200,010
Peters	06/13/20[1]	122,500	490,000	980,000							
	11/17/20[2]				4,373	17,492	34,983				700,030
	03/25/20[3]								49,739	21.60	250,002
	03/25/20[4]							11,575			250,020
Talwar	06/13/20[1]	113,750	455,000	910,001							
	11/17/20[2]				3,046	12,182	24,363				487,524
	03/25/20[3]								49,739	21.60	250,002
	03/25/20[4]							11,575			250,020
Martin	06/13/20[1]	100,999	403,994	807,989							
	11/17/20[2]				2,757	11,026	22,050				441,261
	03/25/20[3]								39,791	21.60	200,001
	03/25/20[4]							9,260			200,016
Gray	06/13/20[1]	96,124	384,497	768,995							
	11/17/20[2]				2,482	9,925	19,849				397,199
	03/25/20[3]								14,922	21.60	75,002
	03/25/20[4]							3,473			75,017
Jacobs	03/25/20[3]								74,608	21.60	375,000
	03/25/20[4]							17,362			375,019

(1) **Annual Incentive Awards**

Amounts shown reflect the payment levels at threshold, target, and maximum performance for the 2020 fiscal year under the Annual Incentive Plan and reflect the potential amounts that would be paid at the end of the period if the applicable performance goals were achieved. The estimated annual incentive payouts are based on a percentage of the executive's base salary rate, as shown in the table below:

Name	Threshold (%)	Target (%)	Maximum (%)
Johnson	50	200	400
Peters, Talwar, Martin, and Gray	18.75	75	150
Jacobs	25	100	200

Although Mr. Jacobs participated in the Annual Incentive Plan in 2020, he was not eligible to receive a payment under the plan because his employment terminated prior to the completion of the plan year.

The annual incentive payouts actually made to the NEOs for 2020 are shown in Note 4 to the **Summary Compensation Table** on page 62.

(2) **LTIP Awards**

Provided the performance goals for the 2020-21 long-term performance measurement period are achieved, the payout structure of the executives' awards is as follows: (a) 100% of the award would be payable in PSUs, and (b) the payout would be subject to a time-based, one-year vesting period following the end of the performance measurement period before payout to the executives. Columns (f), (g), and (h) show the number of PSUs that would be paid out at threshold, target, and maximum performance if the applicable performance goals are achieved for the 2020-21 performance measurement period.

The threshold, target, and maximum number of PSUs for each executive was calculated on the grant date on the basis of that day's closing stock price of a share of Common Stock. The closing price on the grant date of November 17, 2020 for each of the NEOs was $40.02. Similarly, the grant date fair value of the PSU awards are based on the closing stock price on this grant date. The actual number of PSUs paid out will be based on the Company's performance compared to targets. The value of the PSUs received by an NEO will depend upon the Company's stock price on the payment date in 2023. No dividends are paid or accrued for the PSUs.

The aggregate payout in stock at threshold, target, and maximum performance for each of the NEOs is based on a percentage of the executive's base salary in the first year of the performance period, adjusted for promotion-related salary increases. The percent of base salary for each NEO at threshold, target, and maximum performance is shown in the table below.

Name	Threshold (%)	Target (%)	Maximum (%)
Johnson	81.25	325	650
Peters and Jacobs	25	100	200
Talwar, Martin, and Gray	18.75	75	150

Mr. Jacobs's employment terminated prior to the Company granting LTIP awards in connection with the 2020-21 performance measurement period.

No amounts would be paid to the NEOs under the LTIP awards unless the performance goals for the performance measurement period are achieved.

(3) **Stock Option Grants**

The amounts in column (j) reflect the number of stock options granted in 2020 under the Stock Incentive Plan. The exercise price reflected in column (k) is equal to the closing price of a share of Common Stock on the grant date. In general, no portion of any stock option may be exercised until the first anniversary of its grant date. Vested options may be exercised for ten years following the grant date, unless the option is cancelled or exercised sooner. If the executive retires, becomes disabled, or dies while employed by the Company or one of its subsidiaries, all unexercised options that are then exercisable and those options that would have become exercisable on the next anniversary of the grant date will remain (or become) exercisable as of that date. Options granted in 2020 will become exercisable upon a participant's termination of employment on or within 24 months following a Change in Control. In general, options may remain exercisable for up to three years following a participant's retirement or termination due to disability, and for up to one year for any other termination of employment for reasons other than cause.

The vesting schedule for options granted to the executives in 2020 is as follows:

Name	Grant Date	Shares (#)	Vest Date: Shares (#)	Vest Date: Shares (#)	Vest Date: Shares (#)
Johnson	03/25/20	238,746	03/25/21: 79,582	03/25/22: 79,582	03/25/23: 79,582
Peters and Talwar	03/25/20	49,739	03/25/21: 16,579	03/25/22: 16,580	03/25/23: 16,580
Martin	03/25/20	39,791	03/25/21: 13,263	03/25/22: 13,264	03/25/23: 13,264
Gray	03/25/20	14,922	03/25/21: 4,974	03/25/22: 4,974	03/25/23: 4,974
Jacobs	03/25/20	74,608	03/25/21: 24,869	03/25/22: *	03/25/23: *

* Unvested portion of option grant cancelled upon termination of employment.

(4) **RSUs**

The amounts shown in the table below represent the number of RSUs awarded under the Stock Incentive Plan on the grant date. The award will vest according to the schedule below, provided that the executive remains employed by the Company through the vesting date. No dividends are paid or accrued for RSU awards.

Name	Grant Date	Shares (#)	Vest Date
Johnson	03/25/20	55,556	03/25/23
Peters and Talwar	03/25/20	11,575	03/25/23
Martin	03/25/20	9,260	03/25/23
Gray	03/25/20	3,473	03/25/23
Jacobs	03/25/20	17,362*	03/25/23

* Mr. Jacobs forfeited 14,827 of these RSUs in connection with the termination of his employment. The remaining 2,535 RSUs were accelerated.

(5) **Grant Date Fair Value**

The amounts shown in column (l) reflect the aggregate grant date fair values of the RSU, PSU, and stock option awards granted in 2020, calculated in accordance with stock-based compensation accounting rules. A discussion of the assumptions used in computing the award values are found in Note 20 to our financial statements in our 2020 Annual Report on Form 10-K. For option awards, the values are calculated by multiplying the Black-Scholes value by the number of options granted. For RSUs, the fair values are calculated by multiplying the closing price of our Common Stock on the NYSE on the award date by the number of RSUs granted. For the PSUs in connection with the 2020-21 performance period, the fair value is calculated based upon the probable outcome of meeting the performance conditions at the target performance level and multiplying the number of PSUs that would be received at that level by the closing price of our Common Stock on the grant date. This is consistent with the estimate of the aggregate compensation cost to be recognized over the service period determined at the grant date under stock-based compensation accounting rules. All of these values are shown in the table below.

Name	LTIP PSU Awards Granted on November 17, 2020 ($)	Black-Scholes Value for Stock Options Granted on March 25, 2020 ($)	Time-Based RSU Awards Granted on March 25, 2020 ($)
Johnson	40.02	5.03	21.60
Peters, Talwar, Martin, and Gray	40.02	5.03	21.60
Jacobs	—	5.03	21.60

Assuming the maximum performance level, the grant date fair value of the PSUs granted for the long-term performance measurement period of 2020-21 would be $7,475,016 for Mr. Johnson; $1,400,020 for Ms. Peters; $975,007 for Mr. Talwar; $882,441 for Mr. Martin; and $794,357 for Mr. Gray.

Outstanding Equity Awards at Fiscal Year-End

The following table shows the number of outstanding stock options, both vested and unvested, the number of unvested shares of RSUs, and the number of PSUs, both earned but unvested and unearned, held by the NEOs at the end of the 2020 fiscal year:

	Option Awards					Stock Awards			
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Johnson	49,000	—	—	30.92	03/21/2022	—	—	—	—
	47,000	—	—	34.24	03/28/2023	—	—	—	—
	37,000	—	—	45.08	03/26/2024	—	—	—	—
	55,000	—	—	56.35	12/01/2024	—	—	—	—
	207,900	—	—	62.11	03/25/2025	—	—	—	—
	139,380	—	—	63.79	03/23/2026	—	—	—	—
	141,207	—	—	72.83	03/22/2027	—	—	—	—
	60,728	30,365	—	44.78	03/28/2028	—	—	—	—
	23,276	46,553	—	58.94	03/27/2029	—	—	—	—
	—	238,746	—	21.60	03/25/2030	—	—	—	—
	—	—	—	—	—	20,360	892,175	—	—
	—	—	—	—	—	25,123	1,100,890	—	—
	—	—	—	—	—	55,556	2,434,464	—	—
	—	—	—	—	—	62,824	2,752,948	—	—
	—	—	—	—	—	—	—	15,853	694,678
	—	—	—	—	—	—	—	23,348	1,023,109
	—	—	—	—	—	—	—	27,216	1,192,605



	Option Awards					Stock Awards			
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Peters	44,000	—	—	30.92	03/21/2022	—	—	—	—
	42,000	—	—	34.24	03/28/2023	—	—	—	—
	34,000	—	—	45.08	03/26/2024	—	—	—	—
	32,000	—	—	62.11	03/25/2025	—	—	—	—
	28,510	—	—	63.79	03/23/2026	—	—	—	—
	32,093	—	—	72.83	03/22/2027	—	—	—	—
	13,495	6,748	—	44.78	03/28/2028	—	—	—	—
	4,849	9,699	—	58.94	03/27/2029	—	—	—	—
	—	49,739	—	21.60	03/25/2030	—	—	—	—
	—	—	—	—	—	4,242	185,884	—	—
	—	—	—	—	—	5,444	238,556	—	—
	—	—	—	—	—	5,583	244,647	—	—
	—	—	—	—	—	11,575	507,217	—	—
	—	—	—	—	—	15,421	675,749	—	—
	—	—	—	—	—	—	—	2,970	130,145
	—	—	—	—	—	—	—	4,083	178,917
	—	—	—	—	—	—	—	4,373	191,625
Talwar	18,166	—	—	67.07	09/23/2026	—	—	—	—
	19,256	—	—	72.83	03/22/2027	—	—	—	—
	8,097	4,049	—	44.78	03/28/2028	—	—	—	—
	4,849	9,699	—	58.94	03/27/2029	—	—	—	—
	—	49,739	—	21.60	03/25/2030	—	—	—	—
	—	—	—	—	—	3,350	146,797	—	—
	—	—	—	—	—	4,083	178,917	—	—
	—	—	—	—	—	4,242	185,884	—	—
	—	—	—	—	—	9,338	409,191	—	—
	—	—	—	—	—	11,575	507,217	—	—
	—	—	—	—	—	—	—	2,068	90,620
	—	—	—	—	—	—	—	3,046	133,476
	—	—	—	—	—	—	—	3,062	134,177
Martin	17,442	—	—	55.02	06/13/2026	—	—	—	—
	14,442	—	—	72.83	03/22/2027	—	—	—	—
	6,073	3,037	—	44.78	03/28/2028	—	—	—	—
	3,879	7,760	—	58.94	03/27/2029	—	—	—	—
	—	39,791	—	21.60	03/25/2030	—	—	—	—
	—	—	—	—	—	2,513	110,120	—	—
	—	—	—	—	—	2,722	119,278	—	—
	—	—	—	—	—	3,394	148,725	—	—
	—	—	—	—	—	7,282	319,097	—	—
	—	—	—	—	—	9,260	405,773	—	—
	—	—	—	—	—	14,344	628,554	—	—
	—	—	—	—	—	—	—	1,750	76,685
	—	—	—	—	—	—	—	2,042	89,480
	—	—	—	—	—	—	—	2,757	120,812

Executive Compensation

	Option Awards					Stock Awards			
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Gray	1,400	—	—	45.08	03/26/2024	—	—	—	—
	2,500	—	—	62.11	03/25/2025	—	—	—	—
	6,336	—	—	63.79	03/23/2026	—	—	—	—
	6,419	—	—	72.83	03/22/2027	—	—	—	—
	25,606	—	—	34.75	10/02/2027	—	—	—	—
	4,048	2,025	—	44.78	03/28/2028	—	—	—	—
	1,455	2,910	—	58.94	03/27/2029	—	—	—	—
	—	14,922	—	21.60	03/25/2030	—	—	—	—
	—	—	—	—	—	817	35,801	—	—
	—	—	—	—	—	1,273	55,783	—	—
	—	—	—	—	—	1,675	73,399	—	—
	—	—	—	—	—	3,473	152,187	—	—
	—	—	—	—	—	4,570	200,257	—	—
	—	—	—	—	—	—	—	613	26,862
	—	—	—	—	—	—	—	955	41,848
	—	—	—	—	—	—	—	2,482	108,761
Jacobs	8,000	—	—	34.24	03/28/2023	—	—	—	—
	12,667	—	—	45.08	03/26/2024	—	—	—	—
	13,600	—	—	56.35	12/01/2024	—	—	—	—
	21,000	—	—	62.11	03/25/2025	—	—	—	—
	28,510	—	—	63.79	03/23/2026	—	—	—	—
	32,093	—	—	72.83	03/22/2027	—	—	—	—
	20,243	—	—	44.78	03/28/2028	—	—	—	—
	14,548	—	—	58.94	03/27/2029	—	—	—	—
	24,869	—	—	21.60	03/25/2030	—	—	—	—

Notes to Table on Outstanding Equity Awards at Fiscal Year-End

[1] The **Vesting Schedules** for the options shown in columns (b) and (c) are as follows:

Name	Total Securities Underlying Unexercised Options (#)	Grant Date	Vesting Date for ⅓ of Total Grant	Vesting Date for ⅓ of Total Grant	Vesting Date for ⅓ of Total Grant
Johnson	49,000	03/21/2012	03/21/2013	03/21/2014	03/21/2015
	47,000	03/28/2013	03/28/2014	03/28/2015	03/28/2016
	37,000	03/26/2014	03/26/2015	03/26/2016	03/26/2017
	55,000	12/01/2014	12/01/2015	12/01/2016	12/01/2017
	207,900	03/25/2015	03/25/2016	03/25/2017	03/25/2018
	139,380	03/23/2016	03/23/2017	03/23/2018	03/23/2019
	141,207	03/22/2017	03/22/2018	03/22/2019	03/22/2020
	91,093	03/28/2018	03/28/2019	03/28/2020	03/28/2021
	69,829	03/27/2019	03/27/2020	03/27/2021	03/27/2022
	238,746	03/25/2020	03/25/2021	03/25/2022	03/25/2023
	1,076,155				



Name	Total Securities Underlying Unexercised Options (#)	Grant Date	Vesting Date for ⅓ of Total Grant	Vesting Date for ⅓ of Total Grant	Vesting Date for ⅓ of Total Grant
Peters	44,000	03/21/2012	03/21/2013	03/21/2014	03/21/2015
	42,000	03/28/2013	03/28/2014	03/28/2015	03/28/2016
	34,000	03/26/2014	03/26/2015	03/26/2016	03/26/2017
	32,000	03/25/2015	03/25/2016	03/25/2017	03/25/2018
	28,510	03/23/2016	03/23/2017	03/23/2018	03/23/2019
	32,093	03/22/2017	03/22/2018	03/22/2019	03/22/2020
	20,243	03/28/2018	03/28/2019	03/28/2020	03/28/2021
	14,548	03/27/2019	03/27/2020	03/27/2021	03/27/2022
	49,739	03/25/2020	03/25/2021	03/25/2022	03/25/2023
	297,133				
Talwar	18,166	09/23/2016	09/23/2017	09/23/2018	09/23/2019
	19,256	03/22/2017	03/22/2018	03/22/2019	03/22/2020
	12,146	03/28/2018	03/28/2019	03/28/2020	03/28/2021
	14,548	03/27/2019	03/27/2020	03/27/2021	03/27/2022
	49,739	03/25/2020	03/25/2021	03/25/2022	03/25/2023
	113,855				
Martin	17,442	06/13/2016	06/13/2017	06/13/2018	06/13/2019
	14,442	03/22/2017	03/22/2018	03/22/2019	03/22/2020
	9,110	03/28/2018	03/28/2019	03/28/2020	03/28/2021
	11,639	03/27/2019	03/27/2020	03/27/2021	03/27/2022
	39,791	03/25/2020	03/25/2021	03/25/2022	03/25/2023
	92,424				
Gray	1,400	03/26/2014	03/26/2015	03/26/2016	03/26/2017
	2,500	03/25/2015	03/25/2016	03/25/2017	03/25/2018
	6,336	03/23/2016	03/23/2017	03/23/2018	03/23/2019
	6,419	03/22/2017	03/22/2018	03/22/2019	03/22/2020
	25,606	10/02/2017	10/02/2018	10/02/2019	10/02/2020
	6,073	03/28/2018	03/28/2019	03/28/2020	03/28/2021
	4,365	03/27/2019	03/27/2020	03/27/2021	03/27/2022
	14,922	03/25/2020	03/25/2021	03/25/2022	03/25/2023
	67,621				
Jacobs	8,000	03/28/2013	03/28/2014	03/28/2015	03/28/2016
	12,667	03/26/2014	03/26/2015	03/26/2016	03/26/2017
	13,600	12/01/2014	12/01/2015	12/01/2016	12/01/2017
	21,000	03/25/2015	03/25/2016	03/25/2017	03/25/2018
	28,510	03/23/2016	03/23/2017	03/23/2018	03/23/2019
	32,093	03/22/2017	03/22/2018	03/22/2019	03/22/2020
	20,243	03/28/2018	03/28/2019	03/28/2020	03/28/2021
	14,548	03/27/2019	03/27/2020	03/27/2021	*
	24,869	03/25/2020	03/25/2021	*	*
	175,530				

* Unvested portion of stock option grant cancelled upon termination of employment.

(2) The vesting dates for the RSU awards shown in column (g) and the PSU awards shown in column (i) are set forth in the table below. The PSU awards shown in column (i) consist of (a) PSUs granted in 2018 for the 2018-20 performance period under the AFG; (b) PSUs granted in 2019 that were not earned following the end of the 2020 fiscal year because threshold performance for the 2019-20 performance measurement period was not achieved (and therefore were subsequently forfeited); and (c) PSUs granted in 2020 that will be earned only if the threshold performance goals for the 2020-21 performance measurement period are achieved (and, if earned, will vest in 2023).

Name	Grant Date	Type of Award	RSUs/PSUs (#)	Vesting Date
Johnson	03/28/2018	RSU	25,123	03/28/2021
	03/28/2018	PSU	62,824	03/28/2021
	04/12/2018	PSU	27,216	03/24/2021
	03/27/2019	RSU	20,360	03/27/2022
	03/27/2019	PSU	15,853	03/27/2022[A]
	03/25/2020	RSU	55,556	03/25/2023
	11/17/2020	PSU	23,348	03/25/2023[B]
Peters	03/28/2018	RSU	5,583	03/28/2021
	03/28/2018	PSU	15,421	03/28/2021
	04/12/2018	RSU	5,444	03/24/2021
	04/12/2018	PSU	4,083	03/24/2021
	03/27/2019	RSU	4,242	03/27/2022
	03/27/2019	PSU	2,970	03/27/2022[A]
	03/25/2020	RSU	11,575	03/25/2023
	11/17/2020	PSU	4,373	03/25/2023[B]
Talwar	03/28/2018	RSU	3,350	03/28/2021
	03/28/2018	PSU	9,338	03/28/2021
	04/12/2018	RSU	4,083	03/24/2021
	04/12/2018	PSU	3,062	03/24/2021
	03/27/2019	RSU	4,242	03/27/2022
	03/27/2019	PSU	2,068	03/27/2022[A]
	03/25/2020	RSU	11,575	03/25/2023
	11/17/2020	PSU	3,046	03/25/2023[B]
Martin	09/28/2017	RSU	14,344	09/28/2021
	03/28/2018	RSU	2,513	03/28/2021
	03/28/2018	PSU	7,282	03/28/2021
	04/12/2018	RSU	2,722	03/24/2021
	04/12/2018	PSU	2,042	03/24/2021
	03/27/2019	RSU	3,394	03/27/2022
	03/27/2019	PSU	1,750	03/27/2022[A]
	03/25/2020	RSU	9,260	03/25/2023
	11/17/2020	PSU	2,757	03/25/2023[B]
Gray	03/28/2018	RSU	1,675	03/28/2021
	03/28/2018	PSU	4,570	03/28/2021
	04/12/2018	RSU	817	03/24/2021
	04/12/2018	PSU	613	03/24/2021
	03/27/2019	RSU	1,273	03/27/2022
	03/27/2019	PSU	955	03/27/2022[A]
	03/25/2020	RSU	3,473	03/25/2023
	11/17/2020	PSU	2,482	03/25/2023[B]

[A] Forfeited on March 24, 2021, upon the threshold performance for the 2019-20 performance measurement period not being achieved.

[B] Will be earned only if the threshold performance goals for the 2020-21 performance measurement period are achieved.



⁽³⁾ Values in columns (h) and (j) calculated by multiplying the number of unvested RSUs and PSUs, as applicable, by the closing price of $43.82 on January 29, 2021, which was the last business day of the 2020 fiscal year. The values shown in column (j) for the PSUs are based on:

- the number of PSUs earned for the 2018-19 performance period under the LTIP, which will vest in March 2021;
- the number of PSUs at threshold performance for the 2018-20 performance period under the AFG, which, if earned, will vest in March 2021;
- the number of PSUs at threshold performance for the 2019-20 performance period under the LTIP (which were subsequently forfeited following the end of the 2020 fiscal year because threshold performance for the 2019-20 performance measurement period was not achieved); and
- the number of PSUs that may be earned at threshold performance for the 2020-21 long-term performance period under the LTIP, which, if earned, will vest in March 2023.

Option Exercises and Stock Vested

The following table provides information on the stock options exercised by the NEOs during 2020 and RSU awards that vested during the year:

	Options Awards		Stock Awards	
(a)	(b)	(c)	(d)	(e)
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Johnson	80,000	1,731,044	—	—
Peters	40,000	810,512	9,406	171,377
Martin	—	—	14,343	464,570
Jacobs	—	—	21,858	520,564

Pension Benefits

The table below provides the present value of the accumulated benefit payable to each of the NEOs and the years of service credited to each of them under the Retirement Plan, the Excess Cash Balance Plan, and the SERP determined using interest rate and mortality rate assumptions consistent with those used in our 2020 financial statements. With regard to Mr. Jacobs, the SERP amount reflects his account balance on August 31, 2020 with no interest or pay credit for 2020.

(a)	(b)	(c)	(d)	(e)
		Number of Years Credited Service	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
Name	Plan Name	(#)[1]	($)[1]	($)
Johnson	Retirement Plan	22	266,019	—
	Excess Cash Balance Plan	22	1,136,828	
	SERP	18	3,326,595	
			4,729,442	
Peters	Retirement Plan	22	299,185	—
	Excess Cash Balance Plan	22	574,683	
	SERP	19	1,885,039	
			2,758,907	
Talwar	Retirement Plan	3	18,657	—
	Excess Cash Balance Plan	3	35,297	
	SERP	5	322,393	
			376,347	
Martin	Retirement Plan	3	18,701	—
	Excess Cash Balance Plan	3	20,645	
	SERP	5	270,117	
			309,463	
Gray	Retirement Plan	2[2]	47,738	—
	Excess Cash Balance Plan	2[2]	36,054	
	SERP	—	—	
			83,792	
Jacobs	Retirement Plan	21	—	206,320
	Excess Cash Balance Plan	21	493,289	
	SERP	11	1,380,016	
			1,873,305	**206,320**

Notes to Pension Benefits Table

[1] In general, the present value of accumulated benefits was determined using the same measurement date (January 30, 2021) and assumptions used for financial reporting purposes. The following key assumptions were used in calculating the values in the table above:

- ASC 715 discount rate of 2.5% for the Retirement Plan and ASC 715 discount rate of 1.8% for the Excess Cash Balance Plan and the SERP;
- Retirement age is assumed to be 65 for the Retirement Plan and the Excess Cash Balance Plan; for the SERP, retirement age is assumed to be when age plus years of service equals 65 for participants in the plan on May 26, 2011 and, for participants in the SERP after such date, when the participant reaches age 55 with 10 years of service;
- Form of payment for the Retirement Plan and the Excess Cash Balance Plan is a lump sum and form of payment for the SERP is 12 quarterly installments; and
- Mr. Jacobs's SERP amount reflects no credited service for fiscal year 2020.

[2] While Mr. Gray has participated in the Retirement Plan and the Excess Cash Balance Plan for 2 years, his crediting rate was based on his 18 years of service in accordance with the plan.

The years of service for the SERP reflect the number of years that the NEO has been approved by the Compensation Committee as a participant in that plan.

Defined Benefit Retirement Plans

Foot Locker Retirement Plan

The Retirement Plan is a defined benefit plan with a cash balance formula wherein each participant has an account, for record keeping purposes only, which covers eligible team members of the Company and substantially all of its U.S. subsidiaries who were at least 21 years old with one year of service before the Retirement Plan was frozen on December 31, 2019. The Retirement Plan takes into account only base salary and Annual Incentive Plan awards in determining pension benefits. Therefore, long-term incentives, stock options, and stock awards have no effect on the calculation of benefits or payments under this plan.

Plan participants become fully vested in their benefits under this plan generally upon completion of three years of service or upon reaching normal retirement age (age 65) while actively employed.

The Retirement Plan was frozen as of December 31, 2019, for new participants (including rehires), and for benefit accruals for participants with fewer than 11 years of benefit service.

Participants with 11 or more years of benefit service as of December 31, 2019 will continue to earn credits annually for a three-year transition period ending December 31, 2022 under the cash balance formula based upon a percentage of the participant's W-2 Compensation, as defined in the Retirement Plan. After this three-year transition period, compensation credits will no longer accrue. This percentage is determined based on the participant's years of service with the Company as of the beginning of each calendar year. The following table shows the percentages of employees' compensation used to determine credits for each of the years of service indicated:

Years of Service	All W-2 Compensation (%)	+	W-2 Compensation Over $22,000 (%)
< 6	1.10		0.55
6–10	1.50		0.75
11–15	2.00		1.00
16–20	2.70		1.35
21–25	3.70		1.85
26–30	4.90		2.45
31–35	6.60		3.30
> 35	8.90		4.45

In addition, all existing balances in participants' accounts as of December 31, 2019 earn interest at the fixed rate of 6%, which is credited annually.

At retirement or other termination of employment, an amount equal to the vested balance then credited to the account under the Retirement Plan is payable to the participant in the form of a qualified joint and survivor annuity (available to married participants) or a life annuity. The participant may elect, upon retirement, to waive the annuity form of benefit and receive benefits under the plan in an optional annuity form or an immediate or deferred lump sum, or, upon other termination of employment, in a lump sum. Additional optional forms of payment are available to participants who were participating in the Retirement Plan as of December 31, 1995.

All U.S.-based team members and expatriate U.S. team members who met the eligibility requirements prior to the plan being frozen on December 31, 2019, including the NEOs, are participants in the Retirement Plan.

Foot Locker Excess Cash Balance Plan

The Internal Revenue Code ("IRC") limits annual retirement benefits that may be paid to, and the compensation that may be taken into account in calculating benefits for, any person under a qualified retirement plan, such as the Retirement Plan. Accordingly, for any person covered by the Retirement Plan whose annual retirement benefit, calculated in accordance with the terms of the Retirement Plan, exceeds the limitations of the IRC, the Company has adopted the Excess Plan. The Excess Plan is an unfunded, non-qualified benefit plan, under which the individual is paid the difference between the IRC limitations and the retirement benefit to which they would otherwise be entitled under the Retirement Plan. The Excess Cash Balance Plan takes into account only base salary and Annual Incentive Plan awards in determining pension benefits. Therefore, long-term incentives, stock options, and stock awards have no effect on the calculation of benefits or payments under this plan.

The Excess Cash Balance Plan was frozen as of December 31, 2019 for new participants (including rehires), and for benefit accruals for participants with fewer than 11 years of benefit service.

Participants with 11 or more years of benefit service as of December 31, 2019 will continue to earn credits annually for a three-year transition period ending December 31, 2022 under the cash balance formula based upon a percentage of the participant's W-2 Compensation, as defined in the Retirement Plan. After this three-year transition period, compensation credits will no longer accrue. This percentage is determined based on the participant's years of service with the Company as of the beginning of each calendar year. The table above shows the percentages used to determine credits for each of the years of service in the Excess Cash Balance Plan.

Early Retirement Eligibility

The Retirement Plan provides for a reduced benefit payment to a participant who retires after reaching early retirement age but prior to normal retirement age. Early retirement age is defined under the Retirement Plan and the Excess Plan as age 55 with at least 5 years of vesting service. Mr. Johnson and Ms. Peters are the only NEOs currently eligible for early retirement under these plans.

Foot Locker Supplemental Executive Retirement Plan

The Company maintains a SERP for certain senior officers of the Company and other key employees who met the eligibility requirements prior to the plan being frozen for new participants (including rehires) after December 31, 2018. The SERP is an unfunded and non-qualified benefit plan that provides for payment by the Company of supplemental retirement, death, and disability benefits. The NEOs (except Mr. Gray) and five other current executives participate in the SERP.

If a participant's employment terminates due to death or disability, the participant (or the participant's estate) would be entitled to payment of the participant's SERP balance. A participant's SERP benefit is paid in 12 quarterly installments following retirement, with the first two quarters payable no earlier than six months following retirement. Upon death or disability, a participant's SERP benefit is paid in a lump sum. For participants in the plan prior to February 2, 2014, the SERP provides for the continuation of medical and dental insurance benefits if an executive meets the applicable age and service requirements when the participant's employment terminates. The benefits would be substantially the same as those benefits to which senior executives are entitled under the Company's medical and dental plans for active team members. The terminated executive would be required to pay the insurance premium applicable to actively employed senior executives, including any increases in the premiums, and the Company would pay the difference between the actual premium rate and the active team member rate.

Participants in the SERP prior to May 26, 2011, including Mr. Johnson and Ms. Peters, are eligible to receive a benefit only if their age plus years of service at retirement equals at least 65. For persons who became participants in the SERP on or after this date, including Messrs. Talwar and Martin, they are eligible to receive a benefit only if they are at least age 55 at retirement with 10 years of service. The SERP was frozen for new participants (including rehires) after December 31, 2018, and for new benefit awards for plan years after December 31, 2022 (however, interest credit shall continue to accrue). Under the terms of the SERP, executives are vested in their account balances based upon a combination of age and service. As of the end of 2020, of the NEOs, only Mr. Johnson and Ms. Peters were vested in the SERP. Mr. Jacobs was vested at the time of the termination of his employment.

The Compensation Committee sets an annual targeted incentive award under the SERP for each participant consisting of a percentage of salary and Annual Incentive Plan awards (if paid) based on the Company's performance against the target; therefore, long-term incentives, stock options, and stock awards have no effect on the calculation of benefits or payments under this plan. Achievement of the target causes an 8% credit to a participant's account for that year. The applicable percentage for the year increases or decreases proportionately to the percentage of the Company's performance in relation to the target, but may not be less than 4% or more than 12% in any year. Participants' accounts accrue simple interest at the rate of 6% annually. Based upon the Company's performance in 2020, a credit of 10.7% of each participant's respective 2020 base salary was made to the SERP. As of the end of 2020, the account balances of the NEOs ranged from $255,294 for Mr. Martin to $3,408,801 for Mr. Johnson.



401(k) Plan

The Company has a 401(k) Plan that is available to team members whose primary place of employment is in the United States, as well as to expatriate U.S. team members. Eligible team members may contribute to the 401(k) Plan following 28 days of employment and are eligible for Company matching contributions upon completion of one year of service consisting of at least 1,000 hours. All of the NEOs participate in the 401(k) Plan. As of January 1, 2020, the 401(k) Plan allows eligible team members to contribute up to 40% of their compensation on a pre-tax basis, subject to a maximum of $19,500. Prior to January 1, 2020, the Company matched 25% of employees' pre-tax contributions on up to the first 4% of the employees' compensation (subject to certain limitations). Beginning January 1, 2020, the Company matches 100% of employees' pre-tax contributions on up to the first 1% of the employees' compensation (subject to certain IRC limitations), and 50% of the next 5%, subject to a maximum match of 3.5% if the participant contributes at least 6% to the plan. The matching contribution is made in cash. Prior to January 1, 2020, such matching contributions vested incrementally over the first five years of participation. Effective January 1, 2020, matching contributions vest over two years. See Note 6 to the **Summary Compensation Table** beginning on page 63 for the amount of the Company match for each of the NEOs.

Nonqualified Deferred Compensation

The table below provides the amount of contributions and earnings during the last fiscal year to each of the NEOs under the Excess Savings Plan, as well as aggregate withdrawals and distributions and aggregate year-end balances.

(a) Name	(b) Executive Contributions During Last Fiscal Year ($)	(c) Registrant Contributions During Last Fiscal Year ($)[1]	(d) Aggregate Earnings During Last Fiscal Year ($)[2]	(e) Aggregate Withdrawals/ Distributions ($)	(f) Aggregate Balance at Last Fiscal Year End ($)
Talwar	—	11,258	15	—	11,273
Martin	—	15,884	21	—	15,905

Notes to Nonqualified Deferred Compensation Table

[1] All of the amounts shown in this column (c) are reported as compensation for the officers in fiscal year 2020 in the "All Other Compensation" column of the Summary Compensation Table.

[2] The amounts show in this column (d) are not reported in the Summary Compensation Table because the earnings are not preferential.

Foot Locker Excess Savings Plan

Participants in our 401(k) Plan for whom contributions are limited by Section 401(a)(17) of the IRC participate in the Excess Savings Plan, which is an unfunded, non-qualified benefit plan. See Note 6 to the **Summary Compensation Table** beginning on page 63 for the amount of the Company contribution for each of the NEOs. The Excess Savings Plan does not permit employees to elect to defer any compensation, but instead solely provides for the crediting of Company matching contributions. In fiscal year 2020, we made a matching contribution to each participant's bookkeeping account under the Excess Savings Plan at the same rate of contribution as our 401(k) Plan. Company matching contributions vest to the same extent that the participant's employer matching contributions vest under the 401(k) Plan. Each participant's account is credited with simple interest per annum at a rate of 120% of the annually compounded long-term applicable federal rate as reported as of December of the prior year. Following a termination of employment, distributions of a participant's vested account balance will be made in a lump sum on the first payroll date of the month that occurs thirty days after the termination date (or such later date as may be required by Section 409A of the IRC, or in the event of death, no later than December 31 of the year following the year in which the participant's death occurs).

Potential Payments Upon Termination or Change in Control

The NEOs' employment agreements and certain of the plans and programs that the NEOs participate in require the Company to pay compensation to the NEOs if their employment terminates under certain circumstances. Estimates of the compensation, benefits, and vesting of equity grants that may be payable to the NEOs upon termination of employment or change in control, including amounts already vested, are included in the tables below. Except for Mr. Jacobs, the information in the tables assumes a termination date of January 30, 2021, using the closing stock price on January 29, 2021 of $43.82 per share. For Mr. Jacobs, the information in the tables reflect his termination date of August 31, 2020, using the closing stock price of $30.33 per share, and reports actual amounts.

Termination Event	Severance ($)	Time-Based RSUs, PSUs, and Options ($)	SERP ($)[1]	Excess Cash Balance Plan ($)[2]	Excess Saving Plan ($)[3]	Health Benefits ($)[4]	Life Insurance ($)[5]
Johnson							
By Company w/o Cause	6,154,900[6]	14,874,413[7]	284,067	1,050,097	—	730,031	—
By Executive For Good Reason	6,154,900[6]	14,874,413[7]	284,067	1,050,097	—	730,031	—
Resignation	—	—	284,067	1,050,097	—	730,031	—
Change in Control[8]	6,907,000[9]	19,301,942[10]	284,067	1,050,097	—	730,031	—
Disability	—	15,765,318[11]	3,408,801	1,050,097	—	730,031	—
Death	—	15,765,318[11]	3,408,801	1,050,097	—	—	1,150,000
Retirement	—	8,851,968[12]	284,067	1,050,097	—	730,031	—
Cause	—	—	—	1,050,097	—	—	—
Peters							
By Company w/o Cause	1,050,000[13]	—	160,969	462,230	—	915,721	—
By Executive for Good Reason	1,050,000[13]	368,385[14]	160,969	462,230	—	915,721	—
Resignation	—	—	160,969	462,230	—	915,721	—
Change in Control[8]	2,450,000[9]	4,056,083[10]	160,969	462,230	—	915,721	—
Disability	—	3,319,268[11]	1,931,622	462,230	—	915,721	—
Death	—	3,319,268[11]	1,931,622	462,230	—	—	700,000
Retirement	—	2,144,717[12]	160,969	462,230	—	915,721	—
Cause	—	—	—	462,230	—	—	—
Talwar							
By Company w/o Cause	975,000[13]	—	—	18,823	11,258	—	—
By Executive for Good Reason	975,000[13]	368,385[14]	—	18,823	11,258	—	—
Resignation	—	—	—	18,823	11,258	—	—
Change in Control[8]	2,275,000[9]	3,336,778[10]	—	18,823	11,258	—	—
Disability	—	2,559,963[11]	304,701	18,823	11,258	—	—
Death	—	2,559,963[11]	304,701	18,823	11,258	—	650,000
Retirement	—	1,612,348[12]	—	18,823	11,258	—	
Cause	—	—	—	18,823	11,258	—	—
Martin							
By Company w/o Cause	900,000[13]	—	—	13,073	15,884	—	—
By Executive for Good Reason	900,000[13]	294,704[11]	—	13,073	15,884	—	—
Resignation	—	—	—	13,073	15,884	—	—
Change in Control[8]	2,100,000[9]	2,586,519[10]	—	13,073	15,884	—	—
Disability	—	1,997,067[11]	255,294	13,073	15,884	—	—
Death	—	1,997,067[11]	255,294	13,073	15,884	—	600,000
Retirement	—	1,279,997[12]	—	13,073	15,884	—	—
Cause	—	—	—	13,073	15,884	—	—

Termination Event	Severance ($)	Time-Based RSUs, PSUs, and Options ($)	SERP ($)[1]	Excess Cash Balance Plan ($)[2]	Excess Saving Plan ($)[3]	Health Benefits ($)[4]	Life Insurance ($)[5]
Gray							
By Company w/o Cause	900,000[13]	—	—	15,085	—	—	—
By Executive for Good Reason	900,000[13]	110,522[14]	—	15,085	—	—	—
Resignation	—	—	—	15,085	—	—	—
Change in Control[8]	2,100,000[9]	1,173,809[10]	—	15,085	—	—	—
Disability	—	952,765[11]	—	15,085	—	—	—
Death	—	952,765[11]	—	15,085	—	—	600,000
Retirement	—	709,432[12]	—	15,085	—	—	—
Cause	—	—	—	15,085	—	—	—
Jacobs[15]							
Actual Payments	1,780,000[16]	1,112,418[17]	1,414,119	494,769	—	1,292,471	—

[1] This amount is the total benefit payable under the SERP (other than health benefits reported in the "Health Benefits" column). Upon termination other than due to disability or death, the payments would be made quarterly over a three-year period with the first two quarterly payments made on the first day of the calendar quarter that occurs six months following the executive's termination date, and the remaining payments made quarterly during the remainder of the three-year period. Upon termination due to disability or death, payments would be made in a lump sum following the disability or death. Mr. Jacobs has begun receiving his severance benefits and payments under the SERP, and the amount reported in this column reflects the total actual amount that he is expected to receive under the SERP (other than health benefits reported in the "Health Benefits" column).

[2] Benefit payable as of January 30, 2021 in a lump sum under the Excess Cash Balance Plan six months following the NEO's termination date. No information is provided with respect to the benefit under the Retirement Plan because that plan is available generally to all salaried team members (except as described in **Foot Locker Retirement Plan** on page 75) and does not discriminate in terms of scope, terms, or operation in favor of the executive officers. With respect to Mr. Jacobs, payment owed under the Excess Cash Balance Plan has been completed and no further benefit is due to him under this program.

[3] Benefit payable as of January 30, 2021 in a lump sum under the Excess Savings Plan on the first payroll date of the month that occurs thirty days after the termination date (or such later date as may be required by Section 409A of the IRC), or in the event of death, no later than December 31 of the year following the year in which the participant's death occurs. No information is provided with respect to the benefit under the 401(k) Plan because that plan is available generally to all salaried team members and does not discriminate in terms of scope, terms, or operation in favor of the executive officers.

[4] The amount shown represents the actuarial present value of all future expected post-termination medical and dental insurance benefits under the SERP and the employment agreements. The benefits provided, and premiums (including any subsequent increases) required to be paid by the NEO, would be substantially the same for active team members. The benefit amount assumes the NEO does not qualify for disability benefits or other benefits under Medicare.

[5] Senior executive life insurance is payable following death in a lump sum to the NEO's beneficiary.

[6] This severance amount includes the following items provided for under Mr. Johnson's employment agreement:

Salary continuation for 24 months. Payment of the first twelve months of salary continuation would be made in a lump sum within 10 days following the six-month anniversary of termination, and the remaining payments would then be made on a monthly basis beginning on the twelve-month anniversary of termination ($2,300,000).

Annual Bonus for Year of Termination. For the fiscal year in which termination occurs, payment of the Annual Incentive Plan payouts that would have otherwise been earned if such termination had not occurred, prorated as of the Termination Date, to be paid at the same time as other annual bonuses for the fiscal year in which the termination occurs ($3,847,900).

Outplacement. The approximate cost of one year of outplacement services ($7,000).

[7] **Pro Rata Payment of any Unearned LTIP.** Pursuant to Mr. Johnson's employment agreement, with respect to any non-completed performance period during which termination occurs, payment of any LTIP awards that would have otherwise been earned if such termination had not occurred, as prorated through the termination date. The amount shown includes the sum of the value of the PSUs that the NEO would have been entitled to receive under the LTIP based on the prorated target level achievement of the performance goals for the 2020-21 performance measurement period (46,696 PSUs). The PSUs would become immediately vested and payable. The PSUs were valued at $43.82 per share.

Payment of any Earned and Unvested LTIP and AFG Awards and Vesting of Stock Options. Pursuant to Mr. Johnson's employment agreement, with respect to any completed performance period during which termination occurs, payment of any LTIP or AFG award that is earned and unvested as of the termination date. The amount shown includes the (A) LTIP based on the (i) prorated actual level achievement of the performance goals for the 2019-20 performance measurement period (0 PSUs), and (ii) actual level achievement of the performance goals for the 2018-19 performance measurement period (62,824 PSUs), (B) AFG based on the target level achievement of the performance goals for the 2018-20 performance measurement period (108,862 PSUs), and (C) intrinsic value on January 30, 2021 of 315,664 stock options that would vest.

[8] This covers termination by the Company without Cause or by the NEO for Good Reason during the two-year period following a Change in Control (each as defined in the NEO employment agreement). If the payments or benefits received by the NEO following a Change in Control are subject to the excise tax under Section 4999 of the IRC, then the Company would automatically reduce the NEO payments and benefits to an amount equal to $1 less than the amount that would subject the NEO to the excise tax, as long as the reduced amount would result in a greater benefit to the executive compared to the unreduced amount on a net after-tax basis.

[9] The severance amount equals two times the sum of the NEO annual salary plus Annual Incentive Plan payout at target under the Annual Incentive Plan or other annual incentive plan applicable to the NEO. With respect to Mr. Johnson, it also includes the approximate cost of one year of outplacement services ($7,000).

(10) The amount shown represents the sum of the (A) value of the time-based RSUs that would vest, (B) value of the PSUs that the NEO would have been entitled to receive under the LTIP based on the (i) prorated target level achievement of the performance goals for the 2020-21 performance measurement period, (ii) actual level achievement of the performance goals for the 2019-20 performance measurement period, and (iii) actual level achievement of the performance goals for the 2018-19 performance measurement period, (C) value of the PSUs that the NEO would have been entitled to receive under the AFG based on the target level achievement of the performance goals for the 2018-20 performance measurement period, and (D) intrinsic value on January 30, 2021 of the stock options that would vest. The RSUs would become immediately vested and payable. The time-based RSUs and PSUs were valued at $43.82 per share.

	Time-Based RSUs (#)	LTIP PSUs (#)	AFG PSUs (#)	Stock Options (#)
Johnson	101,039	109,520	108,862	315,664
Peters	26,844	24,167	16,330	66,186
Talwar	23,250	15,429	12,247	63,487
Martin	17,889	12,795	8,165	50,588
Gray	7,238	9,533	2,450	19,857

(11) The amount shown represents the sum of the (A) value of the time-based RSUs, some or all of which may be accelerated by the Compensation Committee, (B) value of the PSUs that the executive would have been entitled to receive under the LTIP based on the (i) target level achievement of the performance goals for the 2020-21 performance period, prorated to the termination date, (ii) actual level achievement of the performance goals for the 2019-20 performance measurement period, and (iii) actual level achievement of the performance goals for the 2018-19 performance measurement period, (C) value of the PSUs that the executive would have been entitled to receive under the AFG based on the target level achievement of the performance goals for the 2018-20 performance period, and (D) intrinsic value on January 30, 2021 of the stock options that would vest. The PSUs would be paid out at the same time as the payouts are made to the other participants in the plan for this performance period in 2022. The time-based RSUs and PSUs were valued at $43.82 per share. The actual value of the time-based RSUs to the executive would depend upon the Company's stock price on the payout date in 2023.

	Time-Based RSUs (#)	LTIP PSUs (#)	AFG PSUs (#)	Stock Options (#)
Johnson	101,039	109,520	108,862	133,223
Peters	26,844	24,167	16,330	28,176
Talwar	23,250	15,429	12,247	25,477
Martin	17,889	12,795	8,165	20,180
Gray	7,238	9,533	2,450	8,454

(12) The amount shown represents the sum of the (A) value of the time-based RSUs, some or all of which may be accelerated by the Compensation Committee, prorated based on days employed between the grant date and termination date, (B) value of the PSUs that the executive would have been entitled to receive under the LTIP based on the (i) target level achievement of the performance goals for the 2020-21 performance period, prorated to the termination date, (ii) actual level achievement of the performance goals for the 2019-20 performance measurement period, and (iii) actual level achievement of the performance goals for the 2018-19 performance measurement period, and (C) intrinsic value on January 30, 2021 of the stock options that would vest. The RSUs would be paid out at the same time as the payouts are made to the other participants in the plan in 2023. The PSUs were valued at $43.82 per share. The actual value of the PSUs to the executive would depend upon the Company's stock price on the payout date in 2023.

	Time-Based RSUs (#)	LTIP PSUs (#)	Stock Options (#)
Johnson	52,134	109,520	133,223
Peters	16,370	24,167	28,176
Talwar	12,959	15,429	25,477
Martin	9,690	12,795	20,180
Gray	4,135	9,533	8,454

(13) The severance amount equals one-and-a-half times the executive's annual salary, payable in lump sum within 10 days of the six-month anniversary of the termination date.

(14) The amount shown represents the intrinsic value on January 30, 2021 of the stock options that would vest.

	Stock Options (#)
Peters	28,176
Talwar	25,477
Martin	20,180
Gray	8,454



(15) Mr. Jacobs ceased to serve as Executive Vice President and Chief Executive Officer—North America effective July 22, 2020, and departed from the Company effective August 31, 2020, at which time his employment agreement terminated. The Compensation Committee determined that Mr. Jacobs's departure constituted a termination without cause under the terms of his employment agreement and the Company benefit plans, and accordingly, certain amounts were required to be paid to Mr. Jacobs under his employment agreement and the Company benefit plans.

(16) This severance amount consists of the following items provided for under Mr. Jacobs's separation agreement, which reflect required payments owed under Mr. Jacobs's employment agreement on a termination without cause, which the Compensation Committee determined was appropriate based on the circumstances of Mr. Jacobs's departure:

One-and-a-half times Mr. Jacobs's annual salary. Severance payment under Mr. Jacobs's employment agreement has been completed.

Non-Compete Payments. Mr. Jacobs has begun receiving a monthly payment, equal to 25% of his final base salary, to not compete for two years following the date of termination. This payment may be discontinued earlier than the scheduled two-year anniversary if either, (a) Mr. Jacobs engages in full-time employment that, in the Company's opinion, does not violate the non-competition provision of the applicable Employment Agreement, or (b) Mr. Jacobs is found to have violated the non-competition provision. The amount reported in this column reflects the maximum potential payment in respect of the non-compete.

Vacation Payout. During the pay period following his termination date, Mr. Jacobs was paid the dollar amount equivalent of his unused vacation accrued up until his termination date.

(17) In accordance with the treatment of Mr. Jacobs's departure as a termination without cause, the amount shown includes the sum of the (A) value of the accelerated time-based RSUs (10,100), (B) LTIP based on the actual level achievement of the performance goals for the 2018-19 performance measurement period (19,419 PSUs), and (C) intrinsic value on August 31, 2020 of 38,891 stock options that have vested. The time-based RSUs and PSUs were valued using the closing stock price on August 31, 2020 ($30.33 per share). Mr. Jacobs forfeited all of his unvested RSUs on his termination date.

CEO Pay Ratio

The following information is a reasonable good faith estimate calculated in a manner consistent with the SEC pay ratio rules and methods for disclosure. The SEC rules do not specify a single methodology for identification of the median team member or calculation of the CEO pay ratio, and other companies may use different assumptions, adjustments, exclusions, or estimates in calculating their CEO pay ratio. Accordingly, CEO pay ratio disclosures may involve a degree of imprecision and may be inconsistent in methodology among different companies. Therefore, the CEO pay ratio disclosed by other companies may not be comparable to the Company's CEO pay ratio as disclosed below. Using the methodology described below, our CEO pay ratio based on fiscal year 2020 compensation is approximately 1,304:1.

It is no longer appropriate for us to use the median team member we identified as of December 31, 2019 as the median team member because of a change in the original median team member's circumstances that we reasonably believe would result in a significant change in our pay ratio disclosure, so we have identified another team member whose compensation is substantially similar to the original median team member based on the compensation measure used to select the original median team member. We identified our median team member and calculated our CEO pay ratio as follows:

- We identified the median team member using our team member population (excluding team members in three countries, as further described below) as of the final day of our payroll year, December 31, 2020.

- We utilized a consistently applied compensation measure ("CACM") across our global team member population to calculate the median team member compensation. For our CACM, we used base salary derived from our payroll records. Our team members receive a base salary, calculated on an hourly, weekly, monthly, or annual basis. As a result, base salary provides an accurate depiction of earnings for the purpose of identifying our median team member. Because we do not offer short-term incentive awards or widely distribute equity or other long-term incentive awards to our team members, such awards were excluded from our CACM. Given our workforce and the high turnover rates inherent in the retail industry, our methodology included annualizing the compensation for all permanent team members (full-time and part-time) who did not work a full calendar year to properly reflect their compensation levels. For non-salaried team members, references to "base salary" refer to the product of their hourly wage rate and the average weekly hours they worked. We did not perform any full-time equivalency adjustments or annualize the compensation for temporary or seasonal positions. We did not make any other assumptions, adjustments, exclusions, or estimates with respect to base salary. We also did not make any cost-of-living adjustments or use any statistical sampling.

- We excluded certain team members under the de minimis exception permitted under the SEC rules. In total, our workforce consisted of 52,635 global full-time, part-time, temporary, and seasonal team members located across 27 countries. As part of our methodology, and in compliance with the pay ratio rule, we excluded all team members in three countries, totaling 95 team members (less than 1% of our total workforce). Team members in the following countries were excluded: Hungary (16 team members), Greece (32 team members), and Poland (47 team members). As a result, our pay ratio includes 52,540 of our 52,635 team members.

- After identifying the median team member, we calculated this team member's total annual compensation in the same manner as the Chief Executive Officer's compensation, which is described in the **Summary Compensation Table** beginning on page 62.

We are a global retailer and approximately 70% of our team members are part-time team members. Our median team member is a part-time support specialist who worked an average of 13 hours per week in one of our call centers in Oshkosh, Wisconsin, and whose annual compensation was $9,161 in fiscal year 2020. Our Chief Executive Officer's compensation during the same time period was $11,950,057, including $8,737 for a health care benefit under a plan that is available generally to all salaried team members, which is not required to be reported as compensation for our Chief Executive Officer in the **Summary Compensation Table**, beginning on page 62, under the SEC rules.



Proposal 3: Ratification of the Appointment of Our Independent Registered Public Accounting Firm

The Audit Committee is responsible for the appointment, compensation, retention, and oversight of the independent registered public accounting firm retained to audit the Company's financial statements. The Audit Committee conducts an annual evaluation of the independent registered public accounting firm's qualifications, performance, and independence. The Audit Committee exercises sole authority to approve all audit engagement fees.

The Audit Committee ensures the regular rotation of the lead audit partner, as required by law. The Audit Committee is also involved in reviewing, evaluating, and selecting the new lead audit partner, based on their qualifications, when the previous lead audit partner is required to rotate off the audit engagement. In evaluating and selecting a lead audit partner, the Audit Committee provides selection criteria to KPMG LLP to which KPMG LLP responds with a roster of qualified candidates. Two members of the Audit Committee, along with the Committee Chair and the Lead Independent Director, interview the candidates. The Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer also interview the candidates. The Committee Chair and proposed lead audit partner meet in executive session. The Committee Chair then recommends his selection to the full Audit Committee for its consideration and approval.

The Audit Committee has appointed KPMG LLP as our independent registered public accounting firm for the 2021 fiscal year. We are asking shareholders at this meeting to ratify this appointment of KPMG LLP for 2021. KPMG LLP has served as our independent registered public accounting firm since 1995. The Audit Committee and the Board believe that the continued retention of KPMG LLP to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its shareholders. Although ratification is not required by our By-Laws or otherwise, the Board is submitting the appointment of KPMG LLP to our shareholders for ratification because we value our shareholders' views regarding this appointment and because we view it as a good corporate governance practice. In the event that shareholders fail to ratify this appointment, it will be considered a recommendation to the Board and the Audit Committee to consider selecting a different firm. Even if the appointment is ratified, the Audit Committee may in its discretion select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

Representatives of KPMG LLP will be present at the 2021 Annual Meeting and will have an opportunity to make a statement and respond to appropriate questions.

 **The Board recommends a vote FOR Proposal 3.**

Audit and Non-Audit Fees

The following table shows the fees we paid to KPMG LLP for the audit of the Company's annual financial statements for 2019 and 2020, as well as the fees billed for other services KPMG LLP provided during these two fiscal years:

Category	2019 ($)	2020 ($)
Audit Fees[1]	4,776,000	4,056,000
Audit-Related Fees[2]	844,000	324,000
Tax Fees[3]	273,000	304,000
Total	5,893,000	4,684,000

Notes to Audit and Non-Audit Fees Table

[1]   Audit fees consisted of professional services provided in connection with the audit of our annual financial statements, reviews of financial statements included in our Quarterly Reports on Form 10-Q, as well as work generally only the independent auditor can reasonably be expected to provide, such as statutory audits.

[2]   Audit-related fees consisted principally of audits of financial statements of certain employee benefit plans and the Foot Locker Foundation as well as due diligence related to certain investments.

[3]   Tax fees consisted principally of assistance with matters related to tax compliance.

Audit Committee Preapproval Policies and Procedures

The Audit Committee has a policy that all audit and non-audit services to be provided by our independent accountants, including services for our subsidiaries and affiliates, are to be approved in advance by the Audit Committee, regardless of the estimated cost for providing such services. Between meetings of the Audit Committee, the Audit Committee has delegated this authority to the Audit Committee Chair. In practice, these fees are normally approved by the Audit Committee Chair and reviewed with the Audit Committee at a subsequent meeting. Management reviews with the Audit Committee at regularly scheduled meetings the total amount and nature of the audit and non-audit services provided by the independent accountants, including services for our subsidiaries and affiliates, since the Audit Committee's last meeting.



Audit Committee Report

In accordance with the charter adopted by the Board, the Audit Committee assists the Board in fulfilling its oversight responsibilities of the Company's accounting policies and practices, as well as financial reporting. The Audit Committee is responsible for the appointment, compensation, and oversight of the independent registered public accounting firm. The Company's management is responsible for preparing our financial statements and establishing and maintaining adequate internal control over financial reporting.

The Audit Committee consists of five independent directors named below, as independence is defined under the NYSE rules. All of the Audit Committee members meet the expertise requirements under the NYSE rules.

The Audit Committee held nine meetings in 2020. At its meetings during 2020, the Audit Committee discussed with management, the Company's independent registered public accounting firm (KPMG LLP), and the Company's internal auditors the assessment of the Company's internal control over financial reporting. The Audit Committee also discussed with KPMG LLP its attestation report and opinion on the Company's internal control over financial reporting contained in the 2020 Annual Report on Form 10-K. The Audit Committee regularly meets privately with KPMG LLP, the internal auditors, and the Vice President of Internal Controls during the year.

The Audit Committee reviewed and discussed with management and KPMG LLP the audited financial statements for the 2020 fiscal year, which ended January 30, 2021. The Audit Committee also discussed with KPMG LLP the matters required to be discussed by applicable Public Company Accounting Oversight Board (the "PCAOB") and SEC standards. The Audit Committee, both with and without management present, discussed and reviewed the results of KPMG LLP's examination of the financial statements and the overall quality of the Company's financial reporting.

The Audit Committee engages in an annual evaluation of the independent registered public accounting firm's qualifications. In evaluating and selecting the Company's independent registered public accounting firm, the Audit Committee considered, among other things:

- historical and recent performance of the current independent audit firm;
- an analysis of known significant legal or regulatory proceedings related to the firm;
- external data on audit quality and performance, including PCAOB reports;
- industry experience;
- audit fee revenues;
- firm capabilities and audit approach; and
- the independence, tenure, and partner rotation of the audit firm.

The Audit Committee also considers the advisability and potential impact of selecting a different independent registered public accounting firm. The Audit Committee obtained from KPMG LLP the written disclosures and the letter required by applicable PCAOB requirements regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with KPMG LLP its independence and any relationships that may affect its objectivity. The Audit Committee also considered whether the non-audit services provided by KPMG LLP to the Company are compatible with maintaining KPMG LLP's independence. The Audit Committee has satisfied itself that KPMG LLP is independent.

As a result of this evaluation, the Audit Committee approved the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending January 29, 2022, subject to shareholder ratification.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the 2020 Annual Report on Form 10-K.

Members of the Audit Committee



Guillermo G. **Marmol** — Chair

Matthew M. **McKenna** — Member

Darlene **Nicosia** — Member

Ulice **Payne, Jr.** — Member

Dona D. **Young** — Member

Beneficial Ownership of the Company's Stock

Directors and Executive Officers

The table below shows the number of shares of Common Stock reported to us as beneficially owned by each of our directors and NEOs as of March 22, 2021, and by all directors, NEOs, and other executive officers as a group as of that date, including shares of Common Stock that they have a right to acquire within 60 days after March 22, 2021 by the exercise of stock options.

Mr. Johnson beneficially owned 1.3% of the total number of outstanding shares of Common Stock as of March 22, 2021. No other director or NEO beneficially owned 1% or more of the total number of outstanding shares as of March 22, 2021. Each person has sole voting and investment power for the number of shares shown, except as otherwise noted below:

Name	Common Stock Beneficially Owned Excluding Stock Options (#)[a]	Stock Options Exercisable Within 60 Days After 3/22/21 (#)	DSUs, RSUs, and PSUs (#)[b]	Total (#)
Clark	20,238	—	2,472	22,710
Feldman	72,586	—	32,472	105,058
Gray	1,002	56,218	11,808	69,028
Jacobs	68,471[c]	175,530	—	244,001
Johnson	259,234	893,714	163,863	1,316,811
Marmol	40,517	—	2,472	42,989
Martin	9,470	62,016	39,515	111,001
McKenna	18,483	—	2,472	20,955
Nicosia	2,357	—	2,472	4,829
Oakland	15,511	—	7,001	22,512
Payne	10,825	—	2,472	13,297
Peters	128,022	259,123	42,265	429,410
Talwar	3,083	75,845	32,588	111,516
Underhill	11,552	—	2,472	14,024
Walker	2,357	—	2,472	4,829
Young	47,043	—	74,266	121,309
All 23 directors and executive officers as a group, including the NEOs	815,209	1,807,316	511,524	3,134,049[d]

[a] This column includes shares held in the Company's 401(k) Plan.

[b] This column includes the (i) DSUs credited to the accounts of the directors who elected to defer all or part of their annual retainer fee, (ii) executives' unvested time-based RSUs, and (iii) earned but unvested PSUs. The DSUs, RSUs, and PSUs do not have current voting or investment power.

[c] This information is based on the last beneficial ownership report filed on behalf of Mr. Jacobs with the SEC on March 27, 2020, and also includes 10,100 time-based RSUs that were accelerated in connection with Mr. Jacobs's departure.

[d] This number represents approximately 3.0% of the shares of Common Stock outstanding at the close of business on March 22, 2021.



Persons Owning More Than Five-Percent of the Company's Common Stock

The table below provides information on shareholders who beneficially owned more than 5% of our Common Stock as of December 31, 2020 according to reports filed with the SEC. To the best of our knowledge, there are no other shareholders who beneficially own more than 5% of a class of the Company's voting securities.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (#)	Percent of Class (%)
Vesa Equity Investment S.à r.l., EP Investment S.à r.l., and Daniel Křetínský 39 Avenue John F. Kennedy L-1855 Luxembourg, Luxembourg	12,930,344[a]	12.4[a]
The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, Pennsylvania 19355	9,194,287[b]	8.82[b]
BlackRock, Inc. 55 East 52nd Street New York, New York 10055	8,748,526[c]	8.4[c]
FMR LLC 245 Summer Street Boston, Massachusetts 02210	7,679,686[d]	7.369[d]
Boston Partners One Beacon Street, 30th Floor Boston, Massachusetts 02108	5,294,765[e]	5.08[e]

[a] Reflects shares beneficially owned as of December 31, 2020 according to Amendment No. 2 to Schedule 13G filed with the SEC. As reported in this schedule, Vesa Equity Investment S.à r.l. is the record holder of the reported shares of Common Stock. The principal shareholder of Vesa Equity Investment S.à r.l. is EP Investment S.à r.l., the ultimate beneficial owner of which is Daniel Křetínský. Each of Mr. Křetínský and EP Investment S.à r.l. may be deemed to hold shared voting power with respect to 12,930,344 shares and shared dispositive power with respect to 12,930,344 shares, and to be an indirect beneficial owner of the shares owned by Vesa Equity Investment S.à r.l.

[b] Reflects shares beneficially owned as of December 31, 2020 according to Amendment No. 10 to Schedule 13G filed with the SEC. As reported in this schedule, The Vanguard Group, an investment adviser, holds shared voting power with respect to 70,723 shares, sole dispositive power with respect to 9,037,634 shares, and shared dispositive power with respect to 156,653 shares.

[c] Reflects shares beneficially owned as of December 31, 2020 according to Amendment No. 12 to Schedule 13G filed with the SEC. As reported in this schedule, BlackRock, Inc., a parent holding company, holds sole voting power with respect to 8,388,585 shares and sole dispositive power with respect to 8,748,526 shares.

[d] Reflects shares beneficially owned as of December 31, 2020 according to Schedule 13G filed with the SEC. Each of FIAM LLC, Fidelity Asset Management and Research Company, and Strategic Advisers LLC beneficially own shares. Abigail P. Johnson is a Director, the Chairman, and the Chief Executive Officer of FMR LLC. Neither FMR LLC nor Ms. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act ("Fidelity Funds") advised by Fidelity Management & Research Company ("FMR Co"), a wholly-owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees.

[e] Reflects shares beneficially owned as of December 31, 2020 according to Schedule 13G filed with the SEC. As reported in this schedule, Boston Partners, an investment adviser, holds sole voting power with respect to 4,079,628 shares, shared voting power with respect to 9,624 shares, and sole dispositive power with respect to 5,294,765 shares.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires that our directors, executive officers, and persons who own more than 10% of the Common Stock file reports of ownership and changes in ownership of the Company's Common Stock with the SEC. Based solely on our review of copies of such forms furnished to the Company and written representations that no other reports were required during the 2020 fiscal year, we believe that during the 2020 fiscal year, the persons subject to Section 16(a) reporting complied with all applicable SEC filing requirements, except that five Forms 4 disclosing RSU and options awards, PSUs earned for the 2018-19 long-term performance measurement periods, and ESPP purchases, as applicable, for each of Giovanna Cipriano, Senior Vice President and Chief Accounting Officer; Sheilagh M. Clarke, Senior Vice President, General Counsel and Secretary; Todd Greener, Senior Vice President–Global Supply Chain and Logistics; Elizabeth Norberg, Senior Vice President and Chief Human Resources Officer; and John A. Maurer, Vice President, Treasurer, were reported late on March 30, 2020, due to delays caused by technical difficulties as a result of the COVID-19 pandemic.



Deadlines and Procedures for Nominations and Shareholder Proposals

Proposals for Inclusion in Our 2022 Proxy Materials

Under SEC Rule 14a-8, if a shareholder would like us to include a proposal in our Proxy Statement and form of proxy for the 2022 Annual Meeting, our Secretary must receive the proposal at our corporate headquarters at 330 West 34th Street, New York, New York 10001 no later than December 10, 2021 in order to be considered for inclusion in the 2022 proxy statement.

Director Nominations for Inclusion in Our 2022 Proxy Materials (Proxy Access)

Under our proxy access by-law, a shareholder, or a group of up to 20 shareholders, owning at least 3% of the Company's outstanding Common Stock continuously for at least three years as of the date of the notice of nomination, may nominate and include in the Company's proxy materials director nominees constituting up to two individuals or 20% of the Board, whichever is greater (subject to certain limitations set forth in the By-Laws), provided that the shareholder(s) and nominee(s) satisfy the requirements specified in the By-Laws. Our Secretary must receive the notice of a proxy access nomination for the 2022 Annual Meeting at our corporate headquarters at 330 West 34th Street, New York, New York 10001 no earlier than November 10, 2021 and no later than December 10, 2021. You should carefully review the requirements specified in the Company's By-Laws, which are available on the corporate governance section of our corporate website at footlocker.com/corp. You may also obtain a printed copy of the By-Laws by writing to the Secretary at the Company's headquarters.

Other Proposals or Nominations for the 2022 Annual Meeting

For any shareholder proposal that is not submitted under SEC Rule 14a-8, and any nomination of directors not submitted pursuant to our proxy access by-law provision, our By-Laws describe the procedures that must be followed. Under these procedures, we must receive notice of a shareholder's intention to introduce a nomination or proposed item of business for an annual meeting not less than 90 days nor more than 120 days before the first anniversary of the prior year's annual meeting. For the 2022 Annual Meeting, we must receive this notice no earlier than January 19, 2022 and no later than February 18, 2022, assuming that our 2022 Annual Meeting is held on schedule. However, if we hold the 2022 Annual Meeting on a date that is not within 25 days before or after the first anniversary of the prior year's annual meeting, then we must receive the notice no later than ten days after the earlier of the date we first provide notice of the meeting to shareholders or announce it publicly. Proposals for nomination for directors and other items of business should be addressed to the Secretary, 330 West 34th Street, New York, New York 10001 and must contain the information specified in the Company's By-Laws, which are available on the corporate governance section of our corporate website at footlocker.com/corp or from the Secretary.

By Order of the Board of Directors

SHEILAGH M. CLARKE
Senior Vice President, General Counsel and Secretary
April 9, 2021





Questions and Answers about the 2021 Annual Meeting and Voting

Q: How may I obtain an additional copy of the 2020 Annual Report on Form 10-K?

A: You may obtain an additional copy of our 2020 Annual Report on Form 10-K without charge by writing to our Investor Relations Department at Foot Locker, Inc., 330 West 34th Street, New York, New York 10001. It is also available free of charge on our corporate website at footlocker.com/corp.

Q: What constitutes a quorum for the 2021 Annual Meeting?

A: We will have a quorum and be able to conduct the business of the 2021 Annual Meeting if the holders of a majority of the shares outstanding and entitled to vote are present at the meeting, either in person or by proxy. We will count abstentions and broker non-votes, if any, as present and entitled to vote in determining whether we have a quorum.

Q: Who may vote at the 2021 Annual Meeting?

A: Only shareholders of record on the books of the Company as of March 22, 2021 are entitled to vote at the 2021 Annual Meeting and any adjournments or postponements of the meeting on the items of business described in this Proxy Statement. There were 103,278,201 shares of Common Stock outstanding as of March 22, 2021. Each share of Common Stock is entitled to one vote.

Q: Can I vote shares held in employee plans?

A: If you hold shares of the Common Stock through the Foot Locker 401(k) Plan or the Foot Locker Puerto Rico 1165(e) Plan, your proxy card includes the number of shares allocated to your plan account. Your proxy card will serve as a voting instruction card for these shares for the plan trustee to vote the shares. The trustee will vote only those shares for which voting instructions have been given. To allow sufficient time for voting by the trustees of these plans, your voting instructions must be received by 11:59 p.m. EDT on May 16, 2021.

Q: Could matters be voted on at the 2021 Annual Meeting other than the proposals on page 6?

A: We do not know of any other business that will be presented at the 2021 Annual Meeting. If any other matters are properly brought before the meeting for consideration, then the persons named as proxies will have the discretion to vote on those matters for you using their best judgment.

Q: What happens if I do not vote my shares?

A: This depends on how you hold your shares and the type of proposal. If you hold your shares in "street name," such as through a bank or brokerage account, it is important that you cast your vote if you want it to count for Proposals 1 and 2. If you do not instruct your bank or broker regarding how to vote your shares, no votes will be cast on your behalf on Proposals 1 and 2 because the broker does not have discretionary authority to vote. This is called a "broker non-vote." Your bank or broker will have discretion to vote any uninstructed shares on Proposal 3.

If you are a "shareholder of record," meaning your stock ownership is reflected directly on the books and records of the Company's transfer agent, or if you hold your shares through the Foot Locker 401(k) Plan or Foot Locker Puerto Rico 1165(e) Plan, no votes will be cast on your behalf on any of the proposals if you do not cast your vote.

Questions and Answers about the 2021 Annual Meeting and Voting

Q: How will the votes be counted?

A: Votes will be counted and certified by an independent inspector of election.

If you abstain from voting or there is a broker non-vote on any matter, your abstention or broker non-vote will not affect the outcome of such vote because abstentions and broker non-votes are not considered to be votes cast.

Q: Can I change my mind after voting my shares?

A: Yes, you may revoke your proxy at any time before it is used by:

- sending a written notice to the Secretary at the Company's corporate headquarters,
- delivering a valid proxy card with a later date,
- providing a later-dated vote by telephone, internet, or app, or
- voting at the 2021 Annual Meeting.

Q: Will my vote be confidential?

A: Yes, we maintain the confidentiality of our shareholders' votes. All proxy cards, electronic voting, voting instruction forms and voting tabulations identifying shareholders are kept confidential from the Company, except:

- as necessary to satisfy any applicable legal requirements,
- when a shareholder requests disclosure or writes a comment on a proxy card,
- in a contested proxy solicitation, and
- to allow independent inspectors of election to tabulate and certify the vote.

Q: How do I attend the 2021 Annual Meeting?

A: We are pleased to welcome shareholders to the 2021 Annual Meeting. Due to the COVID-19 pandemic, the 2021 Annual Meeting will be held in a virtual format only to provide a safe experience for our shareholders and team members.

The live audio webcast of the meeting will begin promptly at 9:00 a.m. EDT. Online access to the audio webcast will open shortly prior to the start of the meeting to allow time for you to log-in and test your device's audio system. We encourage you to access the meeting in advance of the designated start time. A support line will be available on the meeting website shortly prior to, and during, the meeting to assist shareholders with any technical difficulties they may have accessing or hearing the meeting.

To be admitted to the 2021 Annual Meeting, you will need to log-in to virtualshareholdermeeting.com/FL2021 using the 16-digit control number found on your Notice, proxy card, voting instruction form, or email previously sent to shareholders entitled to vote at the 2021 Annual Meeting.

Even if you plan on attending the 2021 Annual Meeting, we encourage you to vote your shares in advance using one of the methods described in this Proxy Statement to ensure that your vote will be represented at the 2021 Annual Meeting.

In the event a virtual-only meeting is not permitted under New York law, we will notify shareholders in advance of the physical location of the meeting by issuing a press release, which will be available on our corporate website at footlocker.com/corp and proxyvote.com, and filing it as additional proxy material with the SEC.

Q: Will there be a question and answer session at the 2021 Annual Meeting?

A: Shareholders may submit a question in advance of the meeting by emailing the Company at ir@footlocker.com. Live questions may be submitted online shortly prior to, and during, the 2021 Annual Meeting by logging in with the 16-digit control number at virtualshareholdermeeting.com/FL2021. We will answer questions during the meeting that are pertinent to the Company as time permits and in accordance with our rules of conduct for the 2021 Annual Meeting. Questions and answers may be grouped by topic and substantially similar questions may be grouped and answered once.

Answers to any pertinent questions that are not addressed during the meeting may be published following the meeting on our corporate website at footlocker.com/corp.



Q: WHO PAYS THE COST OF THIS PROXY SOLICITATION?

A: We will pay for the cost of the solicitation of proxies, including the preparation, printing, and mailing of the proxy materials.

Proxies may be solicited, without additional compensation, by our directors, officers, or team members by mail, telephone, facsimile, in person, or otherwise. We will request banks, brokers, and other custodians, nominees, and fiduciaries to deliver proxy materials to the beneficial owners of the Common Stock and obtain their voting instructions, and we will reimburse those firms for their expenses under both SEC and NYSE rules. In addition, we have retained Innisfree M&A Incorporated to assist us in the solicitation of proxies for a fee of $15,000 plus out-of-pocket expenses.

Q: WHY DID I RECEIVE A NOTICE BUT NO PROXY MATERIALS?

A: We are furnishing proxy materials to our shareholders primarily over the internet under the SEC's notice and access rules instead of mailing full sets of the printed materials. We believe that this procedure reduces costs, provides greater flexibility to our shareholders, and decreases the environmental impact of our 2021 Annual Meeting. On or about April 9, 2021, we started mailing a Notice to most of our shareholders in the United States. The Notice contains instructions on how to access our 2021 Proxy Statement and 2020 Annual Report on Form 10-K on the internet and vote online. If you received a Notice, you will not receive paper copies of the proxy materials, unless you request them. If you received a Notice and would like to receive paper copies of the proxy materials, please follow the instructions on the Notice for requesting the materials, and we will promptly mail the materials to you.

We are mailing to shareholders, or making available to shareholders via the internet, this Proxy Statement, form of proxy card, and our 2020 Annual Report on Form 10-K on or about April 9, 2021.

Q: WHAT IS "HOUSEHOLDING" AND HOW DOES IT AFFECT ME?

A: The Company has adopted the "householding" procedure approved by the SEC, which allows us to deliver one set of documents to a household of shareholders instead of delivering a set to each shareholder in a household, unless we have been instructed otherwise. This procedure is more environmentally friendly and cost-effective because it reduces the number of copies to be printed and mailed. Shareholders who receive proxy materials in paper form will continue to receive separate proxy cards/voting instruction forms to vote their shares. Shareholders who receive the Foot Locker Notice will receive instructions on submitting their proxy cards/voting instruction form via the internet.

If you would like to change your householding election, request that a single copy of the proxy materials be sent to your address, or request a separate copy of the proxy materials, please contact Broadridge Financial Solutions, Inc., by calling (866) 540-7095 or by writing to Broadridge Householding Department, 51 Mercedes Way, Edgewood, New York 11717. We will promptly deliver the proxy materials to you upon receipt of your request. If you hold your shares in street name, please contact your bank, broker, or other record holder to request information about householding.

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Economic Development



$175M

Economic Development initiatives target by 2025

Education

$25M

Education initiatives target by 2025

Stronger together

"We stand resolute in our commitment to fight racial inequality and injustice. This commitment extends beyond words. It is part of our culture and the way we operate as an inclusive and diverse organization. We recognize that Black Culture plays a pivotal role in shaping Sneaker Culture—the foundation of our business at Foot Locker. We believe we have an obligation to add our voice and actions to drive meaningful and lasting change across our company and within the communities we serve."

Richard A. Johnson,
Chairman and Chief Executive Officer

We stand RESOLUTE in our commitment

TO INSPIRE AND EMPOWER YOUTH CULTURE

Foot Locker, Inc.

footlocker.com/corp

